Exhibit 99.2

Technical Report for the

Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado

Copper Projects,

Atacama Province, Region III, Chile

Report Prepared for

Franco-Nevada (Barbados) Corporation

Franco-Nevada Corporation

3CF016.001 — Franco-Nevada Corporation & Franco-Nevada (Barbados) Corporation

Technical Report for the Candelaria and Ojos del Salado Copper Projects, Chile

Technical Report for the

Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado

Copper Projects, Atacama Province,

Region III, Chile

Prepared for:

Franco-Nevada Corporation	Franco-Nevada (Barbados) Corporation
199 Bay Street, Suite 2000	Ground Floor, Balmoral Hall,
P.O. Box 285	Balmoral Gap,
Commerce Court Postal Station	Hastings, Christ Church
Toronto, Ontario M5L 1G9	Barbados, BB14034
Tel: 416-306-6300	Tel: 246-434-8200
Fax: 416-306-6330	Fax: 246-436-0229

Prepared by:

SRK Consulting (Canada) Inc.

Suite 1300, 151 Yonge Street

Toronto, Ontario, Canada

M5C 2W7

E-mail: toronto@srk.com

Website: www.srk.com

Tel:  +1 416 601 1445

Fax: + 1 416 601 9046

SRK Project Number 3CF016.001

Effective date:    October 6, 2014

Signature date:  March 20, 2015

Authored by:

[Signed and sealed]	[Signed and sealed]	[Signed and sealed]
Jean-François Couture, PGeo	Glen Cole, PGeo	Gary Poxleitner, PEng
Corporate Consultant	Principal Consultant	Principal Consultant
(Geology)	(Resource Geology)	(Mining Engineering)

[Signed and sealed]	[Signed and sealed]	[Signed and sealed]
John Nilsson, PEng	Adrian Dance, PEng	Cameron C. Scott, PEng
Independent Consultant	Principal Consultant	Principal Consultant
(Mining Engineering)	(Mineral Processing)	(Environment)

Reviewed by:

Ken Reipas, PEng, Principal Consultant (Mining Engineering)

Cover: Haulage in the Candelaria open pit

i

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Standards of Disclosure for Mineral Projects Technical Report for Lundin Mining Corporation (Lundin) by SRK Consulting (Canada) Inc. (SRK). The quality of information, conclusions, and estimates contained herein are consistent with the quality of effort involved in SRK’s services. The information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.

This Technical Report was initially addressed to Lundin to satisfy their technical disclosure requirements pursuant to Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects arising from the acquisition of an 80 percent interest in each of Compañía Contractual Minera Candelaria (Minera Candelaria) and Compañía Contractual Minera Ojos del Salado (Minera Ojos del Salado). In connection with the acquisition, Franco-Nevada (Barbados) Corporation, a subsidiary of Franco-Nevada Corporation (Franco-Nevada), purchased a gold and silver stream on production from Minera Candelaria and Minera Ojos del Salado in exchange for an upfront deposit payable at the closing of the acquisition.

This Technical Report has been readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada to satisfy their technical disclosure requirements pursuant to National Instrument 43-101.

No changes have been made to this Technical Report beyond addressing it to Franco-Nevada (Barbados) Corporation and Franco-Nevada, inserting references to Franco-Nevada (Barbados) Corporation and Franco-Nevada where appropriate, updating this notice and re-dating it.

This report is intended for use by Franco-Nevada subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Franco-Nevada to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Franco-Nevada. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

© 2015 SRK Consulting (Canada) Inc.

This document, as a collective work of content and the coordination, arrangement and any enhancement of said content, is protected by copyright vested in SRK Consulting (Canada) Inc. (SRK).

Outside the purposes legislated under provincial securities laws and stipulated in SRK’s client contract, this document shall not be reproduced in full or in any edited, abridged or otherwise amended form unless expressly agreed in writing by SRK.

Executive Summary

Compañía Contractual Minera Candelaria (Minera Candelaria) and Compañía Contractual Minera Ojos del Salado (Minera Ojos del Salado) produce copper concentrates from open pit and underground mines located near Copiapó in the Atacama Province, Region III of Chile. Minera Candelaria is an open pit mine and an underground mine providing copper ore to an on-site concentrator with a capacity of 75,000 tonnes per day. Minera Ojos del Salado comprises two underground mines, Santos and Alcaparrosa. The Santos mine provides copper ore to an on-site concentrator with a capacity of 3,800 tonnes per day, while ore from the Alcaparrosa mine is treated at the Candelaria concentrator. In 2013, both projects produced concentrates containing 191.4 kilotonnes of copper and 101,000 ounces of gold and 2.2 million ounces of silver. Minera Candelaria and Minera Ojos del Salado are owned indirectly by Freeport-McMoRan Inc. (Freeport; 80%) and Sumitomo Metals Mining Co., Ltd. and Sumitomo Corporation (collectively, Sumitomo; 20%).

In anticipation of the acquisition by Lundin Mining Corporation (Lundin) of Freeport’s 80% interest in Minera Candelaria and Minera Ojos del Salado, Lundin mandated SRK Consulting (Canada) Inc. to visit the properties, audit the Mineral Resources and the Mineral Reserves as of December 31, 2013 and compile a technical report pursuant to Canadian Securities Administrators’ National Instrument 43-101.

In June 2014, a team of independent qualified persons, as the term is defined by National Instrument 43-101, visited operations at Minera Candelaria and Minera Ojos del Salado. This technical report summarizes the technical information that is relevant to support the disclosure of Mineral Resources and Mineral Reserves for Candelaria and Ojos del Salado pursuant to Canadian Securities Administrators’ National Instrument 43-101.

Property Description and Ownership

The Candelaria and Ojos del Salado mines and surrounding tenements are located in Chile’s Atacama Province, Region III, approximately 20 kilometres south of the city of Copiapó and approximately 650 kilometres north of Santiago (Figure i and Figure ii). The properties are easily accessed using the public road system. Copiapó is a modern city with all regular services and a population of approximately 160,000. The properties are easily accessed using the public road system. Copiapó is a modern city with all regular services. Personnel employed by Minera Candelaria and Minera Ojos del Salado come primarily from the Copiapó region. The Candelaria and Ojos del Salado mines receive electrical power through long-term contracts with AES Gener S.A., a local energy company. The main water supply comes from a desalination plant, which was commissioned in 2013 and is located at the Punta Padrones port facility at the sea port of Caldera. Both the desalination plant and the Punta Padrones port are owned by Minera Candelaria. Local treated sewage water is also used by the mines. The copper concentrate is shipped from Punta Padrones to world markets.

Copiapó has a desert climate with mild temperatures year round. Winters are mild with warm temperatures. Annual precipitation averages approximately 17 millimetres, the majority of which falls in the winter months. The climate allows for year round mining and exploration activities.

The Candelaria property comprises of 249 mining exploitation concessions (approximately 6,182 hectares) and 51 mining exploration concessions (approximately 6,605 hectares).  The Ojos del Salado property comprises of 195 mining exploitation concessions (approximately 8,809 hectares) and 37 mining exploration concessions (approximately 6,522 hectares). The tenements are free of mortgages, encumbrances, prohibitions, injunctions, and litigation. The tenements containing the active and future mining activities are not affected by royalties. Minera Candelaria and Minera Ojos del Salado own certain underground water use rights and certain surface water use rights.

72°W
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26°S
27°S
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Diego de Almagro
Caldera
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Alcaparrosa
Santos
Candelaria
CHILE
ARGENTINA
Huasco
Vallenar
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srk consulting
Image: Digital Globe June 27, 2014

Figure i: Candelaria and Ojos del Salado Mines

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Alcaparrosa Mine
Portal
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Santos Mine
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Tierra Amarilla
Santos Mine
Candelaria Norte (U/G)
Pedro Aguirre Process Plant
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Magnetite Plant
Access To Candelaria Norte
Candelaria Process Plant
Los Diques Tailings Facility
0 1 2 3 km
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Digital Globe image June 25, 2014

Figure ii: Mine and Related Infrastructure

v

History

The Candelaria deposit was discovered by Phelps Dodge Corporation (Phelps Dodge) in 1987. A feasibility study was completed in 1990, and following approval by the Chilean government construction started in October 1992. Production commenced in early 1995. Sumitomo acquired a 20% stake in the property in 1992.

In 2007, property ownership changed when Freeport acquired Phelps Dodge.

In the middle of 2011, Freeport announced the completion of a pipeline to bring water from a nearby sewage water treatment facility to the Candelaria mine. A desalination plant at the port of Caldera was built and commissioned in 2013 at a capacity of 500 litres per second to remove the need for continued ground water extraction from the sensitive Copiapó aquifer. The mines continue to hold ground water rights in the Copiapó aquifer and they will continue to be used for potable supply and in emergencies.

The Santos underground mine has been in production since 1929, with processing taking place at what is now called the Pedro Aguirre Cerde (PAC) plant. Phelps Dodge became sole owner of Minera Ojos del Salado and the Santos mine and PAC plant in 1985. The PAC plant has been expanded several times to its current capacity of 3,800 tonnes per day. Sumitomo acquired its 20% interest in Minera Ojos del Salado in 2005.

In early 1996, production from the Alcaparrosa underground mine commenced.

Minera Candelaria and Minera Ojos del Salado have been significant producers of copper since the mid-1990s. In the last 3 years, Freeport have reported payable copper and gold metal in concentrate varying between 147 and 191 kilotonnes and 83,000 and 101,000 ounces respectively.

Geology, Mineralization and Deposit Types

The Candelaria deposit is located at the boundary between the Coastal Cordillera and the Copiapó Precordillera. The Coastal Cordillera of Chañaral and Copiapó is composed of Permian to Lower Cretaceous intrusions within a basement of metasedimentary rocks of Devonian to Carboniferous age. Volcanic, volcaniclastic, and marine carbonate rocks represent intra- and back-arc sequences that were deposited during Early to Mid-Cretaceous.

The Candelaria, Santos, and Alcaparrosa mines are located in the district of Punta del Cobre. The polymetallic sulphide deposits are hosted in volcanic rocks of the Punta del Cobre Formation. Polymetallic sulphide deposits in the Punta del Cobre district are located to the east of the main branches of the Atacama fault zone, a subduction-linked strike-slip fault system stretching over 1,000 kilometres along the Chilean coast and active at least since the Jurassic. The dominant structural elements of the Punta del Cobre area are the northeast-trending Tierra Amarilla Anticlinorium, a southeast verging fold-and-thrust system and a series of north-northwest- to northwest-trending high-angle faults.

The copper-gold sulphide mineralization at Candelaria and Ojos del Salado is generally referred to as iron oxide copper gold (IOCG) mineralization. The sulphide mineralization occurs in breccias, stockwork veinlets, disseminations in andesite and an internal tuff unit. There are also some localized controls to mineralization in the form of faults, breccias, veins and foliation. Candelaria has become an exploration model for Andean-type IOCG deposits that display close relationships to the plutonic complexes and broadly coeval fault systems. Depending on lithology and the structural setting, the polymetallic sulphide mineralization can occur as veins, hydrothermal breccias, replacement mantos, and calcic skarns. The Candelaria IOCG system lies within the thermal aureole of the Lower Cretaceous magmatic arc plutonic suite in the Candelaria-Punta del Cobre district.

Exploration Status

Ongoing exploration is conducted by Minera Candelaria and Minera Ojos del Salado with the primary purpose of supporting mining and increasing Mineral Resources and Mineral Reserves available for mining. Exploration is focused on the known mantos, veins, and breccia masses in proximity to existing underground infrastructure. Historically, this strategy has proven very effective in defining new Mineral Resources available for underground mining. Much of the exploration is conducted from underground, requiring significant underground development to provide adequate drilling stations. Regional exploration is also undertaken on the large properties surrounding the mines to identify targets and define new Mineral Resource areas.

From 2010 to 2013, Minera Candelaria and Minera Ojos del Salado invested more than US$105 million in exploration to expand Mineral Resources primarily below the Candelaria open pit, to the north and south, and at the three underground mines. Information from that program was used to define approximately 14 million tonnes of new underground Mineral Reserves at a grade of 0.93% copper. In addition, at Minera Candelaria, new discoveries were made beneath the eastern and southern portions of the open pit (the Susana and Damiana orebodies and as well at the existing Candelaria Norte underground operations (Wendy Norte orebody).  These new discoveries are expected to extend the mine life at Candelaria and potentially allow future increases in production.  Initial Mineral Resource and Reserve estimates are expected to be completed in the fourth quarter of 2014.

At Minera Ojos del Salado, new discoveries at Santos (Melendez Central) and at Alcaparrosa (Southeast) will also extend the mine life of these two underground operation.  Initial Mineral Resource and Reserve estimates are being prepared, and are expected prior to year end.

Building on this exploration success, an exploration program is planned for the period 2014 to 2018, targeting the lateral extensions of the areas investigated since 2010. The planned exploration program includes 5,180 metres of underground development and 384,000 metres of core drilling at an estimated total cost of US$133 million. The mineral potential targeted by the proposed exploration program is estimated at between 65 and 130 million tonnes of sulphide mineralization grading between 0.9% and 1.2% copper. The range of tonnage and grades expected from the results of the proposed exploration program are estimated from the recent exploration results. The reader is cautioned that the potential quantity and grade estimates expected from the proposed 2014 to 2018 exploration program are conceptual in nature. It is uncertain if the implementation of the proposed exploration program will result in the delineation of Mineral Resources.

The exploration potential of the Minera Candelaria and Minera Ojos del Salado properties remains good. SRK is of the opinion that aggressive exploration programs will continue to expand the underground Mineral Resources.

Drilling, Sample Preparation, Analyses, and Security

Mineral Resources are informed from drilling information drilled from the surface or from underground. Between 1991 and the end of 2013, Phelps Dodge and Freeport drilled 2,437 core and percussion boreholes in and around the Candelaria open pit mine. In the Santos mine, approximately 341 core boreholes were drilled between 1993 and 2012 in the Mantos and Melendez Sur sectors. In the Alcaparrosa mine, the borehole database contains information from 627 core boreholes. The drilling and sampling procedures are consistent with generally recognized industry best practices. SRK concludes that the samples are representative of the source materials and there is no evidence that the sampling process introduced a bias.

Analytical samples informing the Candelaria Mineral Resources were prepared and assayed at the Candelaria mine laboratory that is accredited to ISO17025 for the analyses of copper, iron, zinc, and silver. Analytical samples informing the Ojos del Salado Mineral Resources were prepared and assayed by Intertek (formerly Vigalab). Conventional preparation and assaying procedures are used. Copper is analyzed by multi acid digestion and atomic absorption spectroscopy (AAS). Gold is assayed using a fire assay procedure. Specific gravity is systematically measured on core samples.

Minera Candelaria and Minera Ojos del Salado implements analytical quality control measures consistent with generally accepted industry best practices. The analytical quality control program includes the use of control samples inserted with all samples submitted and check assaying by umpire laboratories. The analytical quality control data are routinely monitored and were audited by AMEC in 2013.

In the opinion of SRK, the analytical results delivered by the primary laboratories used are free of apparent bias. The sampling preparation, security, and analytical procedures used are consistent with generally accepted industry best practices and are therefore adequate to support Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The Candelaria and Ojos del Salado mines maintain regular metallurgical testing programs that are incorporated with historical testing results and mill performance into a statistical model to predict and improve its processing performance in terms of mill throughput, metal recovery to concentrate and final concentrate grade. Metallurgical tests are executed in a number of specialized in-house and commercial facilities. Testing includes rock hardness classification, mineralogy using QEMSCAN technology and bench scale and flotation testing that are correlated with industrial scale performance in order to predict mill throughput and metallurgical performance.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources discussed herein are informed from core drilling information stored in a secured central database, and were evaluated using a geostatistical block modelling approach. Separate models were prepared for the Candelaria open pit mine and the three underground mines (Candelaria Norte, Santos and Alcaparrosa) using slightly different methodologies and assumptions. Each underground mine was sub-divided into sectors and evaluated using separate block models. In total, 10 distinct block models were created to model the entire zone of sulphide mineralization.

SRK reviewed and audited the Mineral Resource models prepared by Minera Candelaria and Minera Ojos del Salado. In the opinion of SRK, the resource evaluation reported herein is a reasonable representation of the Mineral Resources found at Minera Candelaria and Minera Ojos del Salado at the current level of sampling. The Mineral Resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101. The consolidated audited Mineral Resource Statement for the Minera Candelaria and Minera Ojos del Salado is presented in Table i. Mineral Resources include Mineral Reserves.

Monthly reconciliation completed at the Candelaria open pit mine between the Mineral Resource model and grade control models show excellent reconciliation. For the period August 2013 to July 2014, cumulative quantity and grade variance was within 3%.

Table i: Consolidated Audited Mineral Resource Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013

					Contained Metal
	Quantity	Grade			Copper	Gold	Silver
	Tonnes	Copper	Gold	Silver	Tonnes	Ounces	Ounces
Classification	(000s)	(%)	(g/t)	(g/t)	(000s)	(000s)	(000s)
Open Pit
Measured	359,400	0.53	0.12	1.92	1,914	1,436	22,151
Indicated	15,800	0.48	0.13	1.80	77	64	914
Measured and Indicated	375,200	0.53	0.12	1.91	1,990	1,500	23,065
Inferred	7,643	0.33	0.09	1.13	25	23	278
Underground
Measured	19,837	1.11	0.27	5.11	221	172	3,261
Indicated	13,922	1.08	0.27	5.61	151	120	2,511
Measured and Indicated	33,759	1.10	0.27	5.32	371	292	5,772
Inferred	3,690	1.14	0.28	6.24	42	34	741
WIP**
Measured	92,025	0.36	0.09	1.46	336	264	4,326
Indicated
Measured and Indicated	92,025	0.36	0.09	1.46	336	264	4,326
Inferred
Combined
Measured	471,262	0.52	0.12	1.96	2,470	1,872	29,738
Indicated	29,722	0.76	0.19	3.58	227	184	3,425
Measured and Indicated	500,984	0.54	0.13	2.06	2,697	2,055	33,163
Inferred	11,334	0.59	0.16	2.79	67	57	1,018

*            Reported within the boundaries of the Compañía Contractual Minera Candelaria and Compañía Contractual Ojos del Salado properties. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources include Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.2% copper. Underground Mineral Resources are reported at a cut-off grade of 0.6% copper.

**     Work in Progress (WIP) Stockpiles.

Mineral Reserves are derived from Measured and Indicated Mineral Resources after applying economic parameters. The Mineral Reserves have been derived and classified according to the following criteria:

•                  Proven Mineral Reserves are the economically mineable part of the Measured Mineral Resources where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable; and

•                  Probable Mineral Reserves are those Measured and Indicated Mineral Resources where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable.

The consolidated audited Mineral Reserve Statement for Minera Candelaria and Minera Ojos del Salado is presented in Table ii. Mineral Reserves are included in Mineral Resources.

Table ii: Consolidated Audited Mineral Reserve Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(000’t)	(%)	(g/t)	(g/t)	(000’t)	(000’oz)	(000’oz)
Open Pit
Proven	266,725	0.57	0.13	2.09	1,533	1,140	17,884
Probable	9,182	0.54	0.14	1.98	50	42	586
Total	275,907	0.57	0.13	2.08	1,583	1,182	18,469
WIP**
Proven	92,025	0.36	0.09	1.46	336	264	4,326
Probable	0	0.00	0.00	0.00	0	0	0
Total	92,025	0.36	0.09	1.46	336	264	4,326
Underground
Proven	7,897	1.08	0.25	4.56	85	63	1,158
Probable	4,591	1.01	0.23	4.40	46	34	650
Total	12,487	1.05	0.24	4.50	132	96	1,808
Combined
Proven	366,647	0.53	0.12	1.98	1,954	1,466	23,368
Probable	13,772	0.70	0.17	2.79	96	76	1,235
Total	380,419	0.54	0.13	2.01	2,050	1,542	24,603

*            Mineral reserves included in mineral resources. Mineral reserves have been prepared using US$2.00 per pound of copper, US$1,000 per ounce of gold and US$15.00 per ounce silver.  All figures have been rounded to reflect the relative accuracy of the estimates. Underground mineral reserves are reported at various cut-off grades and mining costs.  Mineral Reserves for open pit, underground and stockpiles/work-in-progress for the Candelaria property are reported at cut-off grades of 0.25%, 0.81% and 0.24% copper, respectively.  Underground Mineral Reserves for the Ojos del Salado property (Santos and Alcaparrosa) are reported at cut off grades of 0.84% and 0.75% copper, respectively.

**     Work in Progress (WIP) Stockpiles.

Mining Methods

The Candelaria open pit mine operates with an overall mining rate of approximately 270,000 tonnes per day including 66,000 tonnes per day of ore sent to the Candelaria concentrator. The average grade of the ore mined from the open pit over the remaining life of mine is 0.57% copper while stockpiled WIP material averages 0.36% copper. The mine operates 7 electric shovels, 46 haulage trucks, 8 production drills, and a fleet of support equipment.

The Candelaria Norte underground mine produces 6,000 tonnes per day of ore with an average grade of 1.14% copper in the current mine plan. The Alcaparrosa underground mine produces 4,000 tonnes per day of ore with an average grade of 1.04% copper and the Santos underground mine produces 3,800 tonnes per day of ore with an average grade of 0.98% copper over the remaining life of mine. The mining method in all three underground mines is sublevel open stoping.

The life of mine plan is largely driven by supplying ore to the Candelaria processing plant from the open pit mine and surface stockpiles once the open pit Mineral Reserves have been depleted. The open pit and stockpile Proven and Probable Mineral Reserves are estimated at 367.9 million tonnes at an average grade of 0.52% copper, 0.12 g/t gold and 1.93 g/t silver.

The open pit was designed to be mined in several phases of development. As of December 2013, five phases of development remain in the life of mine plan (Phases 8 to 12). The overall strip ratio is 2.9:1 excluding stockpiles. The total in-pit waste is 752.0 million tonnes. The overall life of the open pit mine is 14 years.

x

All of the three underground mines (Candelaria Norte, Santos, and Alcaparrosa) utilize a sublevel stoping mining method for ore extraction. This method is ideal for relatively large, vertical, as well as thick deposits with favourable and stable host rock. Stopes can typically be up to 100 metres high with sublevels at 25 to 50-metre intervals. The length of the stopes is generally 80 metres with widths varying between 20 to 30 metres. Stopes are drilled down from the sublevel drilling drifts as benches using 4.5 inch to 5.5 inch diameter down-the-hole (DTH) holes. The holes are loaded and blasted in vertical slices towards an open face. The blasted ore gravitates to the bottom of the stope and is collected through drawpoints at the production level below. Ore is mucked from the drawpoints using surface-type front-end loaders and LHDs (load haul dump). The mucked ore is dumped into 30-ton highway type trucks and hauled by way of the ramp to a surface stockpile for subsequent re-handling and processing. The current life-times of the Candelaria Norte, Alcaparrosa and Santos mines are 3, 2, and 4 years, respectively. There is a strong likelihood that exploration success will lead to an extension of the lives of the underground mines.

Total copper production from the Candelaria and PAC processing plants is forecast at 156 ktonnes in 2014, with 97 kounces of gold and 1.9 million ounces of silver. Over the five year period, 2014 to 2018, average annual copper production is 139 ktonnes, and over the life of mine 126 ktonnes. Life of mine annual average gold and silver production is 77 k ounces gold and 1.4 million ounces of silver.

Recovery Method

The Candelaria processing plant receives ore from the Candelaria open pit and the Candelaria Norte and Alcaparrosa underground mines. It has a nameplate capacity of 75,000 tonnes per day. The PAC processing plant receives ore from the Santos underground mine and has a design capacity of 3,800 tonnes per day.

Historical performance of the Candelaria processing plant from 2000 to 2013 has averaged 25 million tonnes per year, equivalent to approximately 68,600 tonnes per day with utilization of 93%. During this period metallurgical recovery averaged 94.2% for copper, 75.4% for gold, and 82.6% for silver.

The Candelaria processing plant flowsheet is conventional comprising two parallel process lines for grinding and flotation, reclaimed process water from a conventional tailings dam, final concentrate filtration, and shipping of bulk copper concentrates. Run of mine ore is trucked to a primary gyratory crusher. Grinding takes place in a multi-stage closed circuit using semi-autogenous grinding (SAG) mills, ball mills, and pebble crushing. A multi-stage flotation circuit using an arrangement of mechanical cells, regrind mills, and column cells produces copper concentrate. Final flotation copper concentrate with gold and silver by-product metals is thickened, filtered, and stored on site. Final flotation tails are conventionally thickened and disposed of in a rockfill embankment tailings storage facility. Process water is reclaimed from the tailings dam for reuse in the processing plant. Overall fresh make-up water ratio is exceptionally low. For example, it was approximately 0.34 cubic metres per tonne of fresh ore in 2012.

The PAC concentrator has been in operation since 1929. The concentrator processes 3,800 tonnes per day of fresh feed from the Santos underground mine with an average historical head grade of 0.85% copper and a copper recovery of 93.5%.

The PAC concentrator flowsheet comprises a closed-circuit crushing plant including a primary jaw crusher, a secondary cone crusher, and two tertiary cone crushers. The grinding circuit has three ball mills operating in parallel and in direct closed-circuit with hydro-cyclone classification. The flotation plant uses conventional multi-stage, mechanical, self-aspired and forced-air flotation cells, regrind milling, and column cells for the final concentrate cleaning stage. Final concentrate is thickened and filtered using a ceramic disc filter. Final flotation tailings from the PAC plant are pumped to the main Candelaria tailings storage facility.

Copper concentrates containing precious metals are trucked to the Punta Padrones port, near Caldera. From 2000 to 2013, the typical Candelaria copper concentrate averaged 30.1% copper, 5.4 g/t gold, and 90 g/t silver with a moisture content of 7.6% after filtration. The PAC copper concentrate produced averages 29.7% copper, 5.6 g/t gold, and 71 g/t silver.

Minera Candelaria has an agreement with a third party company to process Candelaria’s flotation tailings to produce a magnetite concentrate and this produces an additional source of by-product revenue.

The current Candelaria tailings storage facility receives the flotation tails from the Candelaria and PAC processing plants. The Candelaria flotation tails are thickened and then pumped to the tailings storage facility at an average solids concentration of 50.1%. The PAC flotation tails are pumped unthickened at an average concentration of 35.3%. The remaining tailings storage capacity is estimated at 43 million cubic metres, sufficient to receive tailings until the end of 2017 at the current production throughput.

A new tailings management facility, Los Diques, located to the west of the open pit and plant, is proposed to replace the existing tailings facility when it reaches completion. The site has a total available tailings capacity of 600 million tonnes, exceeding what is required by the current mine life. The Los Diques tailings management facilities were a key part of the “Candelaria 2030 - Project Operational Continuity” EIA that was submitted to the environmental authorities in September 2013 and is currently under review.

To mitigate against the risk that the permitting and construction of Los Diques is not completed before the filling of the existing tailings facility, Minera Candelaria is considering two options:

•                  Reducing the freeboard of the existing dam from 5.0 to 1.5 metres, which will provide another 13 to 15 months of capacity (included in the Addendum of the Candelaria 2030 project); and/or

•                  Raising the existing tailings storage facility by additional 4.0 metres to provide another 12 to 14 months of capacity, which would be subject to further permitting.

Project Infrastructure

The Minera Candelaria infrastructure includes:

•                  The Candelaria open pit mine with a capacity of approximately 270,000 tonnes of rock per day;

•                  Surface waste dumps located to the north and southwest of the Candelaria open pit;

•                  The Candelaria processing plant with a nameplate capacity of 75,000 tonnes per day;

•                  The Candelaria Norte underground mine with an ore capacity of 6,000 tonnes per day;

•                  The Candelaria tailings facility located northwest of the Candelaria open pit;

•                  Ancillary mine services and administrative buildings and road accesses;

•                  The offsite Punta Padrones port located at Caldera with a 45,000 wet metric tonne designed storage capacity and 1,200 wet metric tonnes per hour loading capacity;

•                  A desalination plant adjacent to the port facility commissioned in January 2013 with a capacity of 500 litres per second and the related aqueduct to connect to the Bodega pump station (80 kilometres); and

•                  A pipeline from the Bodega pump station to the Candelaria plant site (40 kilometres).

The Minera Ojos del Salado infrastructure includes:

•                  The Alcaparrosa underground mine with an ore capacity of 4,000 tonnes per day;

•                  The Santos underground mine with an ore capacity of 3,800 tonnes per day;

•                  The PAC processing plant with a capacity of 3,800 tonnes per day; and

•                  Ancillary surface service buildings and road accesses.

Market Studies

The quality of both the Candelaria and Ojos de Salado copper concentrate is excellent. The qualities are clean and have very low contents of critical elements. Both copper concentrates have significant by-product credits of gold and silver. Technically, the copper concentrates have no limitations and can be treated at all copper smelters worldwide. The Candelaria copper concentrate is sold under four long term contracts expiring from 2016 to 2018. The concentrate is shipped from the Punta Padrones port facility to destinations in Europe, China, Japan, Korea, India, and Brazil. The Ojos del Salado copper concentrates are currently sold under two long term contracts based on standard benchmark terms, expiring in 2015 and 2017, for domestic delivery in Chile and to Japan.

Environmental Studies, Permitting and Social or Community Impact

Minera Candelaria and Minera Ojos del Salado currently operate with all applicable permits in place and their environmental management system is accredited to ISO 14001 and OSHAS 18001 standards. Comprehensive social programs have been developed.

Minera Candelaria officially began operations on March 9, 1995. The original project was submitted to a voluntary process of environmental assessment, and was approved by ORD. N ° 817 of June 9, 1992. Over the years, the operations went through a series of environmental assessment processes. Permitting of the mine, excluding the proposed Los Diques tailings management facility, is in place until 2017. At Minera Ojos del Salado, the Alcaparrosa mine obtained environmental approval in 1996, with subsequent amendments. The Santos mine and the PAC plant began operating before 1994, at a time when Chile did not have environmental laws in place.

In September 2013, an environmental impact assessment (EIA) in support of the “Candelaria 2030 - Project Operational Continuity” was submitted to the Chilean environmental impact assessment system and it is currently under evaluation. To date, the review process has received two rounds of Consolidated Report of Request for Clarifications, Corrections, and Additions (ICSARA). Minera Candelaria has filed the Supplemental Addendum in response to the second ICSARA on October 1, 2014 thereby complying with the established schedule. Assuming no further consultation occurs, an Environmental Qualification Resolution (RCA) is anticipated by December 2014, although a third round of ICSARA requests is permitted. If a third round of questions is received, Minera Candelaria expects the EIA approval in March 2015.

The Alcaparrosa mine received its original environmental approval in 1996 with subsequent amendments in 1999 and 2005. The PAC processing plant receives ore from the Santos mine, and the tailings are deposited in Candelaria tailings facility according to a resolution granted to Minera Candelaria (RCA No. 004/1997). Ore from the Alcaparrosa mine is shipped to the Candelaria processing plant as approved by a resolution granted to Minera Candelaria (RCA No. 012/2005).

Minera Candelaria and Minera Ojos del Salado have developed comprehensive social programs, including construction of a community office in Tierra Amarilla, infrastructure and small business development programs, employment programs, housing projects, drug prevention centre, and school, sporting and educational programs.

The Minera Candelaria closure plan was approved by Servicio Nacional de Geología y Minería (SERNAGEOMIN) through Resolution No. 291 of 2009. Currently, Minera Candelaria is developing an updated closure plan and this must be submitted to the authority in November 2014. The updated closure plan for Ojos del Salado including closure cost estimates was approved by SERNAGEOMIN on May 16, 2014. The legacy historic facilities (old tailings and slag deposit) have already been closed and remediated.

Capital and Operating Costs

The average open pit mining cost over the next 5 years is estimated to be US$2.80 per tonne of material (both ore and waste) moved, with annual fluctuations. Total mining costs include ore and waste stripping, with the quantities of waste to be moved over the next five years particularly high.The biggest elements of the open pit mining cost are supplies (explosives, drill tools, tires, maintenance supplies) at approximately 40% and energy (diesel fuel and electricity) at 28%.

The average underground mining cost over the next 2 years at Candelaria Norte, is expected to be US$25.70 per tonne, with overall costs falling as production decreases in the last year of operations. The average Minera Ojos del Salado unit underground mining cost over the 4 years is approximately US$20.00 per tonne. Contractor costs make up some 80% of the total mining costs. Total underground mining costs are currently forecast to decrease as production diminishes from Candelaria Norte, Alcaparrosa, and then Santos. There is a strong likelihood that exploration success will lead to an extension of the lives of the underground mines.

The forecast average unit processing cost of the Candelaria processing plant over the next 5 years is US$8.70 per tonne, slightly lower in 2016 and 2017 because of higher throughput and the treatment of surface stockpile. Electrical energy, at approximately 42%, and operating supplies (grinding media, reagents, maintenance spares) at circa 35% are the biggest cost items.

The average processing cost for Minera Ojos del Salado over the next 4 years is expected to be US$13.10 per tonne. This is a combination of the costs for treating the Santos ore at the PAC plant and the Alcaparrosa ore at the Candelaria plant. The PAC plant operating costs are expected to average US$15.00 per tonne. Energy and supplies are the largest costs items.

Minera Candelaria unit general and administrative cost (G&A) over the next 5 years is expected to be US$2.90 per tonne. For Minera Ojos del Salado, the average unit G&A cost over the 4 years is expected to be US$2.20 per tonne.

The forecast combined Minera Candelaria and Minera Ojos del Salado C1 cash operating cost is $1.80/lb copper net of by-product credits in 2014. Life of mine C1 cash costs are forecast to be approximately $1.70/lb. Fluctuations in the cash cost are largely driven by the changes in the copper head grade in the open pit, and hence copper metal production, over the life of mine.

At Minera Candelaria, total capital expenditures over the period 2014 to 2018 are forecast at US$461 million and from 2019 to 2023 at US$210 million. The main capital project is the construction of the new Los Diques tailings storage facility, expected to start in 2015 and be ready to receive its first tailings in early 2018. From 2018, the capital cost includes conventional raises to the dam and extensions to the distribution systems. Mill capital costs include sustaining items to upgrade control systems and equipment replacements in the Candelaria processing plant. G&A capital costs include the final lift to the existing tailings dam as well as a number of environmental and local community initiatives. The forecast capital expenditure for Minera Ojos del Salado over the next 5 years is US$4.2 million. Of the total, US$3.4 million is in the underground mines and US$0.8 million for the primary crusher in the PAC plant.

Economic Analysis

Producing issuers may exclude the information required under Economic Analysis (Item 22 of Form 43-101F1) for technical reports on properties currently in production unless the technical report includes a material expansion of current production.

Conclusion and Recommendations

Minera Candelaria and Minera Ojos del Salado are world class copper mining operations with long life potential. In 2013, the two operations’ combined production was 191.4 kilotonnes of copper and 101,000 ounces of gold and 2.2 million ounces of silver. Based on the December 31, 2013 Mineral Reserves, the projects are expected to continue operations until 2028. Aggressive ongoing resource expansion exploration, however, has the potential to extend the mine life beyond 2028 and significantly change the projected copper production profile by replacing low grade open pit and stockpile mill feed with higher grade ore extracted from the expanding underground mines and defer depletion of the low grade stockpiles. There is also a possibility that the throughput of the underground mines can be increased.

The technical information on Minera Candelaria and Minera Ojos del Salado is extensive and attests to the high overall quality of the exploration, mine planning and design work completed by site personnel, as is expected from a world class asset. SRK examined the exploration, geology and Mineral Resource modelling, mine designs and Mineral Reserve estimates, processing, and environmental aspects of Minera Candelaria and Minera Ojos del Salado. On the basis of the results from the audit samples, SRK concludes that the Mineral Resources and Mineral Reserves Statements for Minera Candelaria and Minera Ojos del Salado as of December 31, 2013 are appropriately categorized and free of material errors. Financial information examined by SRK confirms that the Mineral Reserves are economic under the assumptions considered.

Minera Candelaria and Minera Ojos del Salado are operating mines with a life of mine projected to 2028 with the depletion of the Mineral Reserves disclosed herein. Since 2010, aggressive exploration has defined several new sulphide mineralization zones amenable to underground mining and offering very good opportunity to expand the Mineral Reserves and extend the lives of the underground mines. In this context, SRK strongly recommends to continue and, if possible, accelerate the implementation of the aggressive exploration program proposed for 2014 to 2018 (US$133 million). Furthermore, the Mineral Resources for the new potential resource areas should be modelled rapidly to allow conversion to underground Mineral Reserves and the update of the life of mine plan to enable timely permitting. The regional exploration potential of the large exploration properties remains excellent. Regional exploration targeting should be reviewed, including the use of high resolution geophysical data to enhance exploration targeting.

Presently, the three underground mines are not interconnected. A plan to connect the underground mines was presented during the site visit. The plan envisions connecting the Ojos del Salado underground mines with Candelaria Norte with access to the new Susana and Damiana sulphide zones. This interconnection would greatly facilitate material movement and provide additional access for deep exploration. SRK is of the opinion that this proposed interconnection has merit and should be studied further.

Finally, the December 2013 Mineral Reserves estimates have been prepared using conservative assumptions, particularly with regard to the copper price (US$2.00 per pound). SRK believes that there is a modest opportunity to expand the open pit and underground Mineral Reserves by considering less conservative price assumptions that are more in line with long term metal price forecasts. SRK recommends that those assumptions should be revised for the preparation of new Mineral Resources and Mineral Reserves estimates at the end of 2014.

Table of Contents

IMPORTANT NOTICE		ii

Executive Summary		iii
Property Description and Ownership		iii
History		vi
Geology, Mineralization and Deposit Types		vi
Exploration Status		vii
Drilling, Sample Preparation, Analyses, and Security		vii
Mineral Processing and Metallurgical Testing		viii
Mineral Resource and Mineral Reserve Estimates		viii
Mining Methods		x
Recovery Method		xi
Project Infrastructure		xii
Market Studies		xii
Environmental Studies, Permitting and Social or Community Impact		xiii
Capital and Operating Costs		xiii
Economic Analysis		xiv
Conclusion and Recommendations		xiv

Table of Contents		xvi

List of Tables		xx

List of Figures		xxii

1	Introduction and Terms of Reference	1
1.1	Terms of Reference	1
1.2	Qualification of SRK	2
1.3	Basis of Technical Report	3
1.4	Declaration	3

2	Reliance on Other Experts	5

3	Property Description and Location	6
3.1	Mineral Tenure	6
3.1.1	Minera Candelaria	6
3.1.2	Minera Ojos del Salado	8
3.2	Water Use Rights	8
3.3	Mineral Rights in Chile	9
3.3.1	Exploration Concessions	9
3.3.2	Exploitation Concessions	10

4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	11
4.1	Accessibility	11
4.2	Local Resources and Infrastructure	11
4.3	Climate	11
4.4	Physiography	12

5	History	14

6	Geological Setting and Mineralization	16
6.1	Regional Geology	16
6.2	Local Geology	16

6.3	Property Geology	17
6.3.1	Geology of the Candelaria Mine	17
6.3.2	Geology of the Santos Mine	19
6.3.3	Geology of the Alcaparrosa Mine	20
6.4	Mineralization	21
6.4.1	Mineralization at the Candelaria Mine	21
6.4.2	Mineralization at the Santos Mine	21
6.4.3	Mineralization at the Alcaparrosa Mine	21

7	Deposit Types	22

8	Exploration	23

9	Drilling	28
9.1	Drilling at Candelaria	28
9.2	Drilling at Ojos del Salado	30
9.2.1	Santos Mine	30
9.2.2	Alcaparrosa Mine	30
9.3	Sampling Method and Approach	30
9.4	SRK Comments	31

10	Sample Preparation, Analyses, and Security	32
10.1	Historical Samples at Alcaparrosa	32
10.2	Core Samples (1985 to Present)	32
10.3	Specific Gravity Data	33
10.4	Quality Assurance and Quality Control Programs	33
10.4.1	Historical Analytical Quality Control at Alcaparrosa	33
10.4.2	Analytical Quality Control (1985 to Present)	33
10.5	Sample Security	34
10.6	SRK Comments	34

11	Data Verification	35
11.1	Verifications by Minera Candelaria and Minera Ojos del Salado	35
11.2	Verifications by SRK	35
11.2.1	Site Visit	35
11.2.2	Review of Exploration Data and Mineral Resource Models	35

12	Mineral Processing and Metallurgical Testing	37
12.1	Metallurgical Testing at the Candelaria Processing Plant	37
12.2	Mineralogy	38

13	Mineral Resource Estimates	40
13.1	Introduction	40
13.2	Resource Estimation Procedures	40
13.2.1	Introduction	40
13.2.2	Open Pit	40
13.2.3	Underground	41
13.3	Mineral Resource Statement	42
13.4	Grade Sensitivity Analyses	45
13.5	Reconciliation	46

14	Mineral Reserve Estimates	47
14.1	Minera Candelaria	47
14.1.1	Candelaria Open Pit	47
14.1.2	Candelaria Norte Underground	50
14.2	Minera Ojos del Salado	52
14.3	Mineral Reserve Statement	53

15	Mining Methods	55
15.1	Introduction	55
15.2	Open Pit Mine Design and Production Schedule	56
15.3	Underground Mine Design and Production Schedule	65
15.4	Underground Mine Plan	68
15.5	Waste Dumps	69
15.6	Mine Equipment	69
15.6.1	Open Pit Mine Equipment	69
15.6.2	Underground Mine Equipment	70

16	Recovery Methods	71
16.1	Mineral Processing — Candelaria Processing Plant	71
16.1.1	Introduction	71
16.1.2	Processing Flowsheet	72
16.1.3	Processing Plant Reagents	74
16.2	Mineral Processing — Ojos del Salado	75
16.3	Candelaria Tailings Storage Facility	77
16.4	Proposed Los Diques Tailings Facility	77

17	Project Infrastructure	79
17.1	Minera Candelaria	79
17.2	Power Supply	79
17.3	Punta Padrones Port Facilities	80
17.4	Fresh Water Supply	80

18	Market Studies and Contracts	82

19	Environmental Studies, Permitting, and Social or Community Impact	83
19.1	Environmental Studies and Background Information	83
19.2	Permitting	83
19.2.1	Minera Candelaria	83
19.2.2	Ojos del Salado Operation	88
19.3	Environmental Management	89
19.3.1	General	89
19.3.2	Specific Environmental Management	89
19.4	Closure	91
19.5	Social and Communities	92

20	Capital and Operating Costs	93
20.1	Operating Costs	93
20.1.1	Mining Operating Costs	93
20.1.2	Processing Operating Costs	95
20.1.3	General and Administrative Costs	96
20.1.4	C1 Cash Costs	97
20.2	Capital Costs	97

21	Economic Analysis	99

22	Adjacent Properties	100

23	Other Relevant Data and Information	101

24	Interpretation and Conclusions	102

25	Recommendations	104

26	References	106

APPENDIX A	107

APPENDIX B	113

APPENDIX C	125

Signature Page	128

List of Tables

Table i:	Consolidated Audited Mineral Resource Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013	ix

Table ii:	Consolidated Audited Mineral Reserve Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013	x

Table 1:	Responsibility of Feasibility Report Sections	2

Table 2:	Qualified Persons	3

Table 3:	Royalty Characteristics for Candelaria Tenements	8

Table 4:	Payable Metal in Concentrate	14

Table 5:	Summary Development History of Minera Candelaria and Minera Ojos del Salado	15

Table 6:	Summary of 2014 to 2018 Exploration Program	24

Table 7:	Summary of Drilling Activities at Candelaria (Open Pit and Underground)	28

Table 8:	Summary of Drilling Activities Completed at the Alcaparrosa Mine	30

Table 9:	Rock Hardness Classification	37

Table 10:	Underground Interpolation Data and Parameters	42

Table 11:	Audited Mineral Resource Statement*, Compañía Contractual Minera Candelaria, SRK Consulting (Canada) Inc., December 31, 2013	43

Table 12:	Audited Mineral Resource Statement*, Compañía Contractual Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013	44

Table 13:	Consolidated Audited Mineral Resource Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013	44

Table 14:	Monthly Copper Reconciliation Between Long and Short Term Models For the Candelaria Open Pit, Compañía Minera Candelaria (August 2013 to July 2014)	46

Table 15:	Summary of Pit Optimization Parameters	48

Table 16:	Summary of Candelaria Norte Mineral Reserve Parameters	51

Table 17:	Summary of Santos and Alcaparrosa Mineral Reserve Parameters	52

Table 18:	Audited Mineral Reserve Statement*, Compañía Contractual Minera Candelaria, SRK Consulting (Canada) Inc., December 31, 2013	53

Table 19:	Audited Mineral Reserve Statement*, Compañía Contractual Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013	54

Table 20:	Consolidated Audited Mineral Reserve Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013	54

Table 21:	Minera Candelaria and Minera Ojos del Salado Mine Production Schedule	59

Table 22:	Summary of Stope Setting	68

Table 23:	Underground Reserve Schedule	68

Table 24:	Waste Dump Capacity	69

Table 25:	Underground Mining Equipment	70

Table 26:	Major Processing Equipment and Systems at Minera Candelaria	74

Table 27:	Processing Plant Reagents	74

Table 28:	Candelaria Fresh Water Supply Wells (as of September 14, 2010)	81

Table 29:	Minera Candelaria Environmental Permits	84

Table 30:	Current and Future Status of Candelaria Project	86

Table 31:	Summary of Minera Ojos del Salado Environmental Permits	88

Table 32:	Environmental Monitoring Program	91

Table 33:	Actual and Forecast Operating Costs	93

Table 34:	Forecast of Candelaria Open Pit Mining Costs	93

Table 35:	Forecast of Operating Cost for Candelaria Underground Operations	94

Table 36:	Forecast of Operating Cost for Ojos del Salado Underground Operations	94

Table 37:	Forecast of Candelaria Processing Cost	95

Table 38:	Forecast of Ojos del Salado Processing Cost	96

Table 39:	Forecast of Candelaria General and Administration Cost	96

Table 40:	Forecast of Ojos del Salado General and Administration Cost	97

Table 41:	C1 Copper Cash Costs (Net of By-Projects)	97

Table 42:	Forecast Capital Investment Plan for Minera Candelaria	97

Table 43:	Forecast Capital Investment Plan for Minera Ojos del Salado	98

Table 44:	Cost for the Proposed 2014-2018 Exploration Program	105

List of Figures

Figure i:	Candelaria and Ojos del Salado Mines	iv

Figure ii:	Mine and Related Infrastructure	v

Figure 1:	Candelaria and Ojos del Salado Mines	6

Figure 2:	Candelaria and Ojos del Salado Land Tenure Map	7

Figure 3:	Infrastructure and Landscape in the Project Area, June 2014	12

Figure 4:	Mine and Related Infrastructure	13

Figure 5:	Regional Geology Setting Around the Candelaria, Alcaparrosa, and Santos Mines	17

Figure 6:	Schematic Vertical Section Showing the Location of the Candelaria and Santos Mines (see Figure 4 for section location)	18

Figure 7:	Local Geology Setting of the Candelaria Mine	18

Figure 8:	Local Geology Setting of the Santos Mine	19

Figure 9:	Local Geology Setting of the Alcaparrosa Mine (Source: AMEC, 2013)	20

Figure 10:	Schematic Section Through IOCG and Magmatic Systems	22

Figure 11:	2014 Exploration Areas at Candelaria	25

Figure 12:	New Discoveries at Damiana and Susana to the South and Below the Candelaria Open Pit	25

Figure 13:	2014 Exploration Areas at Alcaparrosa Mine	26

Figure 14:	2014 Exploration Areas at Santos Mine	26

Figure 15:	Location of the Collars of the Boreholes Drilled on the Minera Candelaria and Minera Ojos del Salado Properties	29

Figure 16:	Metallurgical Testing Supporting Industrial Scale Production Model	37

Figure 17:	Average Mill Feed Mineralogy	38

Figure 18:	Mineralogy Distribution by Size Fraction (microns)	39

Figure 19:	Block Model Quantity and Grade Estimates at Various Cut-off Grades for Minera Candelaria (top) and Minera Ojos del Salado (bottom)	45

Figure 20:	Candelaria Open Pit Sectors Geotechnical Design Recommendations	49

Figure 21:	Candelaria Final Pit Design and Mining Phases	50

Figure 22:	Location of the Open Pit and Underground Mines	55

Figure 23:	Summary of Candelaria Open Pit Mine Development	56

Figure 24:	Slope Sectors Rock Quality Designation for Phase 9 (Left) and Phase 11 (right)	57

Figure 25:	Candelaria Life of Mine Plant Development Process	58

Figure 26:	Candelaria Open Pit Production Schedule	60

Figure 27:	Annual Development Plan for 2014 (top) and 2015 (bottom)	61

Figure 28:	Annual Development Plan for 2016 (top) and 2017 (bottom)	62

Figure 29:	Annual Development Plan for 2018 (top) and 2022 (bottom)	63

Figure 30:	Annual Development Plan for 2025 (top) and 2027 (bottom)	64

Figure 31:	Candelaria Norte Layout and Sectors	65

Figure 32:	Santos Layout and Sectors	65

Figure 33:	Alcaparrosa Layout and Sectors	66

Figure 34:	Typical Sub-Level Open Stope	67

Figure 35:	Historical Performance — Processing Capacity	71

Figure 36:	Historical Metallurgical Performance	72

Figure 37:	Minera Candelaria Flowsheet	73

Figure 38:	Ojos del Salado Flowsheet — Crushing Plant	75

Figure 39:	Ojos del Salado Flowsheet — Grinding Plant	76

Figure 40:	Ojos del Salado Flowsheet — Flotation Plant	76

Figure 41:	Desalination Plant Location and Pipeline to Candelaria Site	81

1                                         Introduction and Terms of Reference

Compañía Contractual Minera Candelaria (Minera Candelaria) and Compañía Contractual Minera Ojos del Salado (Minera Ojos del Salado) produce copper concentrates from open pit and underground mines located near Copiapó in the Atacama Province, Region III of Chile.  Minera Candelaria is an open pit mine and an underground mine providing copper ore to an onsite concentrator with a capacity of 75,000 tonnes per day. Minera Ojos del Salado comprises two underground mines, Santos and Alcaparrosa. The Santos mine provides copper ore to an on-site concentrator with a capacity of 3,800 tonnes per day, while ore from the Alcaparrosa mine is treated at the Minera Candelaria mill. In 2013, both projects produced 191.4 kilotonnes of copper, 101,000 ounces of gold and 2.2 million ounces of silver. Minera Candelaria and Minera Ojos del Salado are owned indirectly by Freeport-McMoRan Inc. (Freeport; 80%) and Sumitomo Metals Mining Co., Ltd. and Sumitomo Corporation (collectively, Sumitomo; 20%).

On October 6, 2014, Lundin Mining Corporation (Lundin) announced a transaction to acquire Freeport’s 80% interest in Minera Candelaria and Minera Ojos del Salado. Following the transaction, Lundin will take over as operator of Minera Candelaria and Minera Ojos del Salado from Freeport.

Lundin is a diversified base metals mining company with operations and projects in Portugal, Sweden, Spain and the U.S.A producing copper, zinc, lead and nickel. In addition, Lundin holds a 24% equity stake in the Tenke Fungurume copper/cobalt mine in the Democratic Republic of Congo and in the Freeport Cobalt Oy business, which includes a cobalt refinery refinery located in Kokkola, Finland.  Lundin is a Canadian public company with offices in Toronto, Canada and its common shares are listed on the Toronto Stock Exchange (symbol LUN) and the NASDAQ OMX market (symbol LUMI). The contemplated transaction would be considered material to Lundin and, as a result, triggers the requirement for Lundin to file a technical report to support the disclosure of Mineral Resource and Mineral Reserves for Minera Candelaria and Minera Ojos del Salado in an offering memorandum to raise capital to fund the contemplated transaction.

In early June 2014, Lundin retained the services of SRK Consulting (Canada) Inc. (SRK) to visit the Minera Candelaria and Minera Ojos del Salado operations and compile a technical report pursuant to National Instrument 43-101 Standards of Disclosure for Mineral Projects and Form 43-101F1.

This technical report summarizes the technical information that is relevant to support the disclosure of Mineral Resources and Mineral Reserves for Minera Candelaria and Minera Ojos del Salado. This technical report is based on an inspection of the properties by a team of qualified persons, as this term is defined in National Instrument 43-101, conducted on June 10 to 12 and June 16 to 18, 2014, a review of technical information made available by Freeport in an electronic dataroom, and discussions with Freeport and Lundin technical personnel. The qualified persons have reviewed such technical information and determined it to be adequate for the purposes of this report. The authors do not disclaim any responsibility for this information.

1.1                               Terms of Reference

The scope of work is defined in an engagement letter executed between Lundin and SRK. The scope involves mobilizing a team of qualified persons to visit the subject mineral assets to review the technical information relevant to support Mineral Resources and Mineral Reserves estimates prepared by Minera Candelaria and Minera Ojos del Salado personnel. The objective of this review is to provide an independent opinion about the Mineral Reserve Statements disclosed by Freeport for

Candelaria and Ojos del Salado as of December 31, 2013, and to compile a technical report pursuant to National Instrument 43-101 to support the disclosure of Mineral Resource and Mineral Reserve statements for the two projects by Lundin. Responsibilities for each report section are listed in Table 1.

Table 1: Responsibility of Feasibility Report Sections

Section	Title	Responsible
-	Executive Summary	SRK / NMS
1	Introduction	SRK
2	Reliance on Other Experts	SRK
3	Property Description and Location	SRK / Lundin
4	Accessibility, Climate, Local Resources, Infrastructure and Physiography	SRK
5	History	SRK
6	Geological Setting and Mineralization	SRK
7	Deposit Types	SRK
8	Exploration	SRK
9	Drilling	SRK
10	Sample Preparation, Analysis, and Security	SRK
11	Data Verification	SRK
12	Mineral Processing and Metallurgical Testing	SRK
13	Mineral Resource Estimates	SRK
14	Mineral Reserve Estimates	SRK / NMS
15	Mining Methods	SRK / NMS
16	Recovery Methods	SRK
17	Project Infrastructure	SRK / NMS
18	Market Studies and Contracts	SRK / Lundin
19	Environmental Studies, Permitting, and Social or Community Impact	SRK
20	Capital Cost and Operating Costs	SRK / NMS
21	Economic Analysis	SRK
22	Adjacent Properties	SRK
23	Other Relevant Data and Information	SRK
24	Interpretation and Conclusions	SRK / NMS
25	Recommendations	SRK / NMS
26	References	SRK / NMS

1.2                               Qualification of SRK

The SRK Group comprises more than 1,600 professionals, offering expertise in a wide range of resource engineering disciplines. The independence of the SRK Group is ensured by the fact that it holds no equity in any project it investigates and that its ownership rests solely with its staff. These facts permit SRK to provide its clients with conflict-free and objective recommendations. SRK has a proven track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies, and financial institutions worldwide. Through its work with a large number of major international mining companies, the SRK Group has established a reputation for providing valuable consultancy services to the global mining industry.

The technical report was compiled by a group of professionals from the SRK Toronto and Santiago offices with the assistance of Daniel Sepulveda, PEng and John Nilsson, PEng of Nilsson Mine Services Ltd. (NMS) who are independent consultants. In accordance with National

Instrument 43-101 guidelines, qualified persons visited the Minera Candelaria and Minera Ojos del Salado projects during June 2014 as shown in Table 2.

The review of the mineral processing and metallurgical testing and recovery method aspects was completed by Daniel Sepulveda, an independent consultant, under the supervision of Dr. Adrian Dance, PEng, an employee of SRK.

The review of the environmental and social and the permitting aspects was completed by Maria Ines Vidal, MAusIMM an employee of SRK Consulting (Chile) S.A., under the supervision of Cameron C. Scott, PEng an employee of SRK.

Table 2: Qualified Persons

Company	Qualified Person	Site Visit	Responsibility
SRK	Jean-François Couture, PGeo (APGO#0197)	No Visit	Overall responsibility on behalf of SRK Project Management (Executive Summary, Sections 1 to 11, 18, 21, 22, 23, 26, and parts of 24 and 25)
SRK	Glen Cole, PGeo (APGO #1416)	June 16 to 18, 2014	Geology and Mineral Resources (Section 13, parts of 24 and 25)
SRK	Adrian Dance, PEng (APEGBC#37151)	No Visit	Review of Processing and Recovery Method (Sections 12, 16, 17, parts of 20, 24 and 25)
SRK	Gary Poxleitner, PEng (PEO # 100015286)	June 10 to 12, 2014 June 16 to 18, 2014	Underground Mining and Mineral Reserves (Parts of sections 14, 15, 20, 24 and 25)
Independent	John Nilsson, PEng (APEGBC#20697)	June 10 to 12, 2014; June 16 to 18, 2014	Open Pit Mining and Mineral Reserves (Parts of sections 14, 15, 17, 20, 24, 25 and 26)
SRK	Cameron C. Scott, PEng (APEGBC#11523)	No Visit	Environmental and Social and Permitting (Section 19)

1.3                               Basis of Technical Report

This technical report is based on information made available to SRK by Freeport in an electronic dataroom and information collected during the site visits. The authors have no reason to doubt the reliability of the information provided by Freeport. Other information was obtained from the public domain. This report is based on the following sources of information:

•                  Discussions with Lundin, Freeport, Minera Candelaria, and Minera Ojos del Salado personnel;

•                  Site visits to Minera Candelaria and Minera Ojos del Salado conducted from June 10 to 12 and 16 to 18, 2014;

•                  Information posted by Freeport in an Intralinks electronic dataroom; and

•                  Additional information from public domain sources.

The qualified persons have reviewed such technical information and have no reasons to doubt the reliability of the information provided by Freeport, Minera Candelaria and Minera Ojos del Salado. The authors do not disclaim any responsibility for the information provided and reviewed.

1.4                               Declaration

SRK’s opinion contained herein and effective October 6, 2014 is based on information collected by SRK throughout the course of SRK’s investigations. The information in turn reflects various technical and economic conditions at the time of writing the report. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report may include technical information that requires subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of Lundin, Freeport, Minera Candelaria, or Minera Ojos del Salado. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

2                                         Reliance on Other Experts

SRK has not performed an independent verification of the land titles and tenures as summarized in Section 3 of this report. SRK did not verify the legality of any underlying agreements that may exist concerning the permits or other agreements between third parties, but has relied on the information provided by the legal advisors of Lundin, Bofill Mir & Alvarez Jana, Abogados, Santiago, Chile, in an opinion letter sent to SRK on July 2, 2014, which is attached as Appendix A regarding the ownership status of the Candelaria and Ojos del Salado properties. The reliance applies solely to the legal status of the rights disclosed in Section 3.

3                                         Property Description and Location

The Candelaria and Ojos del Salado mines and surrounding tenements are located in Chile’s Atacama Province, Region III, approximately 20 kilometres south of the city of Copiapó and approximately 650 kilometres north of Santiago. The properties are connected to the well-maintained Chilean road system (Figure 1). The properties are located at approximately 27 degrees 30 minutes latitude south and 70 degrees, 15 minutes longitude west.

72°W
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Image: Digital Globe June 27, 2014

Figure 1: Candelaria and Ojos del Salado Mines

3.1                               Mineral Tenure

3.1.1                     Minera Candelaria

The Candelaria property comprises 249 mining exploitation concessions (approximately 6,182 hectares) and 51 mining exploration concessions (approximately 6,605 hectares) (Figure 2).

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Mining Property Limit - Ojos del Salado
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Digital Globe image June 25, 2014

Figure 2: Candelaria and Ojos del Salado Land Tenure Map

The concessions either have been granted or are in the process of being granted. A complete list of tenements is provided in Appendix B. Detailed land tenure map and surface rights maps are shown in Appendix C. The tenements are free of mortgages, encumbrances, prohibitions, injunctions, and litigation. The tenements are not affected by royalties except for those listed in Table 3. No mining is currently taking place on these tenements nor are they contemplated in the current life of mine plan.

There are no other known factors or risks that may affect access, title, or the right or ability to perform work on the property.

Table 3: Royalty Characteristics for Candelaria Tenements

Tenement Name	Tenement Type	Royalty Description
Santa Gemita II Uno al Veite Santa Gemita III Uno al Veinte Santa Gemita IV Una al Cinco Santa Gemita V Una al Diez Brisa 41 a Brisa 45	Mining Exploitation Concession Mining Exploitation Concession Mining Exploitation Concession Mining Exploitation Concession Mining Exploitation Concession

US$0.01 per pound of fine copper produced from minerals extracted from these mining concessions. Royalty payment obligation starts once Minera Candelaria has extracted from these concessions ore equivalent to an amount greater than 300 pounds of fine copper.

Roro 1/6	Mining Exploitation Concession	US$3.00 per tonne of extracted ore

3.1.2                     Minera Ojos del Salado

The Ojos del Salado property comprises 195 mining exploitation concessions (approximately 8,809 hectares) and 37 mining exploration concessions (approximately 6,522 hectares) (Figure 2). The concessions either have been granted or are in the process of being granted. A complete list of tenements is provided in Appendix B. Detailed land tenure map and surface rights maps are shown in Appendix C. The tenements are free of mortgages, encumbrances, prohibitions, injunctions, and litigation. There are no other known factors or risks that may affect access, title, or the right or ability to perform work on the property.

3.2                               Water Use Rights

Minera Candelaria is the owner of underground water use rights of consumptive and permanent use for a total of 1,175.649 litres per second. The underground water use rights are legally registered in the name of Minera Candelaria, free of mortgages, encumbrances, prohibitions, injunctions and litigation.

Minera Candelaria is property owner of superficial water use rights that are equivalent to approximately 62.2 liters per second. The superficial water use rights are legally registered in the name of Minera Candelaria, free of mortgages, encumbrances, prohibitions, injunctions and litigation.

Minera Ojos del Salado is property owner of underground water use rights of consumptive and permanent use for a total of 50 litres per second. The underground water use rights are legally registered in the name of Minera Ojos del Salado, free of mortgages, encumbrances, prohibitions, injunctions, and litigation.

Minera Ojos del Salado is property owner of superficial water use rights in the Las Rojas Channel that are equivalent to approximately 21.4 liters per second. The superficial water use rights are legally registered in the name of Minera Ojos del Salado, free of mortgages, encumbrances, prohibitions, injunctions and litigation.

With the commissioning of a desalination plant located at the Punta Padrone port site in early 2013. Minera Candelaria and Minera Ojos del Salado ceased extracting process water from underground water sources in November 2013. The underground water rights remain active and are used for potable and emergency purposes.

3.3                               Mineral Rights in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions.

According to the Chilean mining legislation, the following minerals and substances are not subject to a mining concession: (i) liquid or gaseous hydrocarbons; and (ii) lithium. This means that the holder of a mining concession will not be able to exploit the lithium of its concession, where lithium exploitation is reserved exclusively for the state. Nevertheless, Article 8 of the Chilean Mining Code permits the state to allow particulars to exploit lithium reserves by granting an administrative concession or by entering into a special operation agreement.

Excluding liquid or gaseous hydrocarbons and lithium, the mining concessioner can exploit and benefit from all other minerals within the boundaries of the relevant concessions, without additional administrative concessions or operation agreements.

In accordance with that set forth in the Mining Code, every titleholder of a mining concession, whether exploitation or exploration, has the right to establish an occupation easement over the surface properties required for the comfortable exploration or exploitation of its concession. In the event that the surface property owner does not voluntarily agree to the granting of the easement, the titleholder of the mining concession may request such easement before the Courts of Justice, which shall grant the same upon determination of due compensation for losses.

The main characteristics of exploration and exploitation concessions are described in the following subsections.

3.3.1                     Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession.  Exploration concessions can overlap or be granted over the same area of land, however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area.

For each exploration concession the titleholder must pay an annual fee of approximately US$1.60 per hectare to the Chilean Treasury. Exploration concessions have a duration of two years. At the end of this period, they may: (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

3.3.2                     Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted.  Exploitation concessions can overlap or be granted over the same area of land, however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury of approximately US$8 per hectare.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself are back-dated to the date of the exploration concession.

A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions that overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

4                                         Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is located in the Atacama Province, Region III of northern Chile at an elevation of approximately 650 metres above sea level and approximately 20 kilometres south of the City of Copiapó and 5 kilometres west of the town of Tierra Amarilla.

4.1                               Accessibility

The property is accessible by two maintained dirt roads, one coming through the Tierra Amarilla community and the other branching off of Route 5, the Pan-American Highway. Copiapó regional airport is serviced by regional flights from Santiago and other destinations on a daily basis. The regional airport is located approximately midway between Copiapó in the south and Caldera in the north. Copiapó itself is strategically located on the Pan-American Highway, a well-maintained multi-lane highway.

4.2                               Local Resources and Infrastructure

Copiapó is a modern city with all regular services serving a population of approximately 160,000. Numerous mining-related businesses are located in the city. Personnel employed by Minera Candelaria and Minera Ojos del Salado come from the Copiapó region. The Candelaria and Ojos del Salado mines receive electrical power through long-term contracts with AES Gener S.A., a local energy company. The main line to the Candelaria mine is rated at 220 kilovolts at 745 ampere. Ojos del Salado is serviced by a 23 kilovolt line with 235 ampere. The current contract with AES Gener S.A. will expire in 2022.

The mines’ water supply comes from a nearby wastewater treatment facility and Freeport’s desalination plant (Figure 3A) and pipeline that was completed in 2013. The commissioning of the desalination plant has enabled the mines to cease drawing ground water from the Copiapó aquifer, the historic source of water, except in emergency situations and for potable water supply. Concentrate is being shipped from the company-owned Punta Padrones port facility at the port of Caldera (Figure 3C).The facility has a storage capacity of 45,000 wet metric tonnes and can handle ships with a capacity of up to 58,000 tonnes and a draft of 12.4 metres. The port has a total annual capacity of some 3.5 million wet metric tonnes, well in excess of current and planned production.

Key infrastructures are shown in Figure 4.

4.3                               Climate

Copiapó has a desert climate with mild temperatures year round. Winters are mild with warm temperatures; midwinter maximums in July reach approximately 20 degrees Celsius. Winter night-time temperatures average approximately 7 degrees Celsius. Summers are warm with a January average of 22 degrees Celsius. Annual precipitation is approximately 17 millimetres, of which the majority falls in the winter months. Exploration and mining can occur year round.

4.4                               Physiography

The project area is mountainous with a relief varying between 200 and 1,000 metres (Figure 3D). Vegetation is minimal outside of inhabited valleys where irrigation is used to support vegetation that is capable of withstanding the desert environment. The mines are located in an active seismic zone.

Figure 3: Infrastructure and Landscape in the Project Area, June 2014

A.  Desalination plant.

B.  Tailings thickener at the Candelaria plant.

C.  Port storage and loading facility.

D.  Tailings pond in barren mountainous environment.

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Digital Globe image June 25, 2014

Figure 4: Mine and Related Infrastructure

5                                         History

Information about the exploration history of the Candelaria and Ojos del Salado mines is scarce. Information presented in this section has been extracted from public databases.

The Candelaria mine was discovered by Phelps Dodge Corporation (Phelps Dodge) in 1987. A feasibility study was completed in 1990, and construction started in October 1992. Production commenced in early 1995. In 1996, Phelps Dodge announced plans to expand concentrator throughput with the installation of a second semi-autogenous grinding (SAG) mill. The expansion further included additional mining facilities and new and expanded concentrator facilities. This upgrade was completed in 1997. Sumitomo acquired a 20% stake in the property in 1992.

Mine site and district exploration programs have been active since the Candelaria deposit discovery.  This work resulted in the discovery of the Alcaparrosa and Candelaria Norte deposits, both of which are now producing mines.

In 2007, property ownership changed when Freeport acquired Phelps Dodge. Operations at Candelaria continued uninterrupted.

In the middle of 2011, Freeport announced the completion of a pipeline to bring water from a nearby sewage water treatment facility to the Candelaria mine. In addition, Freeport started engineering for a desalination plant at the port of Caldera to meet the long-term water needs of the mine. The plant was commissioned in 2013 at a capacity of 500 litres per second.

The Santos mine has been in production since 1929; at that time the operation was known as Planta Punta de Cobre and was owned by Caja de Crédito Minero (CACREMI). The plant started with an initial throughput capacity of 250 tonnes per day. It was later renamed the Pedro Aguirre Cerde (PAC) plant. In 1978, the PAC plant was acquired by private individuals from Empresa Nacional de Minería (ENAMI), legal successor to CACREMI. The Santos mine and Resguardo claims were also acquired, which together formed Compañía Minera Ojos del Salado S.A. MINOSAL. The processing capacity was increased to 650 tonnes per day. Phelps Dodge acquired 10% of Ojos del Salado in 1983 and became sole owner of the property in 1985. The PAC plant was expanded for a second time in 1988, increasing capacity to 1,700 tonnes per day, and the capacity of the plant is now 3,800 tonnes per day. Sumitomo acquired its 20% interest in Minera Ojos del Salado in 2005.

In 1995, construction of a second underground operation at Alcaparrosa commenced, with production starting in early 1996.

Minera Candelaria and Minera Ojos del Salado have been significant producers of copper since the mid-1990s. Freeport have reported payable copper and gold metal in concentrate production for the last 3 years as shown in Table 4 below.

Table 4: Payable Metal in Concentrate

Metal	Unit	2011	2012	2013
Copper	kt Cu	175	147	191
Gold	koz Au	101	83	101

Source: Freeport

A summary development history of Minera Candelaria and Minera Ojos del Salado is presented in Table 5.

Table 5: Summary Development History of Minera Candelaria and Minera Ojos del Salado

Date	Event or Milestone
1927

Minera Ojos del Salado is built under the name Planta Punta de Cobre, and owned by Caja de Crédito Minero (CACREMI). Production started in 1929 with an initial throughput capacity of 250 tpd. It was later renamed the PAC plant.

1978

PAC plant was acquired by private individuals from Empresa Nacional de Minería (ENAMI), legal continuer of CACREMI. The Santos Mine and Resguardo claims were also acquired, which together formed Compañía Minera Ojos del Salado S.A. MINOSAL. The creation of the new mining company generated an expansion, increasing its processing capacity to 650 tonnes per day.

1983	North American company Phelps Dodge acquired 10% of the shares of MINOSAL
1985	Phelps Dodge acquires total control of Compañía Minera Ojos del Salado S.A.
1987	Phelps Dodge discovered the Candelaria deposit
1988	Phelps Dodge tunnelled 396 metres into the Candelaria sulphide deposit
1988	The PAC plant was expanded for the second time, to 1,700 tonnes per day.
1989	Candelaria feasibility study started. By August, Phelps had spent US$8 million on the project
1990	Candelaria feasibility work was completed
1991	The Chilean government approved a request by the Minera Candelaria to invest US$1.5 billion in the project over a 12-year period.
1992	Sumitomo acquires a 20% interest in Minera Candelaria for US$40 million, plus Sumitomo’s share of the total equity capital required to finance construction and development.
1993	Minera Candelaria begins stripping Phase 1 of the open pit
1994	The Candelaria processing plant start-up, 3 months ahead of schedule
1995	Minera Candelaria first shipment loaded at port facility
1997

The Export-Import Bank (Exim) of Japan agreed to provide a US$150 million loan to assist in financing the expansion at Minera Candelaria. Phelps Dodge completed expansion project eight months ahead of schedule and at a cost of US$320 million, 10% below budget. The expansion included additional mining facilities, the construction of a second SAG mill, and new and expanded concentrator facilities.

1997	Minera Candelaria mill expansion completed
1998	The PAC processing plant operations were stopped due to a low copper price
2004	The PAC processing plant operations were resumed due to the improved copper price outlook
2005	Sumitomo acquires 20% interest in Minera Ojos del Salado The Candelaria Norte underground mine starts production
2007	Freeport acquires Phelps Dodge gaining ownership of both Minera Candelaria and Minera Ojos del Salado
2011	Construction of the desalination plant commences at Punta Padrones
2013	Completion and full operation of desalination plant

6                                         Geological Setting and Mineralization

6.1                               Regional Geology

The Candelaria deposit is located in the Atacama Province, Region III in northern Chile, at the boundary between the Coastal Cordillera and the Copiapó Precordillera. The Coastal Cordillera of Chañaral and Copiapó is composed of Permian to Lower Cretaceous intrusions within a basement of metasedimentary rocks of Devonian to Carboniferous age (Dallmeyer et al., 1996). Volcanic, volcaniclastic, and marine carbonate rocks represent intra- and back-arc sequences that were deposited during Early to Mid-Cretaceous (Arévalo et al., 2006).

In the Copiapó Precordillera the oldest exposed rocks are Early Carboniferous in age and correlate with metasedimentary basement rocks in the Coastal Cordillera. They are overlain by Permian to Jurassic sedimentary and volcanic rocks. Permian granitic plutonic complexes in the Precordillera are associated with extensive crustal melting and rifting. Volcanic and sedimentary rocks of the Punta del Cobre Formation, the Bandurrias Formation, and marine carbonate rocks of the Chañarcillo Group are prominently exposed as a belt of calcareous, volcanic, and volcaniclastic rocks in the western Precordillera. They are overlain by the Cerrillos Formation of epiclastic to volcaniclastic rocks. At the base the Cerrillos Formation contains fluviatile sandstone and conglomerate, as well as freshwater limestone. Volcanic breccias and lava flows become more dominant higher in the sequence.

The Candelaria-Punta del Cobre polymetallic sulphide deposits are located to the east of the Atacama fault zone, which extends over 1,000 kilometres along the Chilean coast. The Atacama fault zone is a subduction-linked arc-parallel strike-slip fault system that has been active at least since Jurassic (Marschik and Fontboté, 2001).

6.2                               Local Geology

The Candelaria, Santos, and Alcaparrosa mines are located in the district of Punta del Cobre. The polymetallic sulphide deposits are hosted in the volcanic rocks of the Punta del Cobre Formation (Figure 5). The Punta del Cobre Formation is overlain by Cretaceous marine calcareous rocks of the Lower Cretaceous Chañarcillo Group. The Chañarcillo Group comprises, from the bottom up, the Abundancia, Nantoco, Totoralillo, and Pabellón formations.

In the north and northwest, the rocks of the Chañarcillo Group are interlayered with continental volcanosedimentary rock of the Bandurrias Formation, also of Lower Cretaceous age. The rocks of the Chañarcillo group were deposited in the back-arc facies of a volcanic arc, which is represented by the rocks of the Bandurrias and Punta del Cobre formations.

Intrusive rocks of the Coastal Batholith are located mainly to the west of the Punta del Cobre district (Figure 5) and are dated at 123 and 111 million years. The contact aureole of this batholith affects, with decreasing intensity to the east, all the Lower Cretaceous rocks in the Punta del Cobre district. At the latitude of Candelaria mine, the Coastal Batholith forms a tabular multi-phase plutonic complex formed, from oldest to youngest, by the La Brea diorite, the San Gregorio monzodiorite, the tonalitic to granodioritic Los Lirios pluton, and the Ojancos and El Granate microgranite (Figure 5). The largest area is covered by the La Brea pluton.

Figure 5: Regional Geology Setting Around the Candelaria, Alcaparrosa, and Santos Mines

Source: Minera Candelaria

The dominant structural elements in the Candelaria-Punta del Cobre area are a large northeast-trending antiform (Tierra Amarilla Anticlinorium), a southeast verging fold-and-thrust system and a dense set of north-northwest to northwest-trending high-angle sinistral transcurrent faults (Marschik and Fontbote, 2001). This fold is part of the Paipote fold and thrust system comprising a set of north-northeast-trending folds and thrust sheets (Arévalo et al., 2006). One of the folds in the Candelaria mine area is the northeast-trending Tierra Amarilla Anticline, affecting all Lower Cretaceous sedimentary and volcanic rock.

Northeast-striking reverse faults parallel to the Tierra Amarilla Anticline are part of the Paipote fold and thrust belt. Mylonitic shear zones and cataclastic rocks locally form the contact between the intrusive rocks and Early Cretaceous host rocks. Ductile deformation is recorded in the Ojancos, Candelaria, and Florida shear zones. Both the Tierra Amarilla anticline and the Ojancos-Florida shear zone are displaced by north-northwest-trending brittle faults (Figure 5). The Lar, San Gregorio, and Ojancos faults show sinistral strike-slip displacement. The rocks located between the major north-northwest-striking faults also appear displaced by shorter faults of northwest- to north-northwest-strike orientation.

6.3                               Property Geology

6.3.1                     Geology of the Candelaria Mine

Calcareous, sedimentary, and volcaniclastic rock of the Abundancia and Punta del Cobre formations are exposed within the Candelaria open pit. Due to the closer proximity to the Coastal Batholith,

rocks in the Candelaria open pit show stronger metasomatism and metamorphism than in other sulphide deposits of the Punta del Cobre district (Figure 6).

The lowermost unit in the Candelaria mine is the Lower Andesite, a compact sequence of porphyritic to massive andesite and volcaniclastic breccias with intense biotite-quartz-magnetite-albite alteration (Figure 7). The Lower Andesite is overlain by a sequence of stratified volcaniclastic and tuffs, which are further because of alteration and mineralisation into pink garnet skarn and magnetite breccia. The Upper Andesite of the Punta de Cobre Formation consists of a homogenous sequence of undifferentiated volcaniclastic and andesitic rock. The biotite-bearing andesite exhibits alteration varying from quartz-pyroxene hornfels to pyroxene-scapolite-garnet skarns.

Figure 6: Schematic Vertical Section Showing the Location of the Candelaria and Santos Mines (see Figure 4 for section location)

Figure 7: Local Geology Setting of the Candelaria Mine

Source: Minera Candelaria

The Abundancia Formation of the Chañarcillo Group in the Candelaria mine consists of fine-grained biotite-, silica-, or clinopyroxene-bearing calcareous metasandstone and mudstone. The stratified rocks are cut by dacite and lamprophyre dikes. The hydrothermally-altered dacite porphyry dikes and sills locally contain copper mineralization. The youngest rocks in the Candelaria mine are post-mineralization lamprophyre dikes.

At the Candelaria mine a low angle shear zone, where ductile to brittle high-angle faults merge, marks synplutonic brittle-to-ductile extensional deformation (Arévalo et al., 2006).

6.3.2                     Geology of the Santos Mine

The rocks of the Santos mine are mainly of the Punta del Cobre and Abundancia formations. A typical section showing the geology of the Santos mine is shown in Figure 8.

The lowermost rocks of the Punta del Cobre Formation are porphyritic to aphanitic andesite of the Lower Andesite. The Lower Andesite is conformably overlain by the dacitic domes hydrothermally altered to an albitic-pyritic assemblage that is overlain by a sequence of volcaniclastic breccias with interbedded layers of siltstone and sandstone. The basal portion of this unit (locally termed the albitoforo) hosts manto-type copper mineralization. Conformably overlying the breccias are fine grained clastic rocks and Upper Andesite basaltic andesite flows. Intercalations of lenticular limestone, polymict breccias, volcanic tuffs, sandstone and iron-rich chert also occur within the Upper Andesite. The overlying Abundancia Formation comprises well stratified marine sedimentary rock, mainly calcareous sandstone. The rocks of the Abundancia Formation do not contain significant mineralization.

Intrusive rocks in the Santos mine are represented by a hornblende diorite, which intrudes the Punta del Cobre Formation and the lower Abundancia Formation. Dikes cut various stratigraphic levels of the Punta del Cobre Formation and some layers of the Abundancia Formation. Andesitic dikes trend northwest and are up to 4 metres thick. Dacitic dikes occur in variable orientations ranging from northwest to northeast trends and are up to 5 metres thick. Dikes post-date the mineralization.

The Santos mine is located in the eastern limb of the north-northeast-trending Tierra Amarilla anticline. The stratigraphic contacts in the eastern limb of the fold dip approximately 25 degrees.

Figure 8: Local Geology Setting of the Santos Mine

6.3.3                     Geology of the Alcaparrosa Mine

The Alcaparrosa mine is located on the eastern limb of the Tierra Amarilla anticline (Figure 5) within dacite of the Punta del Cobre Formation. A typical cross-section of the stratigraphic units at the Alcaparrosa mine is shown in Figure 9. The Punta del Cobre Formation is subdivided into the lower andesite, albitophyre, albitophyre breccia, magnetite hydrothermal breccia, potassium feldspar breccia, and pyroxene skarn. The lower andesite consists of aphanitic, porphyritic, brecciated, vesicular, and blastophyric dark grey andesite. The albitophyre is a porphyritic dacite with plagioclase phenocrysts. At its edges a dacitic breccia is developed, and is referred to as the albitophyre. The magnetite hydrothermal breccia comprises irregularly-shaped bodies of andesite breccia clasts in a magnetite-amphibole matrix, and is located within the lower andesite. The potassium feldspar breccia occurs within the upper portions of the lower andesite and is composed of porphyritic andesite breccia fragments affected by intense potassium-feldspar metasomatism. These breccias host manto-type mineralization and contain the highest copper grades in Alcaparrosa mine. The pyroxene skarn is located above the potassium feldspar breccia and is composed of fine pyroxene, quartz and feldspar aggregate developed over an andesitic protolith.

The metasedimentary sequence overlying the Punta del Cobre Formation rocks likely corresponds to the Abundancia Formation. Two subunits are identified in the metasediment unit: silicified Metasediment, a quartz hornfels, and pyroxene-scapolite-garnet skarn with metasomatic banding.

Intrusive rocks are andesitic, granitic, dioritic and monzodioritic dikes, and a diorite stock. The diorite stock is a post-mineral intrusion with equigranular plagioclase and hornblende crystals. The diorite stock is cut by dikes. Andesite dikes are porphyritic in texture and do not contain any mineralization. Granitic dikes have aplitic to porphyritic texture and show disseminated traces of pyrite and magnetite, though they do not contain any copper mineralization. Dioritic dikes are fine-grained to equi-granular and barren. Monzodioritic dikes contain xenoliths of magnetite and chalcopyrite veinlets.

W
Section Lithology 34 (N 6,962,345)
E
Alluvium
Albitrof.
Breccia
Albitophyre
Undifferentiated
Meta-sediments
E-374.150
K-Feld
Breccia
Scapolite-Px Tuffs
Px-Scapolite Lower Andesite
300
Magnetite
Breccia
Biotite
Andesites
Diorite-Granodiorite
Stocks and Dikes

Figure 9: Local Geology Setting of the Alcaparrosa Mine (Source: AMEC, 2013)

6.4                               Mineralization

6.4.1                     Mineralization at the Candelaria Mine

The main mineralized body at the Candelaria mine is hosted in rocks of the Punta del Cobre Formation. Specifically, the host rocks are massive andesite and breccias of the lower andesite, and volcanic tuffs and volcaniclastic rocks at the base of the upper andesite. In the metasedimentary rock, the mineralization is confined to a few isolated layers (mantos).

The mineralized body is up to 400 metres thick in its central part and thins towards the edges. In east-west sections, the mineralization has a lenticular, downward concave shape with a steep eastern limb and a shallowly dipping western limb. The shape of the mineralized body in north-south section is irregular. In plan view, the extent of the mineralization is approximately 1,400 metres by 2,400 metres. The mineralized body is folded under contractional deformation post-dating mineralization. The north-northeast-trending fold axis corresponds to the Tierra Amarilla anticline

The mineralization assemblage in the Candelaria mine consists of chalcopyrite, magnetite, pyrite, pyrrhotite, and sphalerite. Biotite, calc-silicate minerals, and potassium feldspar constitute the gangue minerals. Pervasive potassic alteration is associated with the mineralization.

Dominant copper mineralization styles are mantos, veins, breccia filling, and veinlets along foliation planes. Gold occurs within chalcopyrite and in fractures in pyrite. Chalcopyrite and pyrite also occur in secondary northwest and north-northwest-striking faults.

6.4.2                     Mineralization at the Santos Mine

Chalcopyrite is the only primary copper sulphide present in the Santos mine. Additionally to copper mineralization, there are economic values of gold. Most frequent gangue minerals are pyrite, magnetite, actinolite, k-feldspar, chlorite, biotite and hematite.

In the Santos mine, three types of mineralized bodies are observed: veins, mantos, and breccia bodies. An important vein in the Santos mine is the Isabel, which is oriented northwest-striking, and extends over 1 kilometre in length and between 4 and 30 metres in width. Manto-type mineralization occurs as tabular bodies hosted in two sedimentary horizons located in the floor and roof of the albitophyre. The manto mineralization is characterized by variable iron contents with magnetite common in the north and deeper areas, and specular hematite in the south. Mineralization occurs within breccia bodies is typically contained with the albitoforo and lower andesite and is formed by steeply west-dipping and north-northwest- to northwest-striking bodies.

6.4.3                     Mineralization at the Alcaparrosa Mine

Mineralized bodies at the Alcaparrosa mine are have a manto-type geometry that trend to the northeast and dip to the west. Ore and gangue mineralogy consists of chalcopyrite, pyrite, and magnetite, with trace pyrrhotite, molybdenite, and arsenopyrite.

Mineralization styles at the Alcaparrosa mine also occurs as veinlets defining dense stockwork, breccias (hydrothermal potassium feldspar and magnetite), as well as fine dissemination in biotite meta-andesites. High grade bodies are also found in massive veins striking north-northwest, north, and east.

7                                         Deposit Types

The copper-gold sulphide mineralization at Candelaria and Ojos del Salado is generally referred to as iron oxide copper gold (IOCG) Depending on lithology and the structural setting, the polymetallic sulphide mineralization can occur as veins, hydrothermal breccias, replacement mantos, and calcic skarns (Sillitoe, 2003).

The Candelaria IOCG deposit lies within the metamorphic aureole of the Lower Cretaceous magmatic arc plutonic suite in the Candelaria-Punta del Cobre district, Atacama Province, northern Chile. IOCG deposits are primarily defined by their elevated magnetite and/or hematite with elevated copper and gold contents (Sillitoe, 2003). The IOCG belt located in the Coastal Cordillera of northern Chile and southern Peru is part of a volcano-plutonic arc of Jurassic to Early Cretaceous age. The arc is characterized by voluminous tholeiitic to calc-alkaline plutonic complexes of gabbro to granodiorite composition and primitive, mantle-derived parentage. Major arc-parallel fault systems develop in response to extension and transtension induced by subduction roll-back at the retreating convergent margin.

Most of the sulphide mineralization at Candelaria and Ojos del Salado occurs in breccias, stockwork veinlets, and disseminations in andesite, especially where the rocks are strongly foliated. Higher-grade copper mineralization is controlled by stratigraphy in mantos and by faults, trending predominantly northwest. The host rocks are thermally metamorphosed (hornfels and skarn) in the carapace of the Copiapó batholith, within 1 kilometre from the intrusion. The top of the mineralization system consists of magnetite-amphibole skarn in calcareous meta-tuff with pyrrhotite, pyrite and chalcopyrite (Figure 10).

Figure 10: Schematic Section Through IOCG and Magmatic Systems

Source: Richards and Mumin (2013)

8                                         Exploration

Candelaria and Ojos del Salado are active mine operations. Exploration work completed prior to commencement of mining is not relevant to this technical report.

Ongoing exploration is conducted by Minera Candelaria and Minera Ojos del Salado with the primary purpose of supporting mining and increasing Mineral Resources available for mining. The exploration strategy is focused on tracing known mantos and vein targets as extensions from current orebodies utilizing host rock and alteration features down dip and along strike from existing underground infrastructure. Historically, this strategy has proven very effective in defining new Mineral Resources available for underground mining. Exploration work is completed by mine personnel.

Much of the exploration is conducted from underground, requiring significant underground development to provide adequate drilling stations. Regional exploration is also undertaken on the large properties surrounding the mines to identify targets and define new Mineral Resource areas.

From 2010 to 2013, Minera Candelaria and Minera Ojos del Salado invested more than US$105 million in exploration to expand Mineral Resources primarily below the Candelaria open pit, to the north and south, and at the three underground mines. During this period, 1,163 core boreholes (269,186 metres) were drilled requiring 10,195 metres of underground development to provide access for drilling. Information from that program was used to define approximately 14 million tonnes of new underground Mineral Reserves at a grade of 0.93% copper.

At Minera Candelaria, new discoveries were made beneath the eastern and southern portions of the open pit (the Susana and Damiana orebodies; Figure 12) and as well at the existing Candelaria Norte underground operations (Wendy Norte orebody; Figure 11).  These new discoveries are expected to significantly extend the mine life at Candelaria and potentially allow future increases in production.  Drilling is complete on these new zones, all of which are currently being prepared for Mineral Resource estimation.  Initial Mineral Resource and Reserve estimates are expected to be completed in the fourth quarter of 2014.  In addition, drilling has continued to define new zones located north of Elisa (Elisa Norte orebody; Figure 11) and an additional target called Lila.  Both these targets are still the subject of an intensive underground diamond drill program.  New discoveries were also made from surface diamond drilling programs and these targets will await future underground development to be further evaluated.

At Minera Ojos del Salado, new discoveries at Alcaparrosa (Southeast; Figure 13) and at Santos (Melendez Central; Figure 14) will also extend the mine life of these two underground operations.  Initial Mineral Resource and Reserve estimates are being prepared, and are expected prior to year end.  Wide spaced drilling that is still ongoing has also resulted in new discoveries and extensions of known mineralized zones at both these deposits.  Mineralized extensions were discovered south of the Southeast Zone and south of the Southwest Zone at Alcaparrosa (Figure 13) and expansions are evident south of the Supernova deposit at Santos (Figure 14).

Condemnation drilling for the new Los Diques tailings facility has also intersected interesting vein style copper mineralization in 6-7 widely spaced diamond drill holes, all of which require further follow-up.

Building on this exceptional exploration success, an aggressive exploration program is planned by Minera Candelaria and Minera Ojos del Salado for the period 2014 to 2018, targeting the lateral extensions of the areas investigated since 2010. The planned exploration program (Table 6) includes 5,180 metres of underground development, 384,000 metres of core drilling at an estimated cost of US$133 million.

Table 6: Summary of 2014 to 2018 Exploration Program

Location	Year	Drifts (metre)	Drifts (US$)	Drilling (metre)	Drilling (US$)
Santos	2014	50	0.4	8,500	2.5
	2015	160	0.7	27,300	7.9
	2016	0	0.0	18,250	5.3
	2017	0	0.0	19,750	5.7
	2018	0	0.0	0	0.0
Alcaparrosa	2014	210	0.6	8,500	2.5
	2015	260	1.0	18,250	5.3
	2016	250	1.0	18,250	5.3
	2017	0	0.0	18,250	5.3
	2018	0	0.0	0	0.0
Candelaria UG	2014	450	3.0	25,000	7.2
	2015	1,000	4.0	60,800	17.6
	2016	1,985	8.0	60,800	17.6
	2017	815	3.3	62,320	18.1
	2018	0	0.0	38,000	11.0
Total		5,180	22.0	383,970	111.3

The objective of this aggressive exploration program is to define additional higher grade Mineral Resources in the underground mines to replace the processing of lower grade feed from the open pit or surface stockpiles and improve the life of mine copper production.

Based on the results of the exploration program implemented since 2010, the mineral potential targeted by the proposed 2014 to 2018 exploration program is estimated at between 65 and 130 million tonnes of sulphide mineralization grading between 0.9 and 1.2% copper. The range of tonnage and grades expected from the results of the proposed exploration program are estimated from the recent exploration results and the new underground Mineral Reserves estimated from that information during 2013 by Minera Candelaria and Minera Ojos del Salado. The range of quantity and grade estimates is derived from the surface areas of the new Mineral Reserves projected over the areas that will be targeted by the 2014-2018 exploration drilling programs. The reader is cautioned that the potential quantity and grade estimates expected from the proposed 2014 to 2018 exploration program are conceptual in nature. It is uncertain if the implementation of the proposed exploration program will result in the delineation of Mineral Resources

At Candelaria, the 2014 exploration program includes: 4,000 metres of core drilling at Elisa Norte II, (Figure 11); 21,000 metres of wide-spaced drilling at Lila; and, 450 metres of underground development to provide access to Damiana Deep.

At the Alcaparrosa mine, the 2014 exploration program includes 210 metres of underground development, and 8,500 metres of wide-spaced core drilling in the southeast area (Figure 13).

At the Santos mine, the 2014 exploration program includes 140 metres of drifting at Helena Norte and Helena Sur, core drilling at Melendez Central, and 8,500 metres of wide-spaced core drilling at Melendez Norte (Figure 14).

In addition to the resource delineation drilling targeting known sulphide zones, exploration will also test near-mine targets, such as the Los Diques area, a vein target west of the mill, where recent drilling has intersected encouraging copper mineralization.

N
Candelaria Norte
North
Elisa Norte II
Section 58
Elisa Norte
Wendy Norte
Section 65
Wendy Central
Wendy Sur
2010 - 2012 Models
2013 Models
2014 Models
Pit limit
Damiana
Section 21
Property Boundary
FMI Claims
Damiana &
Susana
Susana
Section 2
0
500
1000 m

Figure 11: 2014 Exploration Areas at Candelaria

Source: Minera Candelaria

Figure 12: New Discoveries at Damiana and Susana to the South and Below the Candelaria Open Pit

Source: Minera Candelaria

N
North
Northwest
Central
Southeast
Southwest
Section 20
Older Model
2010 - 2012 Models
2013 Model
2014 Model
0 200 400 m
FMI Claims
Property Boundary

Figure 13: 2014 Exploration Areas at Alcaparrosa Mine

Source: Minera Ojos del Salado

N
Melendez Central
Melendez Sur
Section 1125
Supernova
Older Models
2010 - 2012 Models
2014 Model
Property Boundary
FMI Claims
Malaquita SE
Malaquita SSE
0
200
400 m

Figure 14: 2014 Exploration Areas at Santos Mine

Source: Minera Ojos del Salado

SRK Comments

The Candelaria mine is, at present, primarily considered an open pit mine. Aggressive exploration drilling completed at Minera Candelaria and Minera Ojos del Salado since 2010 demonstrates the excellent potential for extending the sulphide zones in the three underground mines and for new discoveries in other areas of the properties amenable for underground mining.

At Minera Candelaria, new sulphide zones have been defined below and to the south of the Candelaria open pit (Damiana and Susana, Figure 12) and to the west of the Candelaria Norte underground mine (Oeste). At Damiana and Susana, new Mineral Resources have been defined during the first half of 2014. The known sulphide zones remain open to the north and south of the Candelaria open pit beyond the drilling information and these new targets, including extensions to Susana and Damiana, remain to be fully investigated.

At the Santos mine, new structures have been defined to the southeast and the Malaquita Norte structure is open at depth with good potential for expansion. A new Mineral Resource estimate is expected to be released for Melendez Central in the fourth quarter of 2014.

At Alcaparrosa, all sulphide zones remain open laterally and at depth. A new Mineral Resource estimate at the Southeast zone is expected in the fourth quarter of 2014.

The exploration potential of the Minera Candelaria and Minera Ojos del Salado properties remains good. SRK is of the opinion that the aggressive exploration programs as envisioned by the company will continue to expand the underground Mineral Resources.

9                                         Drilling

9.1                               Drilling at Candelaria

Between 1990 and the end of 2013, Phelps-Dodge and Freeport completed 2,437 core and percussion boreholes in and around the Candelaria mine. Approximately 92% of all drilling comprised core boreholes. Approximately 80% of all core boreholes were drilled using NQ equipment, the rest using HQ equipment. Initially, drilling was completed by Geotech Boyles Bros. S.A. After the completion of borehole 325, drilling services were provided by Connors Drilling, LLC. Starting in 2012, Boart Longyear was contracted to complete all drilling. Until 2011, boreholes were surveyed by mine personnel. No information exists on instruments or methodologies used for these surveys. Since 2011, SG Drill Servicios Geol (SG Drill) based in Copiapó, has been contracted to complete down-hole surveys. SG Drill uses a Reflex tool with readings at 3-metre intervals. Table 7 summarizes the drilling information for Candelaria.

Table 7: Summary of Drilling Activities at Candelaria (Open Pit and Underground)

	Percussion		Core		Geotechnical		Underground		Total
Year	Number	Length (m)	Number	Length (m)	Number	Length (m)	Number	Length (m)	Number	Length (m)
1990	—	—	325	125,369	—	—	—	—	325	125,369
1991	—	—	—	—	—	—	—	—		—
1992	—	—	—	—	—	—	—	—		—
1993	23	4,041	—	—	—	—	—	—	23	4,041
1994	—	—	88	21,482	5	1,236	—	—	93	22,718
1995	—	—	71	32,417	—	—	—	—	71	32,417
1996	—	—	70	32,848	—	—	—	—	70	32,848
1997	—	—	38	12,174	4	1,459	—	—	42	13,632
1998	—	—	37	14,660	—	—	—	—	37	14,660
1999	—	—	60	16,736	—	—	—	—	60	16,736
2000	—	—	69	20,788	2	1,016	—	—	71	21,804
2001	—	—	126	51,025	—	—	—	—	126	51,025
2002	—	—	83	26,455	—	—	—	—	83	26,455
2003	50	3,928	89	29,165	3	1,139	270	35,468	412	69,700
2004	—	—	78	34,082	4	915	—	—	82	34,997
2005	—	—	87	33,257	2	455	—	—	89	33,712
2006	28	784	156	40,208	1	300	—	—	185	41,292
2007	—	—	126	33,781	—	—	—	—	126	33,781
2008	—	—	60	20,163	1	161	—	—	61	20,324
2009	—	—	52	13,772	—	—	—	—	52	13,772
2010	—	—	29	9,696	5	2,246	—	—	34	11,942
2011	—	—	53	23,448	4	200	—	—	57	23,648
2012	—	—	73	33,737	2	814	193	34,332	268	68,883
2013	—	—	42	22,440	—	—	28	7,960	70	30,401
Total	101	8,753	1,812	647,705	33	9,941	491	77,760	2,437	744,159

According to Freeport, core recovery typically exceeded 90%. Borehole spacing in the resource areas is approximately 35 metres and wider along the edges of the resource areas and beyond (Figure 15).

360000
365000
370000
375000
6965000
6960000
6955000
6950000
6945000
N
Copiapo
Alcaparrosa Mine
Tierra Amarilla
Santos Mine
Candelaria Pit
Borehole
Surface Property Limit - Candelaria
Surface Property Limit - Ojos del Salado
Mining Property Limit - Candelaria
Mining Property Limit - Ojos del Salado
0 1 2 3 4 km
srk consulting
Digital Globe image June 25, 2014

Figure 15: Location of the Collars of the Boreholes Drilled on the Minera Candelaria and Minera Ojos del Salado Properties

9.2                               Drilling at Ojos del Salado

9.2.1                     Santos Mine

In the Mantos sector, 184 core boreholes (38,380 metres) were drilled from underground stations between 1993 and 1998 and between 2005 and 2008. The majority of the boreholes were drilled with an azimuth of 065 or 245 degrees with inclinations between -82 and +90 degrees. Borehole lengths vary between 40 and 728 metres.

In the Melendez Sur sector, 157 core boreholes (37,239 metres) were drilled between 2006 and 2012. All boreholes in this sector were completed from underground drilling stations.

All boreholes are collared with HQ-sized equipment; boreholes size was reduced in long boreholes or in fracture zones. All drilling in the Santos mine was originally completed by the Connors Drilling Group. More recent drilling was completed by Boart-Longyear.

9.2.2                     Alcaparrosa Mine

The borehole database for the Alcaparrosa mine contains 627 boreholes (142,041 metres) drilled from surface and underground locations. The database is subdivided into six sectors (Table 8).

Table 8: Summary of Drilling Activities Completed at the Alcaparrosa Mine

	Surface		Underground
Sector	Borehole Count	Total Length (metres)	Borehole Count	Total Length (metres)		Years Drilled
Main Sector	102	41,037	151	34,026		1990 — 1992, 1994, 1996, 1997, 2003, 2004
Caseron 11	—	—	38	4,125		2007, 2009
North	3	1,744	55	12,938		1990, 1991, 1997, 2004, 2005, 2008, 2009
Northwest	3	1,538	75	13,643		1990, 1992, 1994, 1997, 2004, 2007, 2009, 2010
Central	6	2,259	115	16,600		1990, 1993, 1994, 2007, 2011
Southwest	2		77	14,463	*	1992, 1994, 1997, 2007, 2011 — 2013
Total	116	46,578	511	95,795

*        Surface and underground combined

9.3                               Sampling Method and Approach

Logging and sampling procedures follow similar approaches using documented protocols. Geology logging records information about rock type, mineralogical, textural, and structural data, mineralization, and alteration. Geotechnical logging records information about core recovery, rock quality designation (RQD), hardness, and the number and nature of fractures. In addition, point load tests were performed at selected intervals. Until January 2012, geotechnical logging was performed by mine personnel; after this date that work was contracted. Core photographs were taken of uncut core up to borehole number 325; later, core photos were taken from cut core.

Until 2007, samples were taken at 1-metre intervals; from 2008 onward, sample intervals for the open pit were increased to 2 metres. Analytical samples were taken from core cut lengthwise using a diamond saw. Half of the core is retained in core boxes for reference. Core was sampled from two bench heights above known mineralization to the bottom of the borehole. The top parts of boreholes were not sampled. Until January 2012, sampling was carried out by mine personnel; after this date the work was contracted.

Primary information such as collar coordinates, survey data, as well as geological and geotechnical logging data was entered into Microsoft® Excel sheets and later aggregated into a final database by authorized personnel from the geology team.

9.4                               SRK Comments

SRK is of the opinion that the drilling and sampling procedures adopted by Minera Candelaria and Minera Ojos del Salado are consistent with generally recognized industry best practices. The resultant drilling pattern is sufficiently dense to interpret the geometry and the boundaries of the copper and gold mineralization with confidence. The core samples were collected by competent personnel using procedures meeting generally accepted industry best practices. The process was undertaken or supervised by suitably qualified geologists. SRK concludes that the samples are representative of the source materials and there is no evidence that the sampling process introduced a bias.

10                                  Sample Preparation, Analyses, and Security

10.1                        Historical Samples at Alcaparrosa

The borehole sampling preparation, analyses, and security procedures utilized by ENAMI and its predecessors between 1929 and 1985 are unknown.

10.2                        Core Samples (1985 to Present)

Analytical samples informing the Candelaria Mineral Resources were prepared and assayed at the Candelaria mine site. The laboratory is certified to ISO17025 by the National Institute of Standardization (INN) of Chile for the analyses of copper, iron, zinc, and silver. Compliance to the ISO standard is being verified yearly by the INN. SRK was not able to determine when the mine laboratory obtained its ISO certification. The laboratory is not independent from Minera Candelaria.

Analytical samples informing the Ojos del Salado Mineral Resources were prepared and assayed by Intertek (formerly Vigalab). Intertek operates 13 laboratories in Chile; SRK was unable to determine which laboratory Minera Ojos del Salado used. No information is available about accreditation of Intertek. However, Intertek operates laboratories worldwide. Intertek’s laboratories are independent from Minera Ojos del Salado.

Minera Candelaria uses Intertek in Copiapó as an umpire laboratory.

Prior to 2006, Minera Ojos del Salado used Geolab as an umpire laboratory. As far as SRK was able to determine, Geolab is independent from Minera Ojos del Salado. After 2006, Minera Ojos del Salado used ALS Limited (ALS) laboratory in Coquimbo as an umpire laboratory. The management system of the ALS Minerals Group laboratories is accredited ISO-9001:2000 by QMI Management Systems. ALS is independent from Minera Ojos del Salado.

Sample preparation and analytical methodologies used for assaying Candelaria and Ojos del Salado samples were identical, with the exception that samples from the Ojos del Salado were analyzed for total iron and ferric iron (Fe3O4) by Davis tube and Satmagan scale.

Upon reception, sample details are recorded and insertion points for quality control samples in the sample stream are determined. Sample preparation includes drying at 105 degrees Celsius in a forced air furnace, primary crushing to 100% passing 5 millimetres, secondary crushing cycle to 90% passing 1.68 millimetres (12 mesh). Ginding tests are conducted on every 40th sample.

From the crushed material two 1-kilogram samples (Sample A and B) are prepared using a rotary splitter. Coarse rejects are retained and kept in storage. Both samples A and B are pulverized separately to 95% passing 0.106 millimetres (140 mesh). Sample A is subdivided into four subsamples; one subsample with approximately 200 grams, and three subsamples weighing approximately 100 grams each. Sample B is subdivided into two subsamples, one weighing approximately 200 grams and the other approximately 100 grams. The two heavier subsamples are kept for future reference or as backup should more sample material be required.

Copper is analyzed by multi acid digestion and atomic absorption spectroscopy (AAS). Copper assays greater than 6% are re-analyzed systematically. Gold is also assayed in 30-gram aliquots by fire assay with AAS finish.

SRK did not receive information about the analysis of zinc and silver in the core samples.

Assay data were loaded directly from digital assay result files into the final database in order to minimize sources of error.

10.3                        Specific Gravity Data

Specific gravity is measured systematically on core fragments larger than 5 centimetres in length. Specific gravity is determined using a water displacement method without paraffin coating. Measurements are duplicated every 20 measurements and the scale is checked frequently using a 2-kilogram weight.

10.4                        Quality Assurance and Quality Control Programs

Quality assurance and quality control programs are typically set in place to ensure the reliability and trustworthiness of the exploration data. They include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management, and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for the project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying. They are also important to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples. Check assaying is typically performed as an additional reliability test of assaying results. This typically involves re-assaying a set number of rejects and pulps at a second umpire laboratory.

10.4.1              Historical Analytical Quality Control at Alcaparrosa

No information exists about the analytical quality control procedures at Alcaparrosa between 1929 and 1985.

10.4.2              Analytical Quality Control (1985 to Present)

Candelaria

The analytical quality control program implemented at Candelaria includes the use of control samples (coarse and pulp duplicate samples and reference material samples) inserted within all samples submitted for assaying. Pulp duplicate samples are inserted at a rate of one every 20 samples. Preparation duplicate samples from the B samples (see section 10.2) are inserted at a rate of one every 40 samples.

Six different reference materials provided by Intertek in Copiapó are used at Candelaria. Copper grades of the reference material range from 0.5 to 3.69 percent copper. Reference material was inserted at a rate of one every 20 samples.

After sample preparation, Candelaria geologists relabel pulps and their duplicates and approximately 5% of samples are sent to the umpire laboratory.

Information about the performance of the reference material and other quality control samples are not available to SRK.

Ojos del Salado

Prior to 2006, the analytical quality control program at Ojos del Salado consisted of the use of control samples (pulp duplicate samples) and the use of check assaying at an umpire laboratory. No field duplicates, standard reference material, or blank material were submitted prior to 2006.

Analysis of quality control data during this time by AMEC (2013b) highlighted the poor performance of the pulp duplicate samples, especially for copper. Because the duplicate samples performed better for gold, AMEC (2013b) concluded that the overall performance of the quality control data was satisfactory.

Starting in 2006, Minera Ojos del Salado changed the analytical quality control procedures to replicate those in use at Candelaria.

10.5                        Sample Security

Information about the sample security in the historical exploration period prior to Minera Candelaria and Minera Ojos del Salado’s involvement is unavailable.

Since 2007, all drilling assay samples are collected by company personnel or under the direct supervision by company personnel. Samples from Candelaria are processed and analyzed entirely at the mine site. Samples from Ojos del Salado are shipped directly from the property to the Interteks laboratory.

Assay samples are collected by appropriately qualified staff at the laboratories. Sample security involved two aspects: maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible.

During the site visit, SRK found no evidence of active tampering or inadvertent contamination of assay samples collected either on the Candelaria or Ojos del Salado properties.

10.6                        SRK Comments

SRK reviewed the field procedures and analytical quality control measures used by Minera Candelaria and Minera Ojos del Saldo. In the opinion of SRK, company personnel used care in the collection and management of the field and assaying exploration and production data. Based on historical reports and data available, SRK has no reason to doubt the reliability of exploration and production information provided by Minera Candelaria and Minera Ojos del Salado. The reports and analytical results examined by SRK suggest that the analytical results delivered by the primary laboratories used by Minera Candelaria and Minera Ojos del Salado are free of apparent bias.

In the opinion of SRK, the sampling preparation, security and analytical procedures used by Minera Candelaria and Minera Ojos del Salado are consistent with generally accepted industry best practices and are therefore adequate to support Mineral Resource estimation.

11                                  Data Verification

11.1                        Verifications by Minera Candelaria and Minera Ojos del Salado

The exploration and production work completed by Minera Candelaria and Minera Ojos del Salado is conducted using documented procedures and involved extensive verification and validation of exploration and production data prior to consideration for geological modelling and Mineral Resource estimation. During drilling, experienced mine geologists implemented industry standard measures designed to ensure the reliability and trustworthiness of the exploration data.

Minera Candelaria and Minera Ojos del Salado monitor the analytical quality control data on a real-time basis. Quality control failures are investigated and appropriate actions are taken when necessary, including requesting re-assaying of certain batches of samples.

11.2                        Verifications by SRK

11.2.1              Site Visit

In accordance with National Instrument 43-101 guidelines, a team of professionals under the supervision of SRK visited the Candelaria and Ojos del Salado properties from June 10 to 12 and from June 14 to 16, 2014, accompanied by representatives of Lundin and Freeport. The team included Glen Cole, PGeo, Gary Poxleitner, PEng, and Maria Ines Vidal, MAusIMM, from SRK, and Daniel Sepulveda, and John Nilsson, PEng, independent consultants. Glen Cole, Gary Poxleitner and John Nilsson are qualified persons pursuant to National Instrument 43-101.

Both site visits took place during active drilling and production activities. All aspects that could impact materially the integrity of the borehole databases (core logging, sampling, and database management) were reviewed with Minera Candelaria and Minera Ojos del Salado staff. SRK was able to interview mine staff to ascertain exploration and production procedures and protocols.

SRK examined core from several boreholes and found that the logging information accurately reflects actual core. The lithology contacts checked by SRK match the information reported in the core logs.

SRK toured the Candelaria Norte mine, one of the three underground operations. Areas of the mine observed included mine development, mucking of draw points and truck haulage roads. Furthermore, SRK observed diamond and stope drilling. Other infrastructures inspected include the maintenance facility, wash bays, and refuge stations. SRK toured and reviewed the engineering department and aspects of its work including engineering drawings, mine planning, drill prints, and Mineral Reserve estimates.

11.2.2              Review of Exploration Data and Mineral Resource Models

SRK reviewed the borehole databases, Mineral Resource models, and planned and existing mine infrastructure. For the preparation of this technical report, SRK was able to reproduce the block models tonnage and grade evaluations to a satisfactory degree.

SRK also completed statistical comparison of the global block models grade against the informing drilling data and visually compared on plans and sections the block models against the informing composites to confirm that the various models are generally an adequate representation of the distribution of the copper, gold, and silver mineralization.

The Candelaria open pit Mineral Resource model is routinely compared against the production model and refined using local blasthole data. Generally, the Mineral Resource model under evaluates the metal content of a bench by a few percent relative to the blasthole model.

After comparing the Candelaria open pit Mineral Resource model against the informing composites and the statistics of the production model, SRK concludes that the Candelaria estimation approach produces a reasonable and reliable model adequate to support open pit mining. The slight difference between the two models can be explained by grade over-smoothing in the resource model.

12                                  Mineral Processing and Metallurgical Testing

Minera Candelaria and Minera Ojos del Salado are mature mining operations. Mineral processing and metallurgical test work completed prior to the commissioning of the Candelaria and PAC processing plants are not relevant to this technical report. Both processing plants have been in operations for several years and produce copper concentrates that are sold to customers worldwide (see Section 18). A summary of the performance of the processing plants is provided in Section 17 of this technical report. Metal recovery assumptions are derived from the past performance of the processing plants. Other than stated in Section 17 and Section 18 there are no other processing factors or deleterious elements that could have a significant impact on economic extraction.

As part of the ongoing operations, both processing plants undertake ongoing testing programs. This section describes the testing programs undertaken during normal operations.

12.1                        Metallurgical Testing at the Candelaria Processing Plant

Minera Candelaria maintains regular metallurgical testing programs that along with its historical metallurgical performance are incorporated into a statistical model to predict and improve its processing performance in terms of mill throughput, metal recovery to concentrate, and final concentrate grade.

Metallurgical tests are executed in a number of specialized facilities including an in-house laboratory at the parent company’s Process Technology Center located in Safford, Arizona, and at commercial third party laboratories in Chile and North America, including SGS Mineral Services, Dawson Metallurgical Laboratories Inc., and JKTech.

Regular testing includes rock hardness classification (see Table 9 and Figure 16), mineralogy using QEMSCAN technology, and bench scale and flotation testing that are correlated with industrial scale performance in order to predict mill throughput and metallurgical performance.

Table 9: Rock Hardness Classification

Hardness Category	UCS MPa
Extra Hard	180 to 240
Hard	140 to 180
Intermediate	100 to 140
Soft	20 to 100

Figure 16: Metallurgical Testing Supporting Industrial Scale Production Model

Source: Minera Candelaria

12.2                        Mineralogy

The sulphide mineralization at Candelaria and Ojos del Salado is classified as an IOCG deposit where minerals of interest occur in breccia, stockwork, veinlets, and are disseminated in andesite rock. Copper and magnetite minerals coexist or appear independent from each other in the host rock.

Largely dominant minerals are K-feldspar, biotite, quartz, and plagioclase. The sulphide mineralization is dominated by pyrite. Copper is present as chalcopyrite representing approximately 3.8% of the mineralization (Figure 17).

Figure 17: Average Mill Feed Mineralogy

The mineralogy distribution by size is shown in Figure 18. Chalcopyrite is present across all size fractions. Approximately 70% of the chalcopyrite is contained in the +38um range. Similarly, the dominant mineralogy species including iron oxides maintain their presence across all grind sizes.

Gold and silver are associated with the sulphide minerals, primarily with chalcopyrite but also with pyrite. Varying gold content in the pyrite is associated with gold losses to the flotation tailings.

Figure 18: Mineralogy Distribution by Size Fraction (microns)

13                                  Mineral Resource Estimates

13.1                        Introduction

Mineral Resources for Minera Candelaria comprises primarily of the operational Candelaria deposit, which is mined by open pit mining methods and a secondary component located in the northeast end of the deposit termed Candelaria Norte, which is mined by underground mining methods. Mineral Resources for Minera Ojos del Salado comprise two deposits, Santos and Alcaparrosa, mined by underground mining methods. The Candelaria open pit Mineral Resource model was generated by the Technical Services Department at Minera Candelaria, whereas the underground Mineral Resource models (Candelaria Norte, Santos, and Alcaparrosa) were generated by the Exploration Department at Minera Ojos del Salado.

SRK reviewed and audited the Mineral Resource models generated by Minera Candelaria and Minera Ojos del Salado. This section outlines the Mineral Resource estimation methodology and summarizes the key assumptions adopted for the generation of the open pit and underground Mineral Resource models.

In the opinion of SRK, the resource evaluation reported herein is a reasonable representation of the Mineral Resources found at Minera Candelaria and Minera Ojos del Salado at the current level of sampling. The Mineral Resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserve.

13.2                        Resource Estimation Procedures

13.2.1              Introduction

The Mineral Resource estimation methodology and procedures adopted for the open pit and underground Mineral Resource models are outlined in this section. The methodology used for the Candelaria open pit is discussed separately from that collectively used for the various underground deposits at Minera Candelaria (Candelaria Norte) and Minera Ojos del Salado (Alcaparrosa and Santos).

13.2.2              Open Pit

The database used to inform the Mineral Resource model comprises 2,151 core boreholes (666,700 metres), which include 42 core boreholes (22,420 metres) drilled in 2013. All exploration data are securely managed within an AcQuire database.

Drilling data are used to generate 35-metre spaced geology sections and 16-metre spaced geology plans, which are modelled within MineSight software as polyline files. Combined section and plan lithology polyline files are used to code Mineral Resource blocks with a rock type code. Copper grade shells (0.2% and 1.5% copper) are also modelled.

The individual assays are composited to a 16-metre length, which corresponds to the open pit bench height. Experimental covariance was utilized to assess the spatial correlation of the copper, gold, silver, and specific gravity values using composited data. The anisotropy directions were verified against blast hole grade data and modelled geological units.

A 10 by 10 by 16 metres block model was generated. A nearest neighbour kriging estimation method was applied. Grade capping was applied to the 97.8 percentile of the composite population, which was evaluated for all three metals as well as for each geological unit independently. During estimation, a capping grade restriction was applied for a search distance of 15 metres in each direction. A hard boundary estimation strategy was applied for each geological unit constrained with the 0.2% and the 1.5% copper grade shells, using a search ellipse of 100 by 100 by 50 metres, oriented according to the covariance model.

The nearest neighbor kriging algorithm was informed by a minimum of one composite and a maximum of 16 restricted to three composites per borehole. This algorithm was chosen to exercise control of the local smoothing effect by assigning more weight to the nearest composite. Specific gravity for each rock type was also estimated by a nearest neighbor kriging algorithm, using a spherical estimation search informed by a minimum of 2 composites and a maximum of 12 and was restricted to only 3 composites per borehole.

Mineral Resource classification was based on the distance to the nearest composite and the minimum number of boreholes used in the estimation. The majority of the Mineral Resources are classified as Measured.

Reported Mineral Resources are constrained to within a combination of a conceptual optimistic open pit optimization shell (based on a $2.20/lb copper and $1,000/oz gold) and Mineral Reserve push-backs at a cut-off grade of 0.2% copper. Any material outside or below this pit shell has not been reported as a Mineral Resource.

13.2.3              Underground

Data and interpolation parameters applied for the generation of the various Mineral Resource models that characterize the Candelaria Norte (four), Alcaparrosa (three) and Santos (two) deposits are tabulated in Table 10.

Generally the interpolation methodology applied for the underground Mineral Resource models is similar to that outlined for the open pit Mineral Resource model. Notable differences include:

•                  Twenty-five metre or thirty-five metre spaced geology sections and 4-metre spaced geology plans modelled as polyline files applied to code the models with lithology;

•                  Drill assay composite lengths vary from 2 to 4 metres;

•                  Interpolation restricted to within 0.4% copper grade shells;

•                  Reduced block sizes; and

•                  Interpolation method is ordinary kriging for copper and specific gravity and an inverse distance algorithm for gold and silver.

Table 10: Underground Interpolation Data and Parameters

	Candelaria Norte				Alcaparrosa			Santos
Parameter	Elisa	Wendy South	Wendy Central	North	Northwest	Central	North	Supernova	Melendez South
Drilling
Type	Core drilling
Number	91	99	153	55	78	121	58	184	157
Metres	17,319	24,738	29,563	13,225	15,180	18,859	14,681	38,386	37,401
Data
Samples	15,938	17,267	23,418	9,229	12,440	14,033	9,494	31,069	35,224
Compositing	2 m	2 m	4 m	4 m	2 m	4 m	2 m	4 m	4 m
No. Composites	4,534	9,179	6,561	4,744	6,452	3,885	4,915	8,490	9,256
Capping	Restricted search capping used (97.8 percentile of data)
Wireframe	Lithological and mineralization wireframes created
Interpolation
Domaining	Copper, gold and silver domained using mineralization wireframes, specific gravity, domained using lithological wireframes. Hard boundaries used for domaining.
Variables	Cu, Au, Ag, specific gravity
Block Model Extent	400 x 300 x 400	550 x 400 x 400	605 x 405 x 452	350 x 500 x 260	450 x 150 x 400	500 x 200 x 400	350 x 200 x 300	600 x 400 x 600	750 x 450 x 800
Block size (m)	5 x 5 x 4	2 x 2 x 2	5 x 5 x 4	2 x 2 x 2	2 x 2 x 2	5 x 5 x 4	2 x 2 x 2	5 x 5 x 4	5 x 5 x 4
Method	Copper and specific gravity = Ordinary Kriging Gold and silver = Inverse Distance (with variable power coefficients)
Classification	Measured, Indicated, Inferred.

13.3                        Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014 defines a Mineral Resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

The “reasonable prospects for eventual economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade that takes into account extraction scenarios and processing recoveries. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

The audited Mineral Resource Statement for Minera Candelaria is presented in Table 11. Open pit Mineral Resources are reported within a conceptual Lerchs Grossman pit shell based on metal prices of US$2.20 per pound of copper and US$1,000 per ounce of gold and are reported at a cut-off grade of 0.2% copper. Underground Mineral Resources from Candelaria Norte are reported at a cut-off grade of 0.6% copper. Table 11 also includes a contribution from various operational work-in-progress (WIP) stockpiles. The Mineral Resources include Mineral Reserves.

Table 11: Audited Mineral Resource Statement*, Compañía Contractual Minera Candelaria, SRK Consulting (Canada) Inc., December 31, 2013

					Contained Metal
	Quantity	Grade			Copper	Gold	Silver
	Tonnes	Copper	Gold	Silver	Tonnes	Ounces	Ounces
Classification	(000s)	(%)	(g/t)	(g/t)	(000s)	(000s)	(000s)
Candelaria Open Pit**
Measured	359,400	0.53	0.12	1.92	1,914	1,436	22,151
Indicated	15,800	0.48	0.13	1.80	77	64	914
Measured and Indicated	375,200	0.53	0.12	1.91	1,990	1,500	23,065
Inferred	7,643	0.33	0.09	1.13	25	23	278
Candelaria Norte Underground
Measured	6,696	0.99	0.26	6.55	66	56	1,409
Indicated	7,271	1.02	0.27	6.85	74	63	1,600
Measured and Indicated	13,967	1.00	0.26	6.70	140	119	3,010
Inferred	2,050	1.17	0.28	8.09	24	19	533
WIP***
Measured	92,025	0.36	0.09	1.46	336	264	4,326
Indicated
Measured and Indicated	92,025	0.36	0.09	1.46	336	264	4,326
Inferred
Combined
Measured	458,121	0.51	0.12	1.89	2,316	1,756	27,887
Indicated	23,071	0.65	0.17	3.39	150	126	2,514
Measured and Indicated	481,192	0.51	0.12	1.97	2,466	1,882	30,401
Inferred	9,693	0.51	0.13	2.60	49	42	811

*                 Reported within the boundaries of the Compañía Contractual Minera Candelaria property. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources include Mineral Reserves. Open pit Mineral Resources reported within a conceptual pit shell based on metal price of US$2.20 per pound of copper and US$1,000 per ounce of gold. Open pit Mineral Resources are reported at a cut-off grade of 0.2% copper. Underground Mineral Resources are reported at a cut-off grade of 0.6% copper.

**          Inclusive of material from open pit stockpiles.

***   Work in Progress (WIP)

The audited Mineral Resource Statement for Minera Ojos del Salado is presented in Table 12. The Mineral Resources for the underground Santos and Alcaparrosa mines are reported at a cut-off grade of 0.6% copper. The audited combined Mineral Resource Statement for Minera Candelaria and Minera Ojos del Salado is presented in Table 13.

Table 12: Audited Mineral Resource Statement*, Compañía Contractual Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013

					Contained Metal
	Quantity	Grade			Copper	Gold	Silver
	Tonnes	Copper	Gold	Silver	Tonnes	Ounces	Ounces
Classification	(000s)	(%)	(g/t)	(g/t)	(000s)	(000s)	(000s)
Santos
Measured	7,787	1.26	0.29	4.74	98	73	1,186
Indicated	3,677	1.24	0.28	4.67	45	33	552
Measured and Indicated	11,464	1.25	0.29	4.71	144	106	1,737
Inferred	776	1.18	0.26	4.42	9	6	110
Alcaparrosa
Measured	5,354	1.06	0.25	3.87	56	43	666
Indicated	2,974	1.05	0.25	3.76	31	24	359
Measured and Indicated	8,328	1.05	0.25	3.83	88	67	1,025
Inferred	865	1.04	0.31	3.50	9	9	97
Combined
Measured	13,141	1.18	0.27	4.38	155	116	1,851
Indicated	6,651	1.15	0.27	4.26	77	57	911
Measured and Indicated	19,792	1.17	0.27	4.34	231	173	2,762
Inferred	1,641	1.10	0.28	3.93	18	15	207

*                 Reported within the boundaries of the Compañía Contractual Minera Ojos del Salado property. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. Mineral Resources include Mineral Reserves. All figures are rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 0.6% copper.

Table 13: Consolidated Audited Mineral Resource Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013

					Contained Metal
	Quantity	Grade			Copper	Gold	Silver
	Tonnes	Copper	Gold	Silver	Tonnes	Ounces	Ounces
Classification	(000s)	(%)	(g/t)	(g/t)	(000s)	(000s)	(000s)
Open Pit
Measured	359,400	0.53	0.12	1.92	1,914	1,436	22,151
Indicated	15,800	0.48	0.13	1.80	77	64	914
Measured and Indicated	375,200	0.53	0.12	1.91	1,990	1,500	23,065
Inferred	7,643	0.33	0.09	1.13	25	23	278
Underground
Measured	19,837	1.11	0.27	5.11	221	172	3,261
Indicated	13,922	1.08	0.27	5.61	151	120	2,511
Measured and Indicated	33,759	1.10	0.27	5.32	371	292	5,772
Inferred	3,690	1.14	0.28	6.24	42	34	741
WIP**
Measured	92,025	0.36	0.09	1.46	336	264	4,326
Indicated
Measured and Indicated	92,025	0.36	0.09	1.46	336	264	4,326
Inferred
Combined
Measured	471,262	0.52	0.12	1.96	2,470	1,872	29,738
Indicated	29,722	0.76	0.19	3.58	227	184	3,425
Measured and Indicated	500,984	0.54	0.13	2.06	2,697	2,055	33,163
Inferred	11,334	0.59	0.16	2.79	67	57	1,018

*                 Reported within the boundaries of the Compañía Contractual Minera Candelaria and Compañía Contractual Ojos del Salado properties. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources include Mineral Reserves. Open pit Mineral Resources are reported within a conceptual pit shell based on metal prices of US$2.20 per pound of copper and US$1,000 per ounce of gold. Open pit Mineral Resources are reported at a cut-off grade of 0.2% copper. Underground Mineral Resources are reported at a cut-off grade of 0.6% copper.

**          Work in Progress (WIP) Stockpiles

13.4                        Grade Sensitivity Analyses

The Mineral Resources of Minera Candelaria and Minera Ojos del Salado are sensitive to the selection of a reporting cut-off grade. To illustrate this sensitivity, global quantities and grade estimates are presented as grade tonnage curves in Figure 19. The reader is cautioned that the grade tonnage data should not be misconstrued with the Mineral Resource Statement.

Figure 19: Block Model Quantity and Grade Estimates at Various Cut-off Grades for Minera Candelaria (top) and Minera Ojos del Salado (bottom)

13.5                        Reconciliation

The Mineral Resource models for Minera Candelaria and Minera Ojos del Salado are updated annually. The Candelaria open pit Mineral Resource model (locally termed long term model) is compared to grade control models (short term models) on a monthly basis. Grade control models are generated from closely spaced blast hole data, whereas Mineral Resource models are derived from exploration core drilling data.

A monthly copper reconciliation between Mineral Resource models and grade control models for the Candelaria open pit for the period August 2013 to July 2014 is tabulated in Table 14. The reconciliation between short and long term models is excellent, with cumulative quantity and grade variances within 3%. This demonstrates that the Mineral Resource model closely predicts quantities and grades achieved during mining.

Table 14: Monthly Copper Reconciliation Between Long and Short Term Models For the Candelaria Open Pit, Compañía Minera Candelaria (August 2013 to July 2014)

	Long Term
	2012			2013			Short Term
	Quantity	Grade	Metal	Quantity	Grade	Metal	Quantity	Grade	Metal
Period	000’tonnes	Cu%	000’tonnes	000’tonnes	Cu%	000’tonnes	000’tonnes	Cu%	000’tonnes
Aug’13	1,656	1.04	17,218	1,611	1.06	17,078	1,714	1.09	18,610
Sept’13	1,756	1.05	18,441	1,735	1.07	18,560	1,711	1.09	18,615
Oct’13	1,860	1.18	21,945	1,857	1.20	22,284	1,849	1.04	19,228
Nov’13	1,635	1.01	16,511	1,630	0.99	16,139	1,622	0.95	15,409
Dec’13	1,966	0.84	16,513	1,966	0.84	16,513	1,949	0.81	15,784
Jan’14	276	0.75	2,068	293	0.75	2,198	368	0.78	2,873
Feb’14	1,636	0.63	10,305	1,634	0.63	10,293	1,706	0.66	11,262
Mar’14	2,035	0.76	15,465	2,038	0.77	15,689	2,100	0.77	16,171
Apr’14	592	0.50	2,962	578	0.52	3,005	633	0.58	3,673
May’14	1,583	0.68	10,765	1,569	0.71	11,137	1,530	0.66	10,101
Jun’14	1,398	0.64	8,947	1,365	0.66	9,011	1,435	0.64	9,156
Jul’14	469	0.47	2,204	471	0.46	2,166	585	0.49	2,867
Total	16,861	0.85	143,344	16,746	0.86	144,073	17,203	0.84	143,750
Variance*	-2.0%	1.7%	-0.3%	-2.7%	3.0%	0.2%

* Long Term vs Short Term

14                                  Mineral Reserve Estimates

14.1                        Minera Candelaria

14.1.1              Candelaria Open Pit

The Candelaria open pit Mineral Reserves estimate was prepared by Minera Candelaria personnel based upon the Measured and Indicated Mineral Resources defined within the designed open pit mine. The Mineral Reserve estimates are based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, actual operating and sustaining capital cost estimates based on the production schedule and equipment requirements.

The Mineral Reserve estimation process involved the following tasks:

•                  Selection of optimization parameters;

•                  Pit optimization to define optimum pit limits using a Lerchs Grossman algorithm;

•                  Selection of the mining cut-off grade;

•                  Preparation of a pit design, including pit phases;

•                  Preparation of a production schedule; and

•                  Tabulation of the Mineral Reserve Statement.

The optimization parameters are summarized in Table 15.

Site operating costs used for the pit optimization have been pro-rated for the metal prices used for the pit limit definition. Adjustments have been made to factor consumables and exchange rates to reflect a US$2.00 per pound of copper price environment.  In addition, adjustments have been made to General and Administration costs to reflect a reduction in overheads during mining of the final incremental pit shells.

Base mining costs excluding haulage are estimated at US$1.265 per tonne mined for an overall mining rate of 263,000 tonnes per day.  Stockpile re-handle costs excluding haulage are estimated at US$0.764 per tonne.   The haulage increment per 16 metre bench is estimated at US$0.022 per tonne per bench to depth.  The fixed milling ore and waste haulage costs are estimated at US$0.037 and US$0.154 per tonne, respectively.  An equipment annuity of US$0.400 per tonne mined was applied to account for equipment replacement. Discounting has been applied to all block values in the model for the purposes of pit optimization.  The discount rate applied was 12.0% and the sinking rate assumed was 6.98 benches per year, resulting in an effective discount factor of 1.72% per bench.

Processing cost estimates include US$0.254 per tonne for crushing and US$6.743 per tonne for milling.  A mill sustaining capital allowance of US$0.419 per tonne was included.  The general and administration costs of US$1.635 per tonne have been assigned to the ore milled.  The total processing costs are estimated at US$9.052 per tonne milled. Copper recovery was based on a fixed tail grade of 0.04 percent copper, capped at 95.5 percent above 0.82 percent copper. Gold and silver recovery was fixed at 75 and 85 percent, respectively.

Table 15: Summary of Pit Optimization Parameters

Basic Design Parameters	Units	Parameter Value
Copper	US$/lb-Cu	2.00
Gold	US$/oz-Au	1,000
Silver	US$/oz-Ag	15.00
Discount Rate	%	12.0
Average Vertical Advance Rate	bench/yr/PB	6.98
Long-Term Power Cost Assumption	US$/kWh	0.120
Long-Term Diesel Cost Assumption (Delivered)	US$/US Gal.	1.85
Mining Rate	KMTPD	263
Mining Costs (No Haulage)	US$/dmt-Mined	1.265
Stockpile Re-Handling Costs (No Haulage)	US$/dmt-Mined	0.764
Haulage Increment/dmt/bench	US$/dmt-Mined	0.022
Fixed Mill Ore Haulage Cost	US$/dmt-Mined	0.037
Fixed Waste Haulage Cost	US$/dmt-Mined	0.154
Mine Equipment Capital Annuity	US$/dmt-Mined	0.400
Milling Rate	KMTPD	72
Crushing Cost	US$/dmt-Milled	0.254
Milling Cost	US$/dmt-Milled	6.743
Mill Sustaining Capital Allowance	US$/dmt-Milled	0.419
G&A Assigned to Mill	US$/dmt-Milled	1.635
Total Cost	US$/dmt-Milled	9.052
Downstream Costs
Concentrate Moisture	%	8.5
Concentrate Copper Grade	%-Cu	31.0
Freight Cost	US$/wmt	65.00
Freight Cost (Concentrate)	US$/dmt-Concentrate	71.04
Smelting	US$/dmt- Concentrate	100.00
Refining	US$/lb-Cu	0.100
Transportation Loss Allowance	%-loss	0.20
Net Smelter Payment Incl. Trans Loss	%-payable	96.31
By-Product Credits Au, Ag, Fe	US$/lb-Cu	(0.458)
Costs /lb W/ By-product Credits	US$/lb-Cu	(0.095)
w/o Credits =	US$/lb-Cu	0.363
Royalty	US$/lb-Cu	0.01
By Product Credits
Au Content in Cu Concentrate	oz/dmt	0.193
Au Payable Term	%	96.0
Au Refining cost	US$/oz	4.00
Ag Content in Cu Concentrate	oz/dmt	3.5
Ag Payable Term	%	90.0
Ag Refining cost	US$/oz	0.35
Payable Au	US$/lb-Cu	0.280
Payable Ag	US$/lb-Cu	0.070
Other Credits	US$/lb-Cu	0.108
Bi-Product Credits	US$/lb-Cu	0.458
Downstream Costs	US$/lb-Cu
Concentrate Freight	US$/lb-Cu	0.108
Smelting	US$/lb-Cu	0.152
Refining	US$/lb-Cu	0.100
Freight to Market & Sales Costs	US$/lb-Cu	0.003
Total Before Bi-Product Credits	US$/lb-Cu	0.363
Total Mine Costs	US$/dmt-Mined	1.819
Total Mine Costs-Fragmentation Costs	US$/dmt-Mined	1.318
Mining CAF	ratio	0.725
Total Cost/tonne-Milled	US$/dmt-Milled	8.935

The copper concentrate was assumed to have a fixed copper grade of 31.0 percent with a moisture content of 8.5 percent.  For the optimization, the copper concentrate is assumed to be “clean” with no applicable smelter penalties. Transportation costs for concentrate were estimated at US$65.00 per wet metric tonne or US$71.04 per dry metric tonne.  Smelter treatment and refining charges were input at US$100.00 per dry metric tonne and US$0.10 per payable pound of copper, respectively.  Based upon a 31.0 percent concentrate grade, the copper pay factor is estimated at 96.31 percent.  A transportation loss allowance 0.20 percent was included.

The payable gold in concentrate assigned was 96.0% with a refining charge of US$4.00 per ounce.  The payable silver in concentrate assigned was 90.0% with a silver refining charge of US$0.35 per ounce

The pit optimization was conducted using the resource block model expanded in all directions to cover the maximum extent of the ultimate pit. A mining block model was populated in Minesight and Datamine NPVS.  Additional block model items were added for slope coding, concentrate grades, metallurgical recovery, rock hardness, mining restriction near the tailings impoundment and south backfill area of the open pit. No additional mining dilution or losses were applied to the resource model for the purposes of mine planning. A 100 metre offset pit limit restriction was applied at the toe of the existing tailings dam.

Open pit wall slope recommendations have been provided by Call Nicolas International Company (CNI), based on comprehensive geo-mechanical studies to support the current operating pit Phases 8 through 10. Similar studies are being conducted for the next planned Phase 11.  Inter-ramp slopes angles range from 45 to 57 degrees.  Twelve slope sectors were defined with different inter-ramp slopes, bench face angles, berm intervals and berm widths (Figure 20). A hardrock surface was used to control the slope angle in overburden and fill areas in the upper part of the deposit.

Figure 20: Candelaria Open Pit Sectors Geotechnical Design Recommendations

ISA: Inter-ramp slope angle, BFA: bench face angle.

Source: Call Nicolas International Company

The unsmoothed US$2.00 per pound of copper Lerchs Grossman pit was used as a guide to develop the ultimate pit design. Design parameters include:

•                  16 metre bench with double benches between catchment berms;

•                  Planned mining widths in the design phases exceeding 100 metres, but pinching down to 40-60 metres locally where ramps and phase interfaces come together;

•                  Haulage allowances of 33 metres.  In practice ramp width provides adequate room for berms and two way traffic with the 240 short ton class trucks used at Candelaria; and

•                  Five future mining phases (out of 12 total phases since inception).

The final pit design was used to report the open pit Mineral Reserves, using a topographic profile as of December 31, 2013. The final pit design and mining phases are shown in Figure 21.  For the open pit life of mine plan that supports the open pit Mineral Reserves direct mill feed is scheduled at a variable cut-off grade, averaging approximately 0.26 percent copper equivalent. The material below that cut-off grade but above a grade of 0.24 percent copper equivalent is stockpiled. The stockpiled ore is planned to be rehandled and milled later in the mine life.

Figure 21: Candelaria Final Pit Design and Mining Phases

Source: Minera Candelaria

14.1.2              Candelaria Norte Underground

The Mineral Reserves for the Candelaria Norte underground mine were prepared by Minera Candelaria personnel and are based upon the Measured and Indicated Mineral Resources defined for the underground mine.

The Mineral Reserve estimates for Candelaria Norte are based on mine plans and designs developed using modifying parameters including metal prices, metal recovery (based on performance of the processing plant), actual operating and sustaining capital cost estimates (based on the production schedule and equipment requirements). The parameters used for the Mineral Reserves are summarized in Table 16.

Table 16: Summary of Candelaria Norte Mineral Reserve Parameters

Parameter	Candelaria Norte
Copper price (US$/lb)	2.00
Gold price (US$/oz)	1,000
Silver price (US$/oz)	15.00
Mining cost incl. G&A (US$/ton)	25.08
Milling cost incl. G&A (US$/ton)	9.05
Credits (US$/lb Cu concentrate)	0.46
Downstream Costs (US$/lb Cu concentrate)	0.37
Cut-off grade	0.81% Cu
Production Rate (basis of estimation, tpd)	6,000
Mining ore recovery by stope setting
Vertical	95%
Inclined	85%
Rib	85%
Pillar	80%
Structural Pillar	75%
Mining ore dilution by stope setting
Vertical	10%
Inclined	30%
Rib	30%
Pillar	40%
Structural Pillar	50%
Dilutant Material
Cu%	0.30
Au g/t	0.07
Ag g/t	1.00

Conversion of Mineral Resources to Mineral Reserves is initiated following the formal transference of the resource block models to the mine’s planning group’s Minesite design software package and then integrated into the global mine layouts where they are then reviewed. All Inferred material in the model is assigned a grade of zero. Preliminary stope layouts are generated by first utilizing CAE MSO (Mine Stope Optimizer) software with predetermined stope design parameters. These initial stope designs are reviewed and modified manually to derive practical and efficient stope geometries, and any geotechnical input is considered. Planned development in ore is also estimated. The final stope shapes are interrogated and the grades and tonnages generated. Stope data is exported into a spreadsheet where dilution (with background metal grades) and mining recovery are then applied.

A unique cut-off grade is generated for each of the three underground mines and is based on a copper price of US$2.00 per pound. The cut-off grade calculation includes inputs such as:

•                  Copper, gold and silver metal prices;

•                  Mine, surface and mill operating costs;

•                  G & A costs;

•                  Sustaining capital;

•                  Smelting, refining, freight and other downstream costs; and

•                  Metal recoveries.

Stopes that are below the cut-off are not included in the Mineral Reserves. The dilution and recovery parameters vary depending on each individual stopes geotechnical condition, geometry and sequence. All economical stopes and related development are included in the Mineral Reserves and life of mine plan.

14.2                        Minera Ojos del Salado

The Mineral Reserves for Santos and Alcaparrosa underground mines were prepared by Minera Ojos del Salado personnel and are based upon the Measured and Indicated Mineral Resources defined for the underground mines.

The Mineral Reserve estimates for the Minera Ojos del Salado are based on mine plans and designs developed using modifying parameters including, metal prices, metal recovery (based on performance of the processing plant), actual operating and sustaining capital cost estimates (based on the production schedule and equipment requirements). The parameters used for the Mineral Reserves are summarized in Table 17.

Table 17: Summary of Santos and Alcaparrosa Mineral Reserve Parameters

Parameter	Santos	Alcaparrosa
Copper price (US$/lb)	2.00	2.00
Gold price (US$/oz)	1,000	1,000
Silver price (US$/oz)	15.00	15.00
Mining cost incl. G&A (US$/ton)	18.00	21.02
Milling cost incl. G&A (US$/ton)	14.84	9.05
Credits (US$/lb Cu concentrate)	0.31	0.38
Downstream Costs (US$/lb Cu concentrate)	0.38	0.37
Cut-off grade	0.84% Cu	0.75% Cu
Production Rate (basis of estimation, tpd)	3,800	4,000
Mining ore recovery by stope setting
Vertical	95%	95%
Inclined	85%	85%
Rib	85%	85%
Pillar	80%	80%
Structural Pillar	75%	75%
Mining ore dilution by stope setting
Vertical	10%	10%
Inclined	30%	30%
Rib	30%	30%
Pillar	40%	40%
Structural Pillar	50%	50%
Dilutant Material
Cu%	0.30	0.30
Au g/t	0.07	0.07
Ag g/t	1.00	1.00

The conversion of Mineral Resources into Mineral Reserves at the Santos and Alcaparrosa underground mines follows the same process applied for the Candelaria Norte underground mine.

A unique cut-off grade is generated for each of the three underground mines and is based on a copper price of US$2.00 per pound. The cut-off grade calculation includes inputs such as:

•                  Copper, gold and silver metal prices;

•                  Mine, surface and mill operating costs;

•                  G & A costs;

•                  Sustaining capital;

•                  Smelting, refining, freight and other downstream costs; and

•                  Metal recoveries.

Stopes that are below the cut-off are not included in the Mineral Reserves. The dilution and recovery parameters vary depending on each individual stopes geotechnical condition, geometry and sequence. All economical stopes and related development are included in the Mineral Reserves and life of mine plan.

14.3                        Mineral Reserve Statement

Mineral Reserves are derived from measured/ indicated Mineral Resources after applying economic parameters. The reserves have been derived and classified according to the following criteria:

•                  Proven Mineral Reserves are the economically mineable part of the Measured Mineral Resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable.

•                  Probable Mineral Reserves are those Measured and Indicated Mineral Resources where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable.

The audited Mineral Reserve statement for Minera Candelaria and Minera Ojos del Salado is presented in Table 18 and Table 19, respectively. A combined Mineral Reserve statement is presented in Table 20.

Table 18: Audited Mineral Reserve Statement*, Compañía Contractual Minera Candelaria, SRK Consulting (Canada) Inc., December 31, 2013

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(000’t)	(%)	(g/t)	(g/t)	(000’t)	(000’oz)	(000’oz)
Candelaria Open Pit
Proven	266,725	0.57	0.13	2.09	1,533	1,140	17,884
Probable	9,182	0.54	0.14	1.98	50	42	586
Total	275,907	0.57	0.13	2.08	1,583	1,182	18,469
Candelaria WIP**
Proven	92,025	0.36	0.09	1.46	336	264	4,326
Probable	0	0.00	0.00	0.00	0	0	0
Total	92,025	0.36	0.09	1.46	336	264	4,326
Candelaria Norte Underground
Proven	2,651	1.14	0.26	5.60	30	22	477
Probable	2,271	1.15	0.26	5.32	26	19	389
Total	4,922	1.14	0.26	5.47	56	41	866
Combined
Proven	361,401	0.53	0.12	1.95	1,899	1,425	22,687
Probable	11,452	0.66	0.17	2.65	76	61	974
Total	372,854	0.53	0.12	1.97	1,975	1,486	23,662

*            Mineral Reserves included in Mineral Resources. All figures have been rounded to reflect the relative accuracy of the estimates. Mineral Reserves for open pit, underground and stockpiles / WIP are reported at cut-off grades of 0.26, 0.81 and 0.24 percent copper, respectively.

**     Work in Progress (WIP)

Table 19: Audited Mineral Reserve Statement*, Compañía Contractual Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(000’t)	(%)	(g/t)	(g/t)	(000’t)	(000’oz)	(000’oz)
Santos
Proven	3,816	1.02	0.24	4.18	39	29	513
Probable	1,593	0.87	0.20	3.58	14	10	184
Total	5,409	0.98	0.23	4.01	53	40	697
Alcaparrosa
Proven	1,430	1.11	0.25	3.64	16	11	168
Probable	726	0.90	0.20	3.33	7	5	78
Total	2,157	1.04	0.23	3.54	22	16	245
Combined
Proven	5,246	1.04	0.24	4.04	55	41	681
Probable	2,320	0.88	0.20	3.50	20	15	261
Total	7,565	0.99	0.23	3.87	75	56	942

*            Mineral Reserves included in Mineral Resources. All figures have been rounded to reflect the relative accuracy of the estimates. Underground Mineral Reserves for Santos and Alcaparrosa are reported at cut-off grades of 0.84 and 0.75 percent copper respectively.

Table 20: Consolidated Audited Mineral Reserve Statement*, Compañía Contractual Minera Candelaria and Minera Ojos del Salado, SRK Consulting (Canada) Inc., December 31, 2013

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(000’t)	(%)	(g/t)	(g/t)	(000’t)	(000’oz)	(000’oz)
Open Pit
Proven	266,725	0.57	0.13	2.09	1,533	1,140	17,884
Probable	9,182	0.54	0.14	1.98	50	42	586
Total	275,907	0.57	0.13	2.08	1,583	1,182	18,469
WIP**
Proven	92,025	0.36	0.09	1.46	336	264	4,326
Probable	0	0.00	0.00	0.00	0	0	0
Total	92,025	0.36	0.09	1.46	336	264	4,326
Underground
Proven	7,897	1.08	0.25	4.56	85	63	1,158
Probable	4,591	1.01	0.23	4.40	46	34	650
Total	12,487	1.05	0.24	4.50	132	96	1,808
Combined
Proven	366,647	0.53	0.12	1.98	1,954	1,466	23,368
Probable	13,772	0.70	0.17	2.79	96	76	1,235
Total	380,419	0.54	0.13	2.01	2,050	1,542	24,603

*            Mineral Reserves included in Mineral Resources. All figures have been rounded to reflect the relative accuracy of the estimates. Underground Mineral Reserves are reported at various cut-off grades and mining costs.

**     Work in Progress (WIP)

Other than stated herein, SRK is not aware of any other mining, metallurgical, infrastructure, or permitting factors that could materially impact the Mineral Reserve estimates.

15                                  Mining Methods

15.1                        Introduction

Minera Candelaria consists of the Candelaria open pit and the Candelaria Norte underground mine.  Minera Ojos del Salado consists of the Santos and Alcaparrosa underground mines.  The Candelaria and the Minera Ojos del Salado facilities are close to each other. As a result both facilities share a number of surface infrastructures such as the concentrator, tailings dam as well as a shared management structure. The ore from the Candelaria open pit, Candelaria Norte and Alcaparrosa underground mines is processed at the Candelaria concentrator.  Ore from the Santos underground mine is processed at the PAC plant located on the Ojos del Salado property.

This section describes the open pit and underground mining methods of Minera Candelaria and Minera Ojos del Salado.

The Candelaria open pit mine operates with an overall mining rate of approximately 270,000 tonnes per day including 66,000 tonnes per day of ore sent to the Candelaria concentrator.  The average grade of the ore mined from the open pit over the remaining life of mine is 0.57% copper while stockpiled WIP material averages 0.36% copper.  The mine operates 7 electric shovels, 46 haulage trucks, 8 production drills and a fleet of support equipment.  The location of the open pit is shown in Figure 22.

Figure 22: Location of the Open Pit and Underground Mines

Source: Minera Candelaria

The Candelaria Norte mine produces 6,000 tonnes per day of ore with an average grade of 1.14% copper in the current mine plan.  The Alcaparrosa mine produces 4,000 tonnes per day of ore with an average grade of 1.04% copper and the Santos mine produces 3,800 tonnes per day of ore with an average grade of 0.98% copper.  The mining method in all three underground mines is sub-level open stoping.  The underground mines operate in total, 13 LHDs, 10 Front End-Loaders, 14 Jumbos, 10 DTH Drills, 45 30 tonne trucks, 14 Man Lifts and a fleet of support equipment. The location of the underground mines relative to the Candelaria open pit is shown in Figure 22.

15.2                        Open Pit Mine Design and Production Schedule

A life of mine plan for Minera Candelaria has been prepared based upon the Mineral Reserves reported in Section 14.  The life of mine plan is largely driven by supplying ore to the Candelaria processing plant from the open pit mine, and surface stockpiles once the open pit Mineral Reserves have been depleted. The current open pit and WIP stockpile Mineral Reserves are estimated at 367.9 million tonnes at an average grade of 0.52% copper, 0.12 g/t gold and 1.93 g/t silver. The open pit and WIP stockpile Mineral Reserves are reported at variable cut-off grades.

The open pit was designed to be mined in several phases of development. As of December 2013, five phases of development remain in the life of mine plan (Phases 8 to 12).  The overall strip ratio is 2.9:1 excluding stockpiles.  The total in-pit waste is 752.0 million tonnes.  The overall life of the open pit mine is 14 years.  A summary of the pit phase locations and overall Mineral Reserves is shown in Figure 23.

Figure 23: Summary of Candelaria Open Pit Mine Development

Source: Minera Candelaria

The open pit design is based upon the following key considerations:

•                  Phase development to smooth ore and waste scheduling with stockpile material available to supplement direct mill feed from the mine;

•                  Overall and inter-ramp slope recommendations provided by CNI including use of pre-shear drilling and blasting;

•                  Operating constraints of the equipment available for mining;

•                  Minimum mining width defined by double side loading of trucks with allowance for an access ramp;

•                  Bench height achievable and within the safe operating reach of the primary loading units; and

•                  Minimum haulage road operating width and maximum effective grade within the operating limitations of the primary haulage units.

The primary components for open pit slope design include bench geometry, inter-ramp and overall slope angles (Figure 24).  The current pit dimensions are 2,200 metres by 1,400 metres with a depth of 700 metres.  Current inter-ramp slope angles range from 45 to 52 degrees in the west wall and from 52 to 57 degrees in the east wall.  Bench face angles range from 65 to 72 degrees.

Figure 24: Slope Sectors Rock Quality Designation for Phase 9 (Left) and Phase 11 (right)

Source: Minera Candelaria

The rock at Candelaria has a typical uniaxial compressive strength of over 140 Mpa and is considered “hard rock”.  In the east any wall instabilities are structurally controlled with north and northwest being the most critical directions.  The failure mechanism in this wall is mainly planar failure.  In the west and north walls the stability is controlled by rock mass conditions.  The failure mechanisms in these walls are wedge and circular type failures.  The intersection between the Lar fault and the Mistral Mirador fault generates a zone of rock weakness. Open wall slope recommendations have been provided by CNI (see Section 14).

Slope monitoring is carried out in the mine on a continuous basis using “Robotized Monitoring Systems”.  The systems employed include 2 robotic prism monitoring stations, 5 SlideMinder extensometers, 4 Ground Probe SS Radar units, 9 Piezometer vibrant wire meters, and 2 Web Cameras.

Knight Piesold has provided a pit slope height /stability precedent assessment of the Candelaria factors of safety for the northwest and northeast pit walls relative to other mines around the world. Considering the slope angle and slope height, the factors of safety for the proposed northwest and northeast wall is between 1.0 and 1.3 on Hoek and Bray (1981) trend lines of nominal factor of safety. They concluded that geotechnical risks in the open pit are being well managed and the overall stability risk is low.

The Candelaria open pit is relatively dry owing to its location in an arid region. The northeast wall appears to be receiving some seepage from the toe of the tailings dam.  Horizontal drain holes have been drilled up to 200 metres into the wall to reduce pore pressures in the area of the Lar fault.

The pit designs include allowances for 32-33 metre wide roads including ditches and berms.  Haulage roads within the pit limits have a maximum gradient of 10%. The final pit design is shown in Figure 23. The flowsheet for the design and scheduling of the Minera Candelaria life of mine plan is shown in Figure 25.

Figure 25: Candelaria Life of Mine Plant Development Process

Source: Minera Candelaria

The life of mine plan was developed using MineSight and Datamine NPVS software packages.  The resource model and standard mining block model were developed in MineSight.  This standard mining model was then imported to NPVS to calculate economic value items and to develop Lerchs Grossman pit limits.  A final pit design was then developed in MineSight.  NPVS was then used to develop potential pushback limits.  Detailed phase designs were then completed in MineSight and schedule optimization undertaken in NPVS.  Once a cut-off grade was chosen and a stockpile strategy was completed, MineSight Strategic Planner was used to create the final detailed schedule and estimation of the haulage truck requirements.

The mine production schedule for Minera Candelaria and Ojos del Salado for the period 2014 to 2028 is shown in Table 21, which tabulates material sent to both Candelaria and the PAC Plants. Low grade material from the open pit is initially transferred to WIP and later withdrawn as “WIP Rehandle” feed for the plant. The current mine production forecast is shown graphically in Figure 26. Examples of annual development plans are shown in Figure 27 to Figure 30.

Table 21 also shows the forecast processing plant recoveries at both the Candelaria and PAC plants together with the concentrate and contained copper, gold and silver metal.

Table 21: Minera Candelaria and Minera Ojos del Salado Mine Production Schedule

Mine	Production Plan	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Open pit Ore	Tonnes (mt)	14.7	21.2	22.1	18.2	9.6	17.3	18.7	20.7	17.0	21.8	18.6	27.7	20.0	15.3		262.9
	Cu (%)	0.65	0.67	0.46	0.63	0.60	0.61	0.67	0.67	0.63	0.49	0.53	0.63	0.52	0.48		0.59
	Au (gpt)	0.16	0.16	0.10	0.14	0.15	0.15	0.15	0.15	0.16	0.11	0.12	0.14	0.12	0.11		0.14
	Ag (gpt)	2.64	2.49	1.83	2.07	1.61	1.59	1.88	2.38	2.91	2.41	1.86	2.68	1.41	1.61		2.13
Open pit Low grade to WIP*	Tonnes (mt)	1.1	2.1	0.1	1.2	0.6	3.0	2.1	0.7	2.0	0.2						13.0
	Cu (%)	0.27	0.27	0.26	0.27	0.27	0.27	0.27	0.27	0.27	0.26						0.27
	Au (gpt)	0.09	0.08	0.06	0.07	0.07	0.07	0.06	0.07	0.08	0.07						0.07
	Ag (gpt)	1.68	1.25	1.17	0.96	0.87	0.67	0.69	1.03	1.52	1.47						1.05
WIP* Rehandle	Tonnes (mt)	6.3	—	2.0	8.4	12.6	7.3	7.5	7.1	7.8	4.5	8.7	0.7	6.7	9.7	15.4	104.9
	Cu (%)	0.38	0.00	0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.31	0.31	0.31	0.31	0.31	0.35
	Au (gpt)	0.09	0.00	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.08	0.08	0.08	0.08	0.08	0.09
	Ag (gpt)	1.52	0.00	1.52	1.52	1.52	1.52	1.52	1.52	1.52	1.52	1.24	1.24	1.24	1.24	1.24	1.41
From Candelaria u/g	Tonnes (mt)	2.0	2.0	0.9													4.9
	Cu (%)	1.17	1.12	1.15													1.14
	Au (gpt)	0.26	0.25	0.25													0.26
	Ag (gpt)	5.79	5.68	4.31													5.47
From Alcaparrosa	Tonnes (mt)	1.4	0.8														2.2
	Cu (%)	0.93	1.23														1.04
	Au (gpt)	0.20	0.28														0.23
	Ag (gpt)	3.37	3.84														3.54
Total Ore to Candelaria Plant	Tonnes (mt)	24.4	24.0	25.1	26.6	22.2	24.6	26.2	27.9	24.7	26.3	27.4	28.4	26.7	25.1	15.4	374.9
	Cu (%)	0.64	0.73	0.48	0.55	0.48	0.54	0.59	0.60	0.55	0.48	0.46	0.62	0.47	0.41	0.31	0.53
	Au (gpt)	0.15	0.17	0.11	0.12	0.12	0.14	0.13	0.14	0.14	0.11	0.10	0.14	0.11	0.10	0.08	0.12
	Ag (gpt)	2.65	2.80	1.89	1.90	1.56	1.57	1.78	2.16	2.48	2.26	1.66	2.64	1.37	1.47	1.24	1.98
Open pit Waste	Tonnes (mt)	64.9	62.3	83.6	81.7	90.0	64.8	61.0	47.1	41.6	34.0	39.5	30.9	32.5	18.1	—	752.0
Strip Ratio exc Stockpiles		4.4	2.9	3.8	4.5	9.4	3.7	3.3	2.3	2.5	1.6	2.1	1.1	1.6	1.2		2.9
Total Ore from Santos Mine to PAC plant	Tonnes (mt)	1.4	1.4	1.4	1.3												5.4
	Cu (%)	0.94	0.98	1.06	0.92												0.98
	Au (gpt)	0.22	0.23	0.24	0.23												0.23
	Ag (gpt)	4.02	4.08	4.19	3.72												4.01

Plant	Production Plan
Candelaria Plant Recoveries	% Cu	91.9	92.6	92.3	90.7	89.7	92.2	93.1	92.7	91.1	92.8	91.2	94.1	94.0	90.0	89.0	92.1
	% Au	75.1	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	77.2	75.1
	% Ag	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	87.5	85.1
Candelaria Plant Concentrate	Tonnes (kt)	464	520	360	428	306	399	460	497	402	375	370	539	377	299	135	5,931
Candelaria Contained Metal	Cu (kt)	144	161	112	133	95	124	143	154	125	116	115	167	117	93	42	1,839
	Au (koz)	90	99	65	78	62	81	84	92	82	69	69	96	72	59	29	1,126
	Ag (moz)	1.8	1.8	1.3	1.4	0.9	1.1	1.3	1.6	1.7	1.6	1.2	2.1	1.0	1.0	0.5	20.3
PAC Plant Recoveries	% Cu	93.7	94.2	94.0	94.2												94.0
	% Au	76.2	75.3	75.0	77.0												75.8
	% Ag	85.0	85.5	85.5	85.6												85.4
PAC Plant Concentrate	Tonnes (kt)	41	43	46	38												169
PAC Contained Metal	Cu (kt)	12	13	14	11												50
	Au (koz)	7	8	8	7												30
	Ag (moz)	0.2	0.2	0.2	0.1												0.6
Total Concentrate Production	Tonnes (kt)	505	563	406	467	306	399	460	497	402	375	370	539	377	299	135	6,099
Total Contained Metal	Cu (kt)	156	174	125	144	95	124	143	154	125	116	115	167	117	93	42	1,888
	Au (koz)	97	106	73	85	62	81	84	92	82	69	69	96	72	59	29	1,156
	Ag (moz)	1.9	2.0	1.5	1.5	0.9	1.1	1.3	1.6	1.7	1.6	1.2	2.1	1.0	1.0	0.5	20.9

*        Work in Progress (WIP) Stockpiles

Figure 26: Candelaria Open Pit Production Schedule

Top: Material Moved; Middle: Ore to Crusher; and Bottom: Average Copper Grade.

N
336
656

Pushback 8		Pushback 9		Pushback 10	
Ore Ktons	7,285	Ore Ktons	7,380	Ore Ktons	
Ore Grade %Cu	0.729	Ore Grade %Cu	0.581	Ore Grade %Cu	
Waste ktons	307	Waste ktons	34,345	Waste ktons	30,147
Total ktons	**7,609**	**Total ktons**	**42,799**	**Total ktons**	**30,147**

N
256
736
576

Pushback 9		Pushback 10		Pushback 11	
Ore Ktons	21,206	Ore Ktons		Ore Ktons	
Ore Grade %Cu	0.67	Ore Grade %Cu		Ore Grade %Cu	
Waste ktons	8,362	Waste ktons	48,396	Waste ktons	5,500
Total ktons	**31,620**	**Total ktons**	**48,396**	**Total ktons**	**5,500**

Figure 27: Annual Development Plan for 2014 (top) and 2015 (bottom)

Source: Minera Candelaria

N
688
688
144
480

Pushback 9		Pushback 10		Pushback 11	
Ore Ktons	22,095	Ore Ktons		Ore Ktons	
Ore Grade %Cu	0.464	Ore Grade %Cu		Ore Grade %Cu	
Waste ktons	15,797	Waste ktons	58,322	Waste ktons	9,512
Total ktons	37,945	Total ktons	58,322	Total ktons	9,512

N
640
640
16
400

Pushback 9		Pushback 10		Pushback 11	
Ore Ktons	18,007	Ore Ktons		Ore Ktons	
Ore Grade %Cu	0.63	Ore Grade %Cu		Ore Grade %Cu	
Waste ktons	5,337	Waste ktons	58,584	Waste ktons	17,981
Total ktons	24,434	Total ktons	58,584	Total ktons	17,981

Figure 28: Annual Development Plan for 2016 (top) and 2017 (bottom)

Source: Minera Candelaria

N
528
576
304

Pushback 10		Pushback 11		Pushback 12	
Ore Ktons	9,566	Ore Ktons		Ore Ktons	-
Ore Grade %Cu	0.601	Ore Grade %Cu		Ore Grade %Cu	-
Waste ktons	45,670	Waste ktons	42,837	Waste ktons	-
Total ktons	57,284	Total ktons	42,837	Total ktons	-

N
256
-32
672

Pushback 10		Pushback 11		Pushback 12	
Ore Ktons	2,946	Ore Ktons	14,019	Ore Ktons	
Ore Grade %Cu	0.419	Ore Grade %Cu	0.674	Ore Grade %Cu	
Waste ktons	1,144	Waste ktons	28,983	Waste ktons	11,500
Total ktons	4,235	Total ktons	44,850	Total ktons	11,500

Figure 29: Annual Development Plan for 2018 (top) and 2022 (bottom)

Source: Minera Candelaria

N
512
48

Pushback 10		Pushback 11		Pushback 12	
Ore Ktons	-	Ore Ktons	27,524	Ore Ktons	205
Ore Grade %Cu	-	Ore Grade %Cu	0.635	Ore Grade %Cu	0.312
Waste ktons	-	Waste ktons	12,966	Waste ktons	17,980
Total ktons	-	**Total ktons**	**40,490**	**Total ktons**	**18,185**

N
208

Pushback 10		Pushback 11		Pushback 12	
Ore Ktons	-	Ore Ktons	-	Ore Ktons	15,342
Ore Grade %Cu	-	Ore Grade %Cu	-	Ore Grade %Cu	0.477
Waste ktons	-	Waste ktons	-	Waste ktons	17,830
Total ktons	-	**Total ktons**	-	**Total ktons**	**33,422**

Figure 30: Annual Development Plan for 2025 (top) and 2027 (bottom)

Source: Minera Candelaria

15.3                        Underground Mine Design and Production Schedule

Each of the three underground mines and its associated facilities is accessed by way of a surface portal and ramp.  Figure 31, Figure 32, and Figure 33 demonstrate the basic layout of Candelaria Norte, Santos and Alcaparrosa respectively.

Figure 31: Candelaria Norte Layout and Sectors

Source: Minera Candelaria

Figure 32: Santos Layout and Sectors

Source: Minera Ojos del Salado

Figure 33: Alcaparrosa Layout and Sectors

Source: Minera Ojos del Salado

The underground mines employ geology, planning and surveying personnel. The mine operates using detailed production, development plans and schedules and all of the mining activities are conducted under the guidance and oversight of the general mine manager. The operational activities at all of the mines are performed by contractors with oversight by Candelaria and Ojos del Salado management. The contractors employ and manage the mine’s labour personnel as well as own and maintain the mining equipment

The underground mines are all relatively dry owing to theirs location in an arid region. Geotechnical rock mass characterization is completed from core logging, detailed mapping of geological structures, testing of intact material properties and measuring in-situ stresses. Empirical open stope design methodologies have been used to determine roof and wall stability and the size of pillars. Numerical analysis simulation tools for mine sequencing analysis are also applied. External consultants have undertaken global stability analysis of the planned open stoping operations for all three underground mines in 2013 and 2014. The main reports being:

•                  Análisis de Estabilidad Global Complejo Super Nova — Mina Santos, prepared by E-Mining Technology S.A. for Compañía Contractual Minera Candelaria ;

•                  Análisis de Estabilidad Global — Mina Alcaparrosa, prepared by E-Mining Technology S.A. for Compañía Contractual Minera Candelaria; and

•                  Analisis Nueva Secuencia De Explotacion Sector Mantos Elisa — Mina Candelaria Norte by E-Mining Technology S.A. for Compañía Contractual Minera Candelaria

SRK is of the opinion that the stopes that support the proposed life or mine plan for Candelaria Norte, Alcaparrosa and Santos can be mined as expected.

All of the three underground mines, Candelaria Norte, Santos and Alcaparrosa utilize a sublevel stoping mining method for ore extraction. This method is ideal for relatively large, vertical, as well as thick deposits with favourable and stable host rock. See Figure 34.

Figure 34: Typical Sub-Level Open Stope

Stopes can typically be up to 100 metres high with sub-levels at 25 metre to 50 metre intervals. The length of the stopes is generally 80 metres with widths varying between 20 to 30 metres. Stopes are drilled down from the sub-level drilling drifts as benches using 4.5 inch to 5.5 inch diameter DTH holes. The holes are loaded and blasted in vertical slices towards an open face. The blasted ore gravitates to the bottom of the stope and is collected through drawpoints at the production level below. This lower level also consists of the haulage drift. The drawpoints are 7 metres high and inclined at 50 to 60 degrees to allow the blasted ore to flow. Conventionally drilled 2.5inch upholes within the drawpoints are loaded and blasted along with the down-holes. Once the stope is mined, a remaining rib pillar which can be another 20 metre to 30 metres wide may be blasted into the stope providing higher extraction. A 20 metre structural pillar remains between each stope and no backfill is used at these operations.

Ore is mucked from the drawpoints using surface-type front-end loaders and LHD’s (Load Haul Dump). The mucked ore is dumped into 30 ton highway type trucks and hauled by way of the ramp to a surface stockpile for subsequent re-handling and processing.

Some ore may be irrecoverable at stope completion and ore is left in-stope and as support pillars lowering the overall mining recovery.  The mining recovery varies depending on the type of stope and its geometry. The amount of dilution also varies depending on the stope setting. Dilution typically contains mineralized material with low metal grades. Typical mining recovery and dilution factors are summarized in Table 22.

Table 22: Summary of Stope Setting

Stope Type	Dilution %	Recovery %
Vertical	4.5	95
Inclined	10.5	85
Rib	10.5	85
Pillar	12.0	80
Structural Pillar	12.5	75

15.4                        Underground Mine Plan

The current scheduled annual production for Candelaria Norte, Santos and Alcaparrosa is summarized in Table 23.

Table 23: Underground Reserve Schedule

Mine	Production Plan	2014	2015	2016	2017	Total
Candelaria Norte	Tonnes (kt)	2,008	2,008	907	—	4,922
	Cu (%)	1.17	1.12	1.15	—	1.14
	Au (gpt)	0.26	0.25	0.25	—	0.26
	Ag (gpt)	5.79	5.68	4.31	—	5.47
Santos	Tonnes (kt)	1,369	1,369	1,373	1,299	5,409
	Cu (%)	0.94	0.98	1.06	0.92	0.98
	Au (gpt)	0.22	0.23	0.24	0.22	0.23
	Ag (gpt)	4.02	4.08	4.19	3.72	4.01
Alcaparrosa	Tonnes (kt)	1,387	770	—	—	2,157
	Cu (%)	0.93	1.23	—	—	1.04
	Au (gpt)	0.20	0.28	—	—	0.23
	Ag (gpt)	3.37	3.84	—	—	3.54

Table 23 highlights the short mine lives of the underground mines based on the current Mineral Reserves. It is noted that the recent exploration programmes have been successful in identifying additional Mineral Resources in all of the underground mines. Continued exploration and the timely conversion of Mineral Resources to Reserves will likely see the lives of the underground mines extended.  At Candelaria Norte, the discovery of the spatially distant Susana and Damiana orebodies may allow an increase in mine life but also the potential for increased output rates.

15.5                        Waste Dumps

The existing waste dump and stockpile locations are shown in Figure 22. The waste dumps capacity is summarized in Table 24. The waste dump surface area will be increased by approximately 347 hectares with an expanded capacity of approximately 750 million tonnes.  The dumps will be constructed in 20 metre lifts with access ramps 30 metres in width.

Table 24: Waste Dump Capacity

Waste Rock Dump	Currently Approved (mton)	Additional Project (mton)	Total (mton)	Currently Approved Elevation (m.a.s.l.)	Projected Elevation (m.a.s.l.)	Final Projected Surface Area (ha)
Norte	1,660	610	2,270	832	880	730
Nantoco	315	140	455	840	940	329

Source: Minera Candelaria, 2013

15.6                        Mine Equipment

15.6.1              Open Pit Mine Equipment

The open pit mine is a conventional truck and shovel operation.  The unit operations are drilling, blasting, grade control, loading and hauling.  The primary loading units are electric cable shovels. The primary drills are rotary electric and diesel powered units.  Support equipment provides development access, road maintenance and equipment servicing capability.  The open pit mine operates 24 hours per day 365 days per year.  Shift employees work 8 hour shifts.  The overall mining rate is currently 270,000 tonnes per day.  Total primary crusher throughput is typically 70,000 tonnes per day.

The primary production blasthole drills are rotary machines capable of single pass drilling on a 16 metre bench.   The current fleet consists of two Bucyrus BE-49R electric drills, one Atlas Copco Pit Viper PV-271 and five PV-351 diesel units for a total fleet of eight drills.  Drill mechanical availability for the fleet averages 83% and utilization averages 60%.  Drill penetration rates are currently 20 metres per hour in Phase 8 and 27 metres per hour in Phase 9.

The rock at Candelaria is hard and fine fragmentation is required in most areas of the pit to maximize throughput to the concentrator.  As a result, drill patterns are relatively tight resulting in powder factors ranging from 0.50 to 0.75 kilogram per tonne.

The wall control blasting includes line holes drilled for presplitting.  There are two Atlas Copco Roc L8 drills dedicated to line hole drilling.  The line holes are normally drilled on 2 metre centres at the recommended bench face angle on a double bench.

Blasting is carried out with heavy ammonium nitrate / fuel oil.  Blasthole cuttings are sampled and assayed for copper only for grade control.

The primary loading fleet currently consists of 3 PH 4100 43 cubic metres, 3 P&H 2800 28 cubic metres electric cable shovels and one P&H 2100 13 cubic metres electric cable shovel.  Support units include one Cat 994 16 cubic metres and 1 Cat 992 9 cubic metres wheel loader.  The P&H 4100 and P&H 2800 shovels mine stockpiles, ore and waste.  The P&H 2100 re-handles ore from the

Candelaria Norte underground mine to large haulage trucks for transportation to the primary crusher.  The shovel fleet has an average availability of 84% and utilization of 82%.  Candelaria implemented a rebuild program on shovels completing major shovel rebuilds on five shovels between 2009 and 2011.

The Candelaria haulage fleet currently consists of 46 Cat 793 mechanical drive trucks.  These trucks use light boxes and typically carry loads of between 232 and 237 tonnes.   Road conditions in the mine are very good and tire life is 90,000 kilometres.  A truck rebuild program is also in place at Candelaria and trucks are overhauled at 100,000 hours with an extended life expectancy of 75,000 hours.  The truck fleet availability is 90% and utilization is 87%.  Loading times for the trucks range from 5.0 minutes with a P&H 2100 to 1.6 minutes with a P&H 4100.  The truck fleet requirement in the life of mine plan is expected to peak in 2017 at 49 units.

The mine has an extensive fleet of support equipment.  The track dozer fleet includes 6 Cat D10’s and 2 Cat D11’s which are used on dumps, stockpiles and in the pit for bench maintenance.  There are 5 Cat 824 wheel dozers for road and bench maintenance.  The grader fleet includes 3 Cat 16M’s and 1 Cat 24M’s.

The mine support equipment fleet includes 5 Cat 773 water trucks and 1 Cat 777 water truck for watering roads and working faces prior to loading to control dust.  The excavator fleet includes 2 Cat 385’s that are used for wall scaling and ditching as required.

A dispatch system is used in the mine.  High precision GPS locators are used on the shovels and the drills.  Lower precision systems are used on the trucks and the auxiliary equipment.

15.6.2              Underground Mine Equipment

All three underground mines utilizes conventional surface and underground equipment designed for a hard-rock operational mine applications that are owned, operated and maintained by contractors. LHDs (Load Haul Dump) units and Front-End-Loaders are used for mucking ore from the drawpoints and from development headings. Currently, these units are not fitted with any remote control capability.  Therefore, any muck past the brow would remain in the stope as unrecovered loss. Blasted ore is mucked into 30 tonne highway type trucks. For production ore, typically three to four trucks are assigned to one loader depending on the haul distance. For drilling, Down-the-Hole (DTH) drills with a 4.5 inch to 5.5 inch diameter holes are used in the sub-levels. Twin-boom Jumbos drill off the development headings and also drill holes for bolting. Manlifts are used for services and installation of bolts.

The overall mining rate is currently 6,000 tonnes per day for Candelaria Norte, 3,800 tonnes per day for Santos and 4,000 tonnes per day for Alcaparrosa.

The mining equipment used at all three of the underground mines are summarised in Table 25.

Table 25: Underground Mining Equipment

Equipment	Quantity
LHDS	13
Front-end Loaders	10
Jumbos	14
DTH Drills	10
Trucks (30 tonnes)	45
Man Lifts	14

16                                  Recovery Methods

Minera Candelaria and Minera Ojos del Salado operate their own processing plants. The Candelaria processing plant receives ore from the Candelaria open pit and Candelaria Norte and Alcaparrosa underground mines. It has a nominal capacity of 75,000 tonnes per day. The PAC processing plant receives ore from the Santos underground mine and has a design capacity of 3,800 tonnes per day.

The Candelaria and PAC processing plants have been operating for several years. Other than discussed herein, both processing plants operate with adequate energy, water and process materials. Over the projected life of mine plan, a new tailings storage facility will be required.

This section describes the recovery method for both processing plants and the proposed new tailings storage facility that will be required over the projected life of mine plan.

16.1                        Mineral Processing — Candelaria Processing Plant

16.1.1              Introduction

Minera Candelaria is a mature operation that started producing in 1995. Its processing plant has a nominal capacity of 75,000 tonnes per day of fresh feed, and produces a copper concentrate that also contains gold and silver as credit metals. Additionally, Minera Candelaria has an agreement with a third party company to process Candelaria’s flotation tails to produce iron ore concentrate.

Historical processing performance of Minera Candelaria from 2000 to 2013 has averaged 25 million tonnes per year, equivalent to approximately 68,600 tonnes per day with utilization of 93%, see Figure 35.

Figure 35: Historical Performance — Processing Capacity

Over the same period between 2000 and 2013, metallurgical recovery averaged 94.2 % for copper, 75.4 % for gold, and 82.6 % for silver (Figure 36).

Figure 36: Historical Metallurgical Performance

16.1.2              Processing Flowsheet

Minera Candelaria operates a conventional process plant flowsheet that incorporates crushing, two parallel process lines for grinding and flotation, reclaimed process water from the tailings storage facility comprised of conventionally thickened and rockfill embankment dams, final concentrate filtration, and shipping of bulk copper concentrates.

Run of mine ore is trucked to a primary gyratory crusher. The crushed product is conveyed using an overland conveyor belt system to a coarse ore stockpile with a combined live and dead capacity of 500,000 tonnes. Grinding takes place in a multi-stage closed circuit using SAG mill, ball mill and pebble crushing.

A multi-stage flotation circuit using an arrangement of mechanical cells, regrind mill, and column cells produces copper concentrate. Final copper flotation concentrate with gold and silver by-product metals is thickened, filtered, and stored on site before being trucked to Candelaria’s shipping port located in Punta Padrones, near Caldera. From 2000 to 2013, the typical copper concentrate averaged 30.1% copper, 5.4 g/t gold and 90 g/t silver with a moisture content of 7.6% after filtration. Final flotation tails are conventionally thickened and disposed of in a rockfill embankment tailings storage facility. Process water is reclaimed from the tailings reclaim pond and seepage collection system for reuse in the processing plant. Minera Candelaria has an overall fresh make-up water ratio that is exceptionally low. For example, it was approximately 0.34 cubic metres per tonne of fresh ore in 2012.

Figure 37 shows the complete Candelaria process flowsheet while Table 26 lists details of the major equipment.  Tailings from the Minera Candelaria processing plant have been treated under an agreement with Compania Minera del Pacifico S.A. (CMP) since 2008 to produce a magnetite concentrate. CMP have a magnetite extraction plant located to the west of the plant site area and to the south of the tailings storage facility. The recovered magnetite concentrate from the plant is piped to CMP’s port near Caldera and the remaining tailings are deposited in the Candelaria tailings storage facility. The magnetite concentrate produces an additional source of by-product revenue to Minera Candelaria that Freeport reported as worth US$33 million in 2013.

Minera
Candelaria
MINA
ALLIMENTACIÓN Y RECUPERACION DE AGUA
Stockpile Intermedio
Capacidad ~600,000 ton.
Chancador Primario
60x89 in. Giratorio
Alimentadores (3)
Alimentadores (3)
Bombas de Elevación (4)
Almacenamiento
Pozos de
Alcaparrosa (5)
Silo
FASE I
FASE II
Ciclones
Clasificadores
(2 de 10)
Celdas de Flotación Rougher
(14) 3.000 ft³
Molino SAG (1)
36x15 ft.
Molino de Bolas (2)
20x30 ft.
Harneros de
Clasificación (2)
(stand by 1)
Chancador de Pebbles
(3) 700 HP
Celdas de Flotación Rougher
(10) 4,500 ft
Ciclones
Clasificadores
(1 de14)
Celdas de
Columna(4)
Detector de
Metales
Tanque de Almacenamiento
Agua Fresca
Red Contra incendio
Rechazo de
Magnetita
Imanes
A Planta
A Planta de
Osmosis
Molinos de
Remolienda
14x22 ft.
Celdas de Flotación Scavenger
(8) 3.000 ft³
A Planta
Tanque de Almacenamiento
Agua de Proceso
Vertimill
(1)
800 hp
Celdas de Flotación Scavenger
(6) 4,500 ft
Espesador de Concentrado
(3) 100 ft.
Evaporación
Relaves
Dam
Muralla de corte
Bombas de recirculación
de agua
Espesador de colas (2)
400 ft.
O´ Flow
Bombas
Discos cerámicos
Filtros de Concentrado
(8)
Pique de Muralla de Corte
Edificio de Almacenamiento de Concentrado
5,000 tons.
PUERTO MECANIZADO
Edificio de Almacenamiento de Concentrado
45,000 tons.
Doble
Cargador de Barcos
A puerto Punta Padrones
Balanza para camión

Figure 37: Minera Candelaria Flowsheet

Source: Minera Candelaria

Table 26: Major Processing Equipment and Systems at Minera Candelaria

Area	Unit process	Equipment
Crushing	Primary crusher	Gyratory 60in x89in
Mill	Coarse ore stockpile	500,000 tonnes total
Mill processing line 1	Grinding	SAG mill 36ft x15ft
3 x pebble crusher
2 x ball mill 20ft x30ft
2 x 10 x hydrocyclone
	Flotation	14 x rougher cells 3000 ft3
1 x regrind mill 14ft x22ft
4 x column cell
3 x flotation cells 3000 ft3
Mill processing line 2	Grinding	SAG mill 36ft x15ft
3 x pebble crusher
2 x ball mill 20ft x30ft
2 x 10 x hydrocyclone
	Flotation	10 x rougher cells 4500 ft3
1 x vertical regrind mill 800 HP
4 x column cell
6 x flotation cells 4500 ft3
Final tails	Tailings thickener	2 x 400 ft diameter
Final concentrate	Concentrate thickener	3 x 100 ft diameter
	Filtration	8 x ceramic filters
	Storage	5,000 tonnes total
Port	Storage	45,000 tonnes total
Water supply	Fresh water wells	5 x wells at Alcaparrosa
Water supply	Ocean water	Desalination plant at Punta Padrones

16.1.3              Processing Plant Reagents

Minera Candelaria apply a suite of surface modifiers commonly used in the base metals industry to maximize recovery of copper and by-product credit metals and for the dewatering of its flotation product, see Table 27 or the list of reagents and range of consumption levels (in grams per tonne).

Table 27: Processing Plant Reagents

		Consumption (g/t)
Reagent	Commercial Name	minimum	maximum	Manufacturer
Primary collector	AP3894	6	12	Cytec
Secondary collector	Hostaflot-Lib K	3	8	Sansil-Clariant
Frother	Nalflote 9837	3	10	Nalco
Lime	Lime	400	545	Inacal
Flocculant concentrate	Optimer 9876	2	5	Nalco
Flocculant tailings	SNF 228	5	10	SNF

16.2                        Mineral Processing — Ojos del Salado

The PAC concentrator of Minera Ojos del Salado has been in operation since 1929. The concentrator processes 3,800 tonnes per day of fresh feed from the Santos underground mine with an historical average head grade of 0.85% copper with a copper recovery of 93.5%. The copper concentrate produced averages 29.7% copper, 5.6 g/t gold, and 71 g/t silver (weighted average from 2010 to 2012).

The concentrator flowsheet comprises a close-circuit crushing plant (Figure 38) including a primary jaw crusher (48in x 60in), a secondary cone crusher (Symons 7ft standard), and two tertiary cone crushers (Symons 7ft short head).

The grinding plant (Figure 39) has three ball mills (one 9ft x 9ft, and two 10.5ft x 13ft) operating in parallel and in direct closed-circuit with hydro-cyclone classification.

The flotation plant (Figure 40) uses conventional multi-stage, mechanical, self-aspired and forced-air flotation cells (1,500, 300, and 100 cubic feet), regrind milling, and column cells for the final concentrate cleaning stage. Final concentrate is thickened and filtered using a 30 cubic metres ceramic disc filter.Final flotation tailings from the PAC plant are pumped to the main Candelaria tailings storage facility.

Figure 38: Ojos del Salado Flowsheet — Crushing Plant

Source: Minera Ojos del Salado

Figure 39: Ojos del Salado Flowsheet — Grinding Plant

Source: Minera Ojos del Salado

FLOTACIÓN

Etapa Rougher
5 celdas Wemco
1500 [pies³] c/u
500 [HP]
Etapa Cleaner
1 celda columnar
8' x 40'
1500 [pies²]
Etapa Scavenger 6 celdas
Wemco
300 [pies³] c/u
180 [HP]
Relave Final
Remolienda 2 Molinos 6' x 5'
12 celdas Agitair
100 [pies³] c/u
150 [HP]
Concentrado Final

Figure 40: Ojos del Salado Flowsheet — Flotation Plant

Source: Minera Ojos del Salado

16.3                        Candelaria Tailings Storage Facility

The current Candelaria tailings storage facility, located to the north west of the open pit (Figure 22), receives the flotation tails from the Candelaria and Ojos del Salado processing plants. The Candelaria flotation tails are thickened and then pumped up to the tailings storage facility at an average solids concentration of 50.1%. The Ojos del Salado flotation tails are pumped unthickened at an average solids concentration of 35.3%. The remaining storage capacity is estimated at 43 million cubic metres. This is sufficient to receive tailings until the end of 2017, at the current production throughput, when the dam reaches its permitted height of 800 m.a.s.l.

The current tailings storage facility has five embankment dams, three of them (Main dam, North dam, and South dam) are built with mine waste material. The other two dams (Caledonia and Decidida) are built from borrow material. The dams have a filter system comprised of varying combinations of granular material, geotextile and/or HDPE liner on the upstream slope. The downstream slopes inclinations is 1.6(H):1.0(V) and the upstream slope is 1.8(H):1.0(V), except for the Decidida dam where both slopes are 1.8(H):1.0(V) inclination. To facilitate construction, the upstream slope uses benches and slightly steeper interbench slopes resulting in a net 1.8:1(H):1.0(V). All dam construction is currently done using the downstream method.

The current closure plan for the dam includes a granular material cover with channels to drive rainwater from ravines towards a spillway located at the south west end of the South dam. The channels will have a triangular section excavated in tailings and will be covered with a geomembrane, a geotextile and rockfill.

16.4                        Proposed Los Diques Tailings Facility

A new tailings management facility, Los Diques, to the west of the open pit and plant sites (see Figure 2 and Figure 4), is proposed to replace the existing tailings facility when it reaches completion. The site has a total available tailings capacity of 600 million tonnes, to a final crest elevation of 873 metres above sea level., which is more than that required by the current mine life. The Los Diques tailings management facilities was a key part of the “Candelaria 2030 - Project Operational Continuity” EIA that was submitted to the environmental authorities in September 2013 and is currently under review. Refer to Section 19 for further details about the Candelaria 2030 approval process.

The proposed Los Diques tailings storage facility requires relocating the power lines, two segments of the C-397 road. A a new water pipeline, parallel to the current one is included in the permit application, but is not included in the project plan or required for Los Diques operations. The new tailings facility is designed with three embankments, all of them built from mine waste material, with transition and filter. The main embankment includes underdrains. The design includes a geomembrane on the upstream slope and a grout curtain for the north and south embankments only. Furthermore, a slurry trench and drain wall are also proposed with wells to collect seepage water for recirculation to the processing plant. The proposed Los Diques closure plan includes a cover and a spillway on the north embankment that directs water to a drainage canal located on the west boundary of the embankment. Collected water would be stored in the pit.

To mitigate against risk that the permitting and construction of Los Diques is not completed before the filling of the existing tailings facility, Minera Candelaria is considering two options:

•                  Reducing the freeboard of the existing dam from 5.0 to 1.5 metres will provide another 13 to 15 months of capacity. This freeboard reduction was included in the Addendum responses by the company to the Candelaria 2030 application; and/or

•                  Raising the existing tailings storage facility by additional 4.0 metres to achieve a crest height of 804 metres above sea level, which would provide another 12 to 14 months of capacity and would be subject to further permitting.

17                                  Project Infrastructure

This section provides a summary of the major infrastructure of Minera Candelaria and Minera Ojos del Salado. This section is compiled from information collected during the site visit when all major infrastructure was visited by SRK.

17.1                        Minera Candelaria

The Minera Candelaria infrastructure includes:

•                  The Candelaria open pit mine with a capacity of approximately 270,000 tonnes of rock per day;

•                  Surface waste dumps located to the north and southwest of the Candelaria open pit;

•                  The Candelaria processing plant with a capacity of 75,000 tonnes per day;

•                  The Candelaria Norte underground mine with an ore capacity of 6,000 tonnes per day and access from a portal located within the Candelaria open pit;

•                  The Candelaria tailings facility located northwest of the Candelaria open pit;

•                  Ancillary mine services and administrative buildings and road accesses;

•                  The offsite Punta Padrones port located at Caldera with a 45,000 wet metric tonne designed storage capacity and 1,200 wet metric tonnes per hour loading capacity;

•                  A desalination plant adjacent to the port facility commissioned in January 2013 with a capacity of 500 litres per second and related aqueduct to connect to the Bodega pump station (80 kilometres); and

•                  A pipeline from the Bodega pump station to the Candelaria plant site (40 kilometres).

The Minera Ojos del Salado infrastructure includes:

•                  The Alcaparrosa underground mine with an ore capacity of 4,000 tonnes per day and access by a portal;

•                  The Santos underground mine with an ore capacity of 3,800 tonnes per day and access by a separate portal;

•                  The PAC processing plant with a capacity of 3,800 tonnes per day; and

•                  Ancillary surface service buildings and road accesses.

The major infrastructure is shown in Figure 4.

17.2                        Power Supply

Power supply for the Minera Candelaria and Ojos del Salado mines, as well as the port and desalination facilities, is supplied under a contract with GENER (AES Gener S.A.) since July 2012. The contract is in place for 10 years. The contract has a number of maximum and minimum power supply limits with a maximum capacity of ~135MW and under all foreseen future operating circumstance these are likely to be met. Typical combined maximum demands for the mines, port and desalination plant are approximately 110MW.

Both companies are listed in GENER’s list of customers for the year 2013 consuming 749 GWh and 61 GWh, respectively.

The combined consumption of both companies totals 810 GWh per year representing the third largest contract in terms of consumption for the utility company. Reported power costs in 2013 were US$0.12/kWhr.

17.3                        Punta Padrones Port Facilities

Minera Candelaria infrastructure includes the Punta Padrones port facilities located at Caldera on the Pacific Ocean seaboard (Figure 1 and Figure 3). It has been in operation since 1995. The facility comprises a covered concentrate warehouse with a capacity of 45,000 wet metric tonnes and a telescopic ship loader that has a capacity of 1,000 wet metric tonnes per hour. The facility is equipped with dust collection systems and all concentrate truck discharge and warehouse loader activities take place inside covered buildings. The telescopic ship loader is PLC controlled and conveyor discharge to the ship hold is via an “elephant’s trunk”.

The port is able to accommodate ships of up to 58,000 metric tonnes with drafts of up to 12.4 metres. Typically, three vessels are loaded per month. The total capacity of the port is approximately 3.5 million wet metric tonnes per annum. The maximum annual concentrate production over the remaining life of mine is approximately 600,000 wet metric tonnes per annum. Overall utilization of the port is therefore low and the excess capacity is potentially available for cost savings and sharing with other concentrate exporters.

17.4                        Fresh Water Supply

Historically, Minera Candelaria and Minera Ojos del Salado sourced fresh water from deep wells in the nearby Copiapó aquifer (see Table 28) for which the mines held and continue to hold water rights. During the 2000s, water levels in many of these wells dropped significantly and some became exhausted.

Following an extensive examination of alternative water supplies, including more distant ground water wells, Minera Candelaria opted to construct a desalination plant at the Punta Padrones port site and pump the water 110 kilometres to the mine site via a dedicated pipeline and booster pump station. The desalination plant was originally designed at 300 litres per second and was later expanded to 500 litres per second.

The desalination plant itself consists of three, nominal 150 litres per second lines comprising pre-filtration, ultra-filtration, micro-filtration ahead of conventional reverse osmosis. The reverse osmosis plant includes 468 pressure vessels with 3,276 membranes operating at a pressure exceeding 1,000 psi. The desalination plant was commissioned in early 2013 and has since reached nameplate capacity. In November 2013, extraction from groundwater sources in the Copiapó aquifer was stopped with exception of water for potable supply and emergencies.

In addition to the desalination plant (Figure 41), the mines also source water from Agua Chanar, a private company that treats the sewage water from Copiapó and Tierra Amarilla. The Agua Chanar water is supplied under a 10-year contract to mid-2020 to Minera Candelaria and Compañía Minera del Pacifico (CMP), who operates the magnetite recovery from the tailings plant. The agreement established with Aguas Chañar requires that they supply a minimum of 175 litres per second with 70% of the water supplied to Minera Candelaria and 30% to CMP.

Table 28: Candelaria Fresh Water Supply Wells (as of September 14, 2010)

Water Well ID	Year Drilled	Water Rights l/s	Comments
Alcaparrosa
2A	1989	0	retired in 2005
3	1989	75	moving 75 l/s to well 16
4	1989	0	retired in 2005
5	1989	0	retired in 2005
6	1989	0	retired in 2006
8	2002	100	started in 2002
12	2005	110	started in 2005
14	2006	100	started in 2008
Palermo
2	Prior 1989	50	rehabilitated 2010
4	1991	0	retired in 2005
9	2002	115	started in 2007
13	2005	70	moving 30 l/s to well 16, started 2007
Paipote
10	2003	100	started in 2006
11	2004	130	started in 2006
15	2007	115	started in 2008
16	2009	105	water permit in progress
Total Water Rights		1,070

Figure 41: Desalination Plant Location and Pipeline to Candelaria Site

Source: Minera Candelaria

18                                  Market Studies and Contracts

Minera Candelaria and Minera Ojos del Salado have been selling copper sulphide concentrates to customers worldwide according to established contracts. Market studies are therefore not relevant to the purpose of this technical report. This section summarizes the key contracts regarding Minera Candelaria and Minera Ojos del Salado.

The quality of both the Candelaria and Ojos de Salado copper concentrates are excellent. The qualities are clean and have very low content of critical elements such as lead (Pb), arsenic (As), antimony (Sb), bismuth (Bi) and mercury (Hg). The range of the zinc (Zn) content in the Candelaria copper concentrates is very wide (0.1% to 3.75%) and may result in modest penalties from some certain copper smelters.

Both copper concentrates have significant by-product credits of gold and silver. Technically, the copper concentrates have no limitations and can be treated at all copper smelters worldwide.

The Candelaria concentrate is currently sold under four long term contracts. Three of these expire in 2016 while the fourth, for 30,000 — 50,000 tonnes per year, runs until 2018. All contracts are based on standard copper smelter benchmark treatment terms. The concentrate is shipped from the Punta Padrones port facility to destinations in Europe, China, Japan, Korea, India, and Brazil.

The Ojos de Salado copper concentrates are currently sold under two long term contracts; one for domestic delivery in Chile and one for delivery to Japan. The contracts run to 2017 and 2015, respectively, and both are based on standard benchmark terms.

The sales contracts for both products are a mix of “block” and “brick” contracts. Under a “block” contract, 100% of the terms are based on the current year’s benchmark, while under a “brick”, contract the terms for each year are being based on 50% at the prior year’s benchmark and 50% at the current year’s benchmark.

Minera Candelaria and Minera Ojos del Salado, together with other Freeport affiliates, have entered into five Contracts of Affreightments (COA) with five different shipping companies. These COAs are valid for five years (2013 to 2017), with an option for one additional year, 2018, and cover all the present sales destinations.

As other Freeport affiliates are parties to the COAs, it is expected that new COAs will be entered into by Minera Candelaria and Minera Ojos del Salado after the transaction referred to in Section 1 is completed.

In addition to copper concentrate sales, Minera Candelaria has an agreement with Compania Minera del Pacifico S.A. (CMP) to process Candelaria’s flotation tailings to produce a magnetite concentrate and this produces an additional source of by-product revenue.

19                                  Environmental Studies, Permitting, and Social or Community Impact

This section documents a review of the environmental and social aspects of the Candelaria and Ojos del Salado operations. The information in this section was compiled from information collected during a site visit carried out between June 16 to 18, 2014 and made available in an electronic dataroom by Freeport.

19.1                        Environmental Studies and Background Information

The Candelaria and Ojos del Salado operations are located in the vicinity of Tierra Amarilla town and near an agriculture area of the Copiapó valley. In this region mining activities coexist with residential and agricultural uses making the region particularly sensitive.

The Copiapó valley is characterized by a normal desert climate, with extreme aridity, lack of humidity, very dry air, a wide range of day and night temperatures, and with rainfall of approximately 17 millimetres per year.

The mining operations are located in the lower portion of a sub-basin of the Copiapó River, namely the Los Diques and El Buitre sub-basins. Both basins have an east-west orientation, draining their waters towards the Copiapó River.

Minera Candelaria officially began operations on March 9, 1995. The original project was submitted to a voluntary process of environmental assessment, and was approved by ORD. N ° 817 of June 9, 1992.

Over the years of operation, Minera Candelaria has been through a series of environmental assessment processes to complement and update the operation. These projects were submitted through environmental impact studies and also through environmental impact declarations. Currently, the “Candelaria 2030 - Project Operational Continuity”, is under evaluation through the Chilean environmental impact assessment system.

At Minera Ojos del Salado, the Alcaparrosa mine obtained environmental approval in 1996, with subsequent amendments. The Santos mine and the PAC plant began operating before 1994 and at a time Chile did not have environmental laws in place.

19.2                        Permitting

19.2.1              Minera Candelaria

Since 1992, when the Candelaria project got its original environmental permit, several modifications have been made. Currently, the majority of the facilities are approved on the basis of a life of mine plan until 2017.

Environmental Permitting Status

The main active environmental permits are presented in the Table 29.

Table 29: Minera Candelaria Environmental Permits

Project	Legal Reference*
Candelaria Project Phase I	N° 817/1992
Port Facilities Punta Padrones	N° 001/1994
Candelaria Project Phase II	N°1/1997
Reception and storage of tailings from Compañía Minera Ojos del Salado	N° 044/1977
Auxiliary fuel tank Candelaria mine	N° 006/1998
Mixing plan of diesel and used oil	N°104/1998
Copper concentrate transport to new destinations	N° 26/2000
Exploration ramp Candelaria Norte	N° 084/2001
Candelaria Norte underground project	N° 094/2003
Modification of the feeding system of tailing dam	N° 116/2005
Reception and processing mineral from Alcaparrosa mine	N° 012/2005
Exploration ramp Candelaria Sur	N° 04/2005
Candelaria Norte underground mine expansion	N° 175/2007
Optimization pebbles circuit	N° 106/2007
Water pipeline Chamonate - Candelaria	N° 273/2008
Candelaria desalt plant	N° 129/2011
Growth of height La Candelaria tailing dam wall	N° 74/2012

*                 Environmental Approval Resolution (RCA)

In addition, there are mining associated activities that require permits that are not covered by environmental regulations, or that include some technical aspects that necessitate other permit types. These additional permits can be required both for construction and operational phases and they require submittals to various public agencies (potentially more than 10 agencies).

Minera Candelaria currently has all applicable permits in place and through its environmental management system keeps a detailed record of the status of each permit and the compliance status. Through the years of operation at Candelaria approximately 850 specific permits have been obtained.

Status of Candelaria 2030 Project

Minera Candelaria plans to extend the life of its operation until 2028 and has the Mineral Reserves and life of mine plans defined to achieve this objective. In September 2013, an environmental impact assessment (EIA) in support of the “Candelaria 2030 — Project Operational Continuity” (Candelaria 2030) was submitted to the Chilean environmental impact assessment system and it is currently under evaluation.

In Chile, the evaluation of an EIA legally takes 180 business days to complete, but the review period usually is extended depending on the project’s complexity and/or sensitivity. The key steps of the review process are as follows.

Presentation of EIA to the Evaluation Commission:

•                  Within 30 business days, the public agencies involved in the evaluation, must give their statements and may request clarifications, amendments, or additions;

•                  The pronouncements of the public agencies are consolidated by the Environmental Agency Service (SEA), by issuing a Consolidated Report of Request for Clarifications, Corrections and Additions (ICSARA). This report is issued within 30 days of the term of the previous point, and includes the observations of the community;

•                  An early termination of the evaluation process may be given by resolution. This resolution will only be issued within the first 40 days of submission of the EIA;

•                  The ICSARA is provided to the holder, with a deadline to respond, which can be extended twice. During the time allowed for responses, the 180 day legal time frame is suspended. Once the answers are delivered, the assessment deadlines are reactivated;

•                  To respond to the ICSARA, the holder must submit a document called an Addendum;

•                  The public agencies have 15 days to report on the Addendum;

•                  If there are requests for clarification and additional amendments or additions, including observations of the community, the SEA issues a Supplementary Report of Request for Clarifications, Corrections or Expansions (Supplementary ICSARA). This report is issued within 15 days of the date indicated in the previous point;

•                  The Supplementary ICSARA is provided to the holder, and given a deadline to respond, which can be extended twice. During the time allowed for responses, the legal time frame is again suspended. Once the answers are delivered, the assessment deadlines are reactivated;

•                  To answer the Supplementary ICSARA, the holder must submit a document called Supplementary Addendum;

•                  Public agencies have 15 days to respond to the Supplementary Addendum. Only in justified cases can further clarification, amendments, or additions may be requested;

•                  The SEA prepares the Consolidated Report of Evaluation (ICE), which contains the main background of the study, and the recommendation for approval or rejection of the project. In case of approval, the ICE establishes the conditions or specific requirements that the owner must follow to execute the project; and

•                  The ICE is published on the website of the SEA at least five days before the meeting of the Evaluation Commission, and is sent to the public agencies involved for their approval.

For the Candelaria 2030 project, 382 calendar days (105 business days) have passed since the filing of the EIA for the proposed project. The first ICSARA was received to which the company responded with its first Addendum submitted on May 14, 2014. On July 1, 2014, the second ICSARA was received by Minera Candelaria, which should be answered by the company with a Supplemental Addendum. The company has up to 60 business days to respond to the queries, a period that can be extended twice.

The second ICSARA contains 214 queries. Minera Candelaria submitted the Supplemental Addendum in response to the second ICSARA on October 1, 2014 in compliance with the deadline (60 business days). Assuming no further consultation occurs, an Environmental Qualification Resolution (RCA) is anticipated by December 2014, although a third round of ICSARA requests is permitted. If a third round of questions is received, Minera Candelaria expects the approval in March 2015.

The proposed Candelaria 2030 project includes a number of changes to the current project. The most important one is the new Los Diques tailings facility. The current status of the approved operations to 2017, and the changes that would extend the life of the project to 2030 are summarized in Table 30.

The proposed Candelaria 2030 project has set in place a program for the preparation and processing of several others sectorial permits for the project. This process identified that 158 permits will be required.

Table 30: Current and Future Status of Candelaria Project

Area	Facility	Approved	In Process of Approval through EIA

Mine	Underground and Open Pit Mine	Extraction rate: approx. 320,000 tpd Area: 411 hectares LOM: 2017	Extraction rate: approx. 320,000 tpd Additional area: 9,5 hectares LOM: 2030
	Waste Dump	North Capacity: 1,660 million tonnes Area: 498 hectares Elevation: 840 m.a.s.l LOM: 2017	North Capacity: increase of 610 million tonnes Additional area: 232 hectares Elevation: 880 m.a.s.l LOM: 2030
		Nantoco Capacity: 315 million tonnes Area: 214 hectares Elevation: 800 m.a.s.l	Nantoco Capacity: increase of 140 million tonnes Additional area: 115 hectares Elevation: 940 m.a.s.l
		LOM: 2017	LOM: 2030
		Sur Auxiliar 1 Capacity: 43 million tonnes Area: 57 hectares Elevation: 800 m.a.s.l LOM: 2017	Sur Auxiliar 1 Without modifications
		Sur Auxiliar 2 Capacity: 57 million tonnes Area: 42 hectares Elevation: 696 m.a.s.l LOM: 2017	Sur Auxiliar 2 Without modifications

Plant	Process Plant	Crushing Plant Capacity: 65,899 tpd (72,500 tpd real optimized up to date) Equipment: Primary Crusher and Pebbles LOM: 2017	Crushing Plant Capacity: 90,000 tpd, with average of 75,500 tpd Equipment: without modifications LOM: 2030

Plant	Process Plant	Concentrator Plant: Grinding and Flotation Equipment and facilities: SAG mill, ball mills, hydrocyclones and flotation cells LOM: 2017	Concentrator Plant: Grinding and Flotation Without modifications LOM: 2030

		Filtering, Thickened and Concentrate Storage Facilities Production of Cu concentrate: 1,730 tpd Equipment and facilities: Thickener, filter plant, storage area LOM: 2017	Filtering, Thickened and Concentrate Storage Facilities Production of Cu concentrate: without modifications Equipment and facilities without modifications LOM: 2030

	Tailing Dams	Candelaria Deposit Capacity: 281,7 million m3 Area: 465 hectares Wall elevation: 800 m.a.s.l. LOM: 2017	Candelaria Deposit Capacity: without modification Area: without modification Wall elevation: without modification LOM: aprox. 2017 (transition phase until Los Diques is in operation)
Los Diques Deposit Capacity: 600 million tones Area: 690 hectares Wall elevation: 873 m.a.s.l LOM: at least 2030

Table 30: Continued

Plant	Buildings, Auxiliary Facilities, Roads

•             Water supply form wells in case of emergency and maintenances

•             Fuel and oils storage

•             Magazine

•             Truckshop

•             Offices and service buildings

•             Warehouses and material yards

•             Osmosis Plant

•             Sewage Treatment Plant

•             Power lines

LOM: 2017

Same facilities, with the incorporation of the following: • Partial relocation of 4 power lines • Partial relocation road C-397 (two sections of 7,2 km) LOM: 2030

Linear Facilities	Water Supply and Distribution	Water Pipeline Port - Bodega Area Capacity: 500 l/s Length: 80 km LOM: 2017	Water Pipeline Port - Bodega Area Without modifications LOM: 2030
Water Pipeline Bodega Area - Candelaria Capacity: 500 l/s Length: 30 km LOM: 2017

Water Pipeline Bodega Area - Candelaria

A new water pipeline of 500 l/s is added, parallel to the existent one, with the same characteristics.

Addition of two pump stations, to increase pumping capacity

LOM: 2030

		Water Supply “Aguas Chañar” — Bodega Area Supply: 175 l/s	Water Supply “Aguas Chañar” — Bodega Area Without modifications LOM: 2030
		Wells Water Supply for the Process: For the process the water from well is only used in case of emergencies and maintenances.	Wells Water Supply for the Process: Without modifications LOM: 2030
		Potable Water Supply: From wells and Osmosis Plant, with a production of 2.5 l/s. LOM: 2017	Potable Water Supply: The supply will be through the connection to the public distribution system. Existent facilities will be maintained for emergency or maintenance. LOM: 2030

	Power Supply and Distribution	Power Line of 220 kV from Cardones Substation to the Mine Area Power line of 110 Kv from Cadones Substation to Port area, including distribution line of 23 Kv to the Bodega area. LOM: 2017	Power Line of 220 kV Cardones Substation - mine area: modification in the mine area The others without modifications LOM: 2017

Port	Unloading, Storage and Shipping Facilities	Storage Capacity: 60,000 tonnes Equipment and facilities: reception, trucks discharge, concentrate storage, pier LOM: 2023	Without modifications LOM: 2030

	Desalination Plant	Production Capacity: 500 l/s Equipment and facilities: sea water caption system, pre-treatment, reverse osmosis, water discharge, desalt water drive system LOM: 2017	Without modification LOM: 2030

19.2.2              Ojos del Salado Operation

Minera Ojos del Salado comprises of the Santos underground mine, the Alcaparrosa underground mine, the PAC processing plant and a tailings pipeline.

The PAC processing plant and Santos mine operate according to the former Chilean environmental regulations. They do not have an environmental permit and these facilities have not been changed sufficiently to require a new environmental permit under the current environmental regulations.

The Alcaparrosa mine received its original environmental approval in 1996 with subsequent amendments in 1999 and 2005.

The PAC processing plant receives ore from the Santos mine, and the tailings are deposited in the Candelaria tailings facility. This situation is approved by resolution granted to Minera Candelaria (RCA No. 004/1997).

Ore from the Alcaparrosa mine is shipped to the Candelaria processing plant as approved by resolution granted to Minera Candelaria (RCA No. 012/2005).

Minera Ojos del Salado, which has been active since 1929, includes a number of old tailings management facilities and smelter slag piles from the old Edwards smelter. These closed facilities were capped or removed and extensively rehabilitated by Minera Ojos del Salado during the 2000s.

The environmental permits obtained directly by Minera Ojos del Salado for its facilities are summarized in Table 31.

Minera Ojos del Salado operates with all applicable permits in place and through its environmental management system keeps a detailed record of each permit and their compliance status. Throughout its life, Minera Ojos del Salado has had to arrange for about 150 specific permits.

Table 31: Summary of Minera Ojos del Salado Environmental Permits

Project /Facility	Description	Approval Reference*
Alcaparrosa Project	Without information	N° 2/1996
Modification to Alcaparrosa Project	Process in Aguirre Cerda plant 725,000 ton/year between 1998-2006 913,000 – 1,450,000 ton/year between 2007-2008 570,000 ton/year in 2010	N° 6/1999
Cerro Negro Mine Exploration	12 drillings	N° 002/ 2000
Modification II Alcaparrosa Project	Transport of 4,000 tpd, to Candelaria plant (new road)	N° 003/2005
Tortolitas Mine Exploration	10 drillings	N°089/2005
Slag Removal/Tunnel Remediation of Edwards Smelter	Environmental management and closure of two abandoned facilities (slag deposit and tunnel) from old Edwards Smelter.	N° 118/2005
Environmental Improvement Six Tailing Dams	Environmental remediation of six old abandoned tailings.	N° 228/ 2007
Mineral Transportation between Santos Mine and Alcaparrosa Mine	Transportation of approx. 1,400 tpd o mineral from Santos to Alcaparrosa	N°204/2008

*        Environmental Approval Resolution (RCA)

19.3                        Environmental Management

This section presents a review of the general environmental management of the operations and the most relevant issues.

19.3.1              General

The environmental management system of Minera Candelaria and Minera Ojos del Salado are certified under ISO 14001 and OSHAS 18001 standards. Accordingly, both operations have put in place comprehensive environmental procedures and monitoring of compliance to environmental legislation and environmental commitments. Internal and independent environmental audits are part of the standard procedures. In Chile, there is no legal requirement to comply with international standards (IFC, Equator Principle, ICMM), notwithstanding that, Minera Candelaria and Minera Ojos del Salado adhere to the principles of the ICMM:

•                  Implement and maintain ethical business practices and sound systems of corporate governance;

•                  Integrate sustainable development considerations within the corporate decision-making process;

•                  Uphold fundamental human rights and respect cultures, customs, and values in dealings with employees and others who are affected by the companies’ activities;

•                  Implement risk management strategies based on valid data and sound science;

•                  Seek continual improvement of the companies’ health and safety performance;

•                  Seek continual improvement of the companies’ environmental performance;

•                  Contribute to conservation of biodiversity and integrated approaches to land use planning;

•                  Facilitate and encourage responsible product design, use, re-use, recycling, and disposal of the companies’ products;

•                  Contribute to the social, economic, and institutional development of the communities in which the companies operate; and

•                  Implement effective and transparent engagement, communication, and independently verified reporting arrangements with the companies’ stakeholders.

19.3.2              Specific Environmental Management

The key environmental management issues faced by Minera Candelaria and Minera Ojos del Salado are related to the specific sensitivities of the region:

Water supply

The operations are located in the Copiapó River Basin, which currently has significant shortages of groundwater resources and where aquifer levels have decreased due to water extraction for mining and agriculture purposes in the area over recent years.

In this context, Minera Candelaria and Minera Ojos del Salado have in place a plan of water resource optimization in their operations. Additionally and most importantly, the operations have recently eliminated ground water sources for process water and the main source of water is now desalinated seawater and water from the Aguas Chañar sewage treatment plant. Water from ground water wells remains available in case of emergencies and maintenance and for the supply of potable water.

Water quality

Water quality management and control of potential leaks from the mining facilities is an important issue in the environmental management of the operations.

The Candelaria tailings facility and the proposed new Los Diques tailings facility have been designed to minimize water losses and maximize water reuse in the processing plant.

For the future Los Diques tailings facility, hydrogeological studies indicate that seepage flows are low and will flow towards the current open pit mine, acting as a sink. Preferential infiltration flows occur toward the pit, at depths greater than 500 metres below the surface, deeper than the depth of the Copiapó aquifer in the area, which is located at a depth between 40 and 120 metres.

The project is located in a dry arid region. Geochemical studies completed to date indicate a low risk for acid rock drainage.

Despite the above, during the environmental assessment process of the proposed Candelaria 2030 project, the authorities have raised queries about the potential seepage from the tailings deposits and potential impacts on Copiapó River Basin.

Air quality

Minera Candelaria and Minera Ojos del Salado operate close to populated areas where agriculture is a significant land use along with a number of other mining operations. Air quality is a relevant environmental issue. In their comments to the EIA, the authorities pointed out that the area is technically saturated for breathable particulate matter (PM 10 and PM 2.5) although there is no official statement about this. In this context, Minera Candelaria and Minera Ojos del Salado ultilize a series of measures to control dust emissions, including a road wetting plan, nebulizers on stockpiles, crusher dust collectors, and internal monitoring of emission control. Dust emissions have also been a major topic of discussion in the proposed Candelaria 2030 environmental approval process.

Monitoring Program

Since 1993 a monitoring program has been in place to identify any changes or modifications with respect to the environmental baseline data. The results are periodically sent to the responsible government authorities. The monitoring program includes groundwater quality and levels, dust, noise and vibration, and marine parameters, among others. A summary of the current monitoring program is provided in Table 32. In addition, for the proposed Candelaria 2030 project, new monitoring points were added (monitoring water quality in 7 wells in the area of the proposed Los Diques tailing facility, monitor PM 2,5 in Tierra Amarilla and Caldera and monitoring noise at 4 monitoring points in Copiapó).

Table 32: Environmental Monitoring Program

Item	Parameter	Frequency	Area
Air Quality / Meteorology	PM 10 (particular matter less than 10 microns)	Each three days	Tierra Amarilla Caldera
	Settleable dust (TDS) and Fe, Cu; As and SiO2 composition	Monthly	Candelaria Mine Caldera Nantoco
	Wind velocity and direction	Continuous	Candelaria Mine Caldera
	Evaporation from tailing dam (l/s)	Continuous	Mine
Noise and Vibrations	NPS	Annual	Tierra Amarilla Caldera
	Vertical acceleration	Annual	Tierra Amarilla
Water	Phreatic levels	Monthly	Tierra Amarilla
	Underground water quality	Biannual and annual, depending on parameter	Tierra Amarilla (Aquifer 4 area)
	Recirculated water quality	Biannual and annual	Mine
	Drinking water quality	Monthly	Port
	Fresh water consumption, water from Sewage plants, desalt water and recirculated water (m3)	Monthly	Mine
Marine Area Desalination Plant	Oceanographic parameters in sea water column	Biannual	Caldera
Metals in sediments
Seawater communities
Plankton communities
Fish fauna
Water quality in brine discharge
Marine Area Punta Padrones Port	Metals in sediments	Depending on production of desalt water	Caldera
	Metals, temperature, salinity, dissolve oxygen in sea water	Biannual
Seawater communities
Copiapó Wetland	Physical, biological, hydro biological characteristics	Biannual	Copiapó River mouth

19.4                        Closure

Mine closure in Chile has been recently regulated by Law 20.551/2011, and Supreme Decree N°41/2012. Both legal bodies regulate mine closure for mine sites and installations.

Law No. 20.551 regulates the closure of mining works. It establishes that mining projects must submit for approval of the Mining Authority (SERNAGEOMIN) a mining closure plan prepared in accordance with the corresponding Environmental Approval Resolution (RCA).

The objective of this plan is to integrate all measures and actions required to mitigate the effects caused by the mining activities, according to environmental regulation. The closure plan has to be approved by SERNAGEOMIN before starting the exploration or exploitation of mining activities or the operation of processing facilities. Additionally, mining projects with an extraction capacity over 10,000 tonnes per month must provide a financial guarantee of compliance with closure obligations, the amount of which will be determined based on the periodic estimation of the closure plan implementation and management costs.

The law establishes that mine closure plans are part of the life cycle of mine facilities and, thus, should be implemented gradually during the various stages of the mining operation so that at the end of the mine life, the closure measures have been fully implemented in a way that complies with the law. The regulation has divided the implementation into two scenarios: implementation for new operations and implementation for existing operations.

For new mining operations, closure plans should be submitted at the start of the project and must be updated continuously (at least once every five years) until the end of operations.

For existing operations, the regulation provides time for completing a re-evaluation of the mine closure plans that were prepared under the previous mine safety act and to begin preparing the financial mechanisms that will constitute the guarantee. The complete re-evaluation must be submitted to the SERNAGEOMIN no later than November 11, 2014, and the guarantee must be in place 6 months and 1 day from that date.

In relation to the Chilean closure legislation, the status of the Minera Candelaria closure plan is:

•                  The closure plan was approved by the SERNAGEOMIN through Resolution No. 291 of 2009. Additionally, an internal updated closure plan including the desalination plant is available;

•                  An allowance of US$40.5 million for mine closure has been made by Minera Candelaria: and

•                  Currently, Minera Candelaria is developing an updated closure plan. This plan must be submitted to the authority in November 2014.

The status for the Minera Ojos del Salado closure plan is:

•                  The updated closure plan including closure cost estimates was approved by SERNAGEOMIN on May 16, 2014;

•                  An allowance of US$10.4 million has been made for mine closure, and;

•                  The legacy abandoned facilities (old tailings and slag deposit) have already been closed and remediated.

19.5                        Social and Communities

Minera Candelaria and Minera Ojos del Salado are located at a short distance from the village of Tierra Amarilla. The proximity of Tierra Amarilla to the mine’s major facilities (open pit mine, waste dumps, plant, tailings, roads, etc.), results in potential impacts from noise, dust, visual intrusion, blasting and vehicular traffic. The town of Caldera is close to the port area and potential impacts are primarily associated with the transport of concentrate.

Other smaller towns, among which there are indigenous communities (Collas), are related to the project by the linear paths (for power lines, water pipelines) and concentrate transportation.

Given the proximity of the mine facilities to Tierra Amarilla town and the negative perception of some local authorities and members of the community to mining, this community is a priority for the community relation program operated by the mines. In this context, Minera Candelaria and Minera Ojos del Salado have developed comprehensive social programs, including construction of a community office in Tierra Amarilla; infrastructure and small business development programs; employment programs with Minera Candelaria and Minera Ojos del Salado; housing projects; drug prevention centre; and school, sporting, and educational programs.

20                                  Capital and Operating Costs

20.1                        Operating Costs

The 2013 actual operating costs and those forecast for the next 5 years at the Candelaria and Ojos del Salado operations are shown in Table 33.

Table 33: Actual and Forecast Operating Costs

		Unit	2013	2014	2015	2016	2017	2018
Candelaria	Mining Cost — OP	US$/t mined	3.0	3.0	3.0	2.5	2.9	2.8
	Mining Cost — UG	US$/t mined	28.0	25.6	25.9	—	—	—
	Processing Cost	US$/t milled	8.7	9.0	9.0	8.3	8.2	8.9
	G&A Cost	US$/t milled	3.4	3.2	3.0	2.6	2.8	2.9
	Total Unit Cost	US$/t milled	25.0	24.9	24.5	21.3	21.5	22.8
Ojos del Salado	Mining Cost — UG	US$/t mined	25.1	22.2	19.0	18.3	19.3	—
	Processing Cost	US$/t milled	11.6	11.8	11.8	13.8	17.4	—
	G&A Cost	US$/t milled	3.5	2.5	2.6	1.8	1.8	—
	Total Unit Cost	US$/t milled	40.6	38.0	34.7	34.7	38.8	—

Total Candelaria unit costs are expected to fall in 2016 as a result of an increase in production in the open pit with consequent dilution of fixed costs and the currently forecast completion of higher cost underground mining at Candelaria Norte. At the Ojos del Salado operations, unit operating costs are forecast to drop as the higher cost Alcaparrosa mine is completed and lower contractor costs are anticipated as Santos mine nears completion.

The following sections present a breakdown of both the mining, processing, and general and administrative operating costs.

20.1.1              Mining Operating Costs

Table 34 presents a breakdown of the forecast Candelaria open pit mining costs.

Table 34: Forecast of Candelaria Open Pit Mining Costs

Mining Costs – Open Pit	Unit	2014	2015	2016	2017	2018
Unit Cost
Labour	US$/t mined	0.5	0.5	0.4	0.6	0.5
Contractors	US$/t mined	0.5	0.4	0.4	0.4	0.4
Supplies	US$/t mined	1.2	1.2	1.0	1.1	1.1
Energy	US$/t mined	0.8	0.9	0.7	0.8	0.8
Other	US$/t mined	0.0	0.0	0.0	0.0	0.0
Total Unit Cost	US$/t mined	3.0	3.0	2.5	2.9	2.8
Total Cost
Labour	US$million	39.8	41.8	44.1	58.4	45.6
Contractors	US$million	38.4	37.3	37.8	37.4	39.3
Supplies	US$million	94.4	100.1	104.0	104.7	110.1
Energy	US$million	67.8	72.6	73.7	76.3	77.2
Other	US$million	1.0	1.0	1.8	2.5	2.5
Total Cost	US$million	241.4	252.9	261.4	279.3	274.7

The average open pit mining cost over the next 5 years is forecast to be US$2.80 per tonne of material moved, with annual fluctuations as result of changing haul depths and lengths associated with the various mining phases as well as changes in the quantity of material mined. This is especially the case in 2016, when a significant increase in tonnage has the effect of diluting fixed costs and reducing the cost per tonne, despite the increase in overall costs. The biggest elements of the open pit mining cost comprise supplies (explosives, drill tools, tires, maintenance supplies, etc.) with approximately 40% and energy (diesel fuel and electricity) at 28%. The total costs presented in Table 32 include the costs for both ore production and waste stripping with the waste stripping being particularly high over the next 5 years.

The forecast operating costs of the Candelaria underground mine operations, Candelaria Norte, are presented in Table 35.

Table 35: Forecast of Operating Cost for Candelaria Underground Operations

Mining Costs – Undergound	Unit	2014	2015	2016	2017	2018
Unit Cost
Labour	US$/t	0.7	0.9	—	—	—
Contractors	US$/t	24.0	23.9	—	—	—
Supplies	US$/t	0.4	0.5	—	—	—
Energy	US$/t	0.4	0.6	—	—	—
Other	US$/t	0.1	0.0	—	—	—
Total Unit Cost	US$/t	25.6	25.9	—	—	—
Total Cost				—	—	—
Labour	US$million	1.4	1.4	—	—	—
Contractors	US$million	48.1	35.8	—	—	—
Supplies	US$million	0.8	0.7	—	—	—
Energy	US$million	0.8	0.8	—	—	—
Other	US$million	0.1	0.0	—	—	—
Total Cost	US$million	51.2	38.9	—	—	—

The average underground mining cost over the next 2 years, to the exhaustion of the current reserves at Candelaria Norte, is US$25.70 per tonne, with overall costs falling as production decreases in the last year of operations. The Candelaria Norte underground mine is operated by a contractor on a unit rate contract. There is strong likelihood that exploration success will lead to an extension of the underground mine life. The forecast costs of the Ojos del Salado underground mine operations, Santos and Alcaparrosa, are shown in Table 36.

Table 36: Forecast of Operating Cost for Ojos del Salado Underground Operations

Mining Costs – Undergound	Unit	2014	2015	2016	2017	2018
Unit Cost						—
Labour	US$/t	1.6	1.7	2.1	2.7	—
Contractors	US$/t	19.0	15.7	14.2	14.3	—
Supplies	US$/t	0.5	0.6	0.6	0.6	—
Energy	US$/t	1.0	1.0	1.1	1.5	—
Other	US$/t	0.1	0.1	0.2	0.3	—
Total Unit Cost	US$/t	22.2	19.0	18.3	19.3	—
Total Cost
Labour	US$million	4.3	4.5	4.0	3.4	—
Contractors	US$million	50.7	42.0	27.2	18.0	—
Supplies	US$million	1.5	1.5	1.2	0.8	—
Energy	US$million	2.6	2.6	2.2	1.8	—
Other	US$million	0.3	0.3	0.3	0.4	—
Total Cost	US$million	59.3	50.8	34.9	24.4	—

The average Ojos del Salado unit underground mining cost over the 4 years remaining until the currently planned mine closure is approximately US$20.00 per tonne. Both the Santos and Alcaparrosa mines are operated by a common contractor on unit rate contracts, and these contract costs make up some 80% of the total mining costs. Total mining costs are expected to decrease as production diminishes first from the Alcaparrosa and then Santos mines. Mining unit costs are also anticipated to fall as production diminishes and the need for mine development curtails. As with the Candelaria Norte underground mine, there is a strong likelihood that exploration success will significantly extend the life of these 2 underground mines.

20.1.2              Processing Operating Costs

A breakdown of the forecast Candelaria processing costs, which includes primary crushing and conveying, the conventional flotation plant and water supply, is shown in Table 37.

Table 37: Forecast of Candelaria Processing Cost

Processing Costs	Unit	2014	2015	2016	2017	2018
Unit Cost
Labour	US$/t	0.8	0.8	0.8	0.9	0.8
Contractors	US$/t	1.3	1.2	1.1	1.0	1.2
Supplies	US$/t	3.4	3.6	3.0	2.9	3.2
Energy	US$/t	3.7	3.8	3.6	3.5	3.6
Other*	US$/t	-0.3	-0.3	-0.2	0.0	0.0
Total Unit Cost	US$/t	9.0	9.0	8.3	8.2	8.9
Total Cost
Labour	US$million	18.3	18.5	19.1	25.1	19.9
Contractors	US$million	29.9	28.7	27.2	27.0	30.4
Supplies	US$million	79.1	82.7	75.6	76.1	80.3
Energy	US$million	85.9	87.8	90.7	92.2	89.9
Other*	US$million	-7.8	-8.1	-4.4	-1.2	1.2
Total Cost	US$million	205.5	209.5	208.2	219.2	221.6

*        The negative values under Other refer to the forecast cost of treating ore from the Alcaparrosa underground mine which is undertaken at the Candelaria plant, while the costs are allocated to Ojos del Salado

The forecast average unit processing cost in Candelaria over the next 5 years is US$8.70 per tonne, with lower costs per tonne being achieved in 2016 and 2017 as a result of slightly higher plant throughputs and the treatment of stockpiled material. The biggest elements of the processing costs comprise electrical energy at approximately 42% and operating supplies (grinding media, reagents, maintenance spares etc.) at circa 35%.

The forecast processing costs for the next 5 years for Ojos del Salado are presented in Table 38.

The average processing cost for Ojos del Salado over the next 4 years is US$13.10 per tonne to the currently planned mine closures. This is a combination of the costs for treating the Santos ore at the PAC plant and the Alcaparrosa ore at the Candelaria plant. The PAC plant is smaller than the main Candelaria plant and has higher operating costs that average US$15.00 per tonne. Energy and supplies again make up the largest cost element, although given the significantly smaller scale of the plant, labour and contractor costs are proportionately larger.

Table 38: Forecast of Ojos del Salado Processing Cost

Processing Costs	Unit	2014	2015	2016	2017	2018
Unit Cost
Labour	US$/t	0.9	1.0	1.3	2.0	—
Contractors	US$/t	2.5	2.5	3.4	5.0	—
Supplies	US$/t	2.1	2.1	2.9	4.2	—
Energy	US$/t	2.0	2.0	2.7	4.1	—
Other	US$/t	4.2	4.4	3.5	2.1	—
Total Unit Cost	US$/t	11.8	11.8	13.8	17.4	—
Total Cost
Labour	US$million	2.3	2.4	2.4	2.4	—
Contractors	US$million	6.4	6.2	6.2	6.2	—
Supplies	US$million	5.3	5.2	5.2	5.2	—
Energy	US$million	4.9	4.9	5.0	5.1	—
Other	US$million	10.5	10.9	6.4	2.6	—
Total Cost	US$million	29.4	29.6	25.2	21.6	—

In 2016, production is expected to drop significantly with the forecast cessation of Alcaparrosa, bringing total costs down but increasing the unit cost per tonne. This is further accentuated in the last year of operations.

20.1.3              General and Administrative Costs

A breakdown of the forecast general and administration (G&A) costs for Candelaria is shown in Table 39.

Table 39: Forecast of Candelaria General and Administration Cost

G&A Costs	Unit	2014	2015	2016	2017	2018
Unit Cost
Labour	US$/t	1.4	1.4	1.3	1.5	1.4
Contractors	US$/t	0.9	0.8	0.7	0.6	0.8
Supplies	US$/t	0.1	0.1	0.1	0.1	0.1
Energy	US$/t	0.1	0.0	0.0	0.0	0.0
Other	US$/t	0.7	0.6	0.5	0.4	0.5
Total Unit Cost	US$/t	3.2	3.0	2.6	2.8	2.9
Total Cost
Labour	US$million	32.5	31.6	33.1	41.2	34.4
Contractors	US$million	19.8	19.6	16.8	17.0	19.9
Supplies	US$million	3.3	3.3	3.3	3.4	3.5
Energy	US$million	1.5	0.6	0.6	0.6	0.6
Other	US$million	15.8	13.4	11.6	11.4	13.3
Total Cost	US$million	72.8	68.5	65.3	73.6	71.8

The forecast average unit G&A cost in Candelaria over the next 5 years is US$2.90 per tonne. G&A costs are mainly fixed and therefore the cost per tonne variations reflect changes in throughput. Total costs over the period range between US$65 and US$73 million.

The forecast G&A costs at the Ojos del Salado mines are summarized in Table 40.

Table 40: Forecast of Ojos del Salado General and Administration Cost

G&A Costs	Unit	2014	2015	2016	2017	2018
Unit Cost
Labour	US$/t	0.8	0.8	0.6	0.6	—
Contractors	US$/t	0.8	0.8	0.6	0.5	—
Supplies	US$/t	0.0	0.0	0.0	0.0	—
Energy	US$/t	0.0	0.0	0.0	0.0	—
Other	US$/t	0.9	0.9	0.6	0.5	—
Total Unit Cost	US$/t	2.5	2.6	1.8	1.7	—
Total Cost
Labour	US$million	2.0	2.1	1.1	0.8	—
Contractors	US$million	2.1	2.1	1.0	0.7	—
Supplies	US$million	0.0	0.0	0.0	0.0	—
Energy	US$million	0.0	0.0	0.0	0.0	—
Other	US$million	2.2	2.1	1.0	0.7	—
Total Cost	US$million	6.4	6.4	3.2	2.1	—

The average unit G&A cost over the remaining 4 years is US$2.20 per tonne, with both unit and total costs suffering a major cut in 2016 as mining at Alcaparrosa is forecast to be completed. However, it is expected that the life of the Alcaparrosa underground mine will be extended as a result of new Mineral Resources defined by exploration.

20.1.4              C1 Cash Costs

The forecast combined Minera Candelaria and Minera Ojos del Salado C1 cash operating cost is US$1.80/lb copper net of by-product credits in 2014, and the forecast C1 cash for the next three years are shown below in Table 41. Life of mine C1 cash costs are forecast to be US$1.69/lb copper net of by-product credits. Fluctuations in the cash cost are largely driven by the changes in the copper head grade in the open pit, and hence copper metal production, over the life of mine.

Table 41: C1 Copper Cash Costs (Net of By-Projects)

		2014	2015	2016	LoM Av
Minera Candelaria	US$/lb	1.78	1.62	1.91	1.68
Minera Ojos del Salado	US$/lb	1.94	1.76	1.78	1.86
Combined Candelaria and Ojos del Salado	US$/lb	1.80	1.63	1.89	1.69

20.2                        Capital Costs

The forecast Candelaria capital investment plan for the 10 year period from 2014 to 2023 is presented in Table 42.

Table 42: Forecast Capital Investment Plan for Minera Candelaria

Capital Costs	Unit	2014	2015	2016	2017	2018	2014 - 2018	2019 - 2023
Mine	US$million	15.5	33.5	24.1	26.4	4.8	104.3	11.4
Mill	US$million	2.8	7.3	—	—	0.5	10.6	2.5
Tailings	US$million	—	50.0	90.0	110.0	58.9	308.9	195.6
G&A	US$million	14.2	23.1	—	—	—	37.3	—
Total Cost	US$million	32.5	113.9	114.1	136.4	64.2	461.1	209.5

As shown, total capital expenditures over the period 2014 to 2018 are forecast at US$461 million and from 2019 to 2023 at US$210 million.

The main capital project at Candelaria is the construction of the new Los Diques tailings storage facility, which is due to start in 2015 and be ready to receive its first tailings in early 2018. The forecast capital for this project includes the cost of detailed engineering, the construction of the initial starter dam, and the associated tailings distribution, seepage water collection, relocation of site infrastructure (e.g. road and power lines), and return pumping systems. From 2018, when the dam enters in to regular use, the capital cost includes conventional raises to the dam and extensions to the distribution systems.

The mine capital costs comprise typical sustaining capital items for a mature open pit mine the cost of which reduces as the mine approaches the end of its life. These sustaining items include primarily the continuation of a well-established mine equipment rebuild programme on major rope shovels and haul trucks as well as other mine equipment replacement. Minor capital expenditure in the Candelaria Norte underground mine is also forecast on items such as power distribution and ventilation infrastructure.

Mill capital costs include sustaining items such as upgrades to the control systems and equipment replacements in the Candelaria processing plant.

G&A costs include the final lift to the existing tailings dam as well as a number of environmental and local community initiatives.

The forecast capital expenditure estimate for the Ojos del Salado mines over the next 5 years totals US$4.2 million, as it can be seen in Table 43.

Table 43: Forecast Capital Investment Plan for Minera Ojos del Salado

Capital Costs	Unit	2014	2015	2016	2017	2018	2014 - 2018
Mine	US$million	1.0	2.4	—	—	—	3.4
Mill	US$million	—	0.8	—	—	—	0.8
Tailings	US$million	—	—	—	—	—	—
G&A	US$million	—	—	—	—	—	—
Total Cost	US$million	1.0	3.2	—	—	—	4.2

Of the total, US$3.4 million is in the underground mines and US$0.8 million for the primary crusher in the PAC plant.

21                                  Economic Analysis

Producing issuers may exclude the information required under Economic Analysis (Item 22 of Form 43-101F1) for technical reports on properties currently in production unless the technical report includes a material expansion of current production.

22                                  Adjacent Properties

There are no adjacent properties that are relevant to the purpose of this technical report.

23                                  Other Relevant Data and Information

There is no other relevant data available about the Minera Candelaria and Minera Ojos del Salado projects.

24                                  Interpretation and Conclusions

The combined Minera Candelaria and Minera Ojos del Salado is a copper mining operation with long life potential. In 2013 the two operations combined production was 191.4 kilotonnes of copper and 101,000 ounces of gold. Based on the December 31, 2013 Mineral Reserves, the projects are expected to continue operations until 2028. Aggressive ongoing resource expansion exploration, however, has the potential to extend the mine life beyond 2028 and significantly change the projected copper production profile by replacing low grade open pit and stockpile mill feed by higher grade ore extracted from the expanding underground mines and defer depletion of the low grade stockpiles.

A team of independent consultants under the leadership of SRK was retained by Lundin to visit Minera Candelaria and Minera Ojos del Salado during the second and third weeks of June 2014 to inspect the two projects, review and audit Mineral Resource and Mineral Reserve estimates prepared by mine personnel and compile a technical report pursuant to National Instrument 43-101.

The technical information about Minera Candelaria and Minera Ojos del Salado is extensive and attests to the overall high quality of the exploration, mine planning and design work completed by site personnel, as is expected from such an asset.

SRK examined the exploration, geology,  Mineral Resource modelling, mine designs, Mineral Reserve estimates, processing, and environmental aspects of Minera Candelaria and Minera Ojos del Salado. The purpose of the investigation was to confirm that the Mineral Resource and Mineral Reserve estimates prepared by mine personnel for Minera Candelaria and Minera Ojos del Salado were prepared in compliance with generally recognized industry best practices and can be reported according to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

The Mineral Resources and Mineral Reserves are distributed in one open pit mine and three separate underground mines. The resource models include 10 distinct block models and mine designs. SRK audited a representative sample of the various block models and mine designs. For those models, SRK was able to replicate the tabulations prepared by mine personnel within rounding errors. On the basis of the results from the audit sample, SRK concludes that the Mineral Resources and Mineral Reserves Statements for Minera Candelaria and Minera Ojos del Salado as of December 31, 2013, are appropriately categorized and free of material errors. Financial information examined during the SRK investigations confirm that the Mineral Reserves are economic under the assumptions considered.

SRK draws the following conclusions:

•                  Minera Candelaria and Minera Ojos del Salado are world class mining operations with long life potential;

•                  Production began in 1995 and will continue until 2028 with the current life of mine plan;

•                  Mineral Reserves are estimated using conservative assumptions, particularly the copper price of US$2.00 per pound. More aggressive copper prices will provide some upside potential to the open pit and underground mines;

•                  A new tailings storage facility is required to support the current life of mine plan. An environmental impact assessment was submitted in 2013 under the name “Candelaria 2030 - Project Operational Continuity” and this includes the new Los Diques tailings facility. The environmental impact assessment is currently undergoing the normal regulatory review process;

•                  Delay in construction of a new tailings facility could curtail production. However, contingency plans exist (dam raise and freeboard reduction) to extend the life of the existing tailings facility and mitigate construction delays;

•                  The mines have their own state of the art export port facility at Punta Padrones with significant excess capacity;

•                  The successful commissioning in 2013 of the desalination plant (capacity of 500 litres per second) at the Punta Padrones port site has greatly increased the water supply security of the mines and has greatly reduced their reliance on sensitive local ground water supplies;

•                  Recent aggressive exploration has defined new Mineral Resources and Mineral Reserves in the underground mines. Further exploration success has the potential to extend the life of mine beyond 2028 and improve the copper production profile by replacing low grade open pit and stockpile mill feed with higher grade copper underground ore and defer stockpile depletion;

•                  The proposed aggressive exploration program (US$133 million between 2014 and 2018) could result in further Mineral Resource and Mineral Reserve expansions if implemented;

•                  Recent exploration in other parts of the large properties has identified several other exploration targets, with good potential for identifying new IOCG sulphide deposits in this exceptional IOCG deposit district.

Other than disclosed in this technical report, SRK is not aware of any other significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the Mineral Resource and Mineral Reserve estimates prepared for Minera Candelaria and Minera Ojos del Salado.

25                                  Recommendations

Minera Candelaria and Minera Ojos del Salado are operating copper mines with a life of mine projected to 2028 with the depletion of the Mineral Reserves disclosed herein. Since 2010, aggressive exploration has defined several new sulphide mineralization zones amenable to underground mining.

As this technical report is being written, new Mineral Resource models are being developed for the exploration areas investigated during 2013 (including the Susana, Damiana and Wendy North deposits). These significant discoveries will have a positive impact on the life and value of the projects by replacing low grade open pit and stockpile plant feed with higher grade underground ore, thereby deferring processing low grade WIP stockpiles to a later date. There is also a possibility that the throughput of the underground mines can be increased.

In this context, SRK strongly recommends to continue and, if possible, accelerate the implementation of the exploration program proposed for 2014 to 2018 (US$133 million). Furthermore, the Mineral Resources for the new potential resource areas should be modelled rapidly to allow conversion to underground Mineral Reserves and updating the life of mine plan to enable timely permitting.  The estimated cost for the proposed 2014-2018 exploration program is summarized in Table 44.

The recent exploration discoveries at depth highlight the good exploration potential for the discovery of new sulphide deposits elsewhere on the large exploration properties controlled by Minera Candelaria and Minera Ojos del Salado. In this context, regional exploration targeting should be reviewed, including the use of high resolution geophysical data.

Presently, the three underground mines are not interconnected. A plan to interconnect the underground mines was presented during the site visit. The plan envisions interconnecting the Ojos del Salado underground mines with Candelaria Norte with access to the new Susana and Damiana sulphide zones. This interconnection would greatly facilitate material movement and provide additional access for deep exploration. SRK is of the opinion that this proposed interconnection has merit and should be studied further.

Finally, the December 2013 Mineral Reserve estimates have been prepared using conservative assumptions, particularly with regard to the copper price (US$2.00 per pound). SRK believes that there is a modest opportunity to expand the open pit and underground Mineral Reserves by considering less conservative price assumptions more in line with long term metal price forecasts. SRK recommends that those assumptions should be revised for the preparation of new Mineral Resources and Mineral Reserves estimates at the end of 2014.

Table 44: Cost for the Proposed 2014-2018 Exploration Program

	Drifts		Drilling		District
Project	(metres)	US$ M	(metres)	US$ M	(metres)	US$ M
		2014
Santos	50	0.4	8,500	2.5	—	—
Alcaparrosa	210	0.6	8,500	2.5	—	—
Candelaria	450	3.0	25,000	7.2	—	—
District	—	—	—	—	—	—
Total	710	4.0	42,000	12.2	—	—
		2015
Santos	160	0.7	27,300	7.9	—	—
Alcaparrosa	260	1.0	18,250	5.3	—	—
Candelaria	1,000	4.0	60,800	17.6	—	—
District	—	—	—	—	—	—
Total	1,420	5.7	106,350	30.8	—	—
		2016
Santos	—	—	18,250	5.3	—	—
Alcaparrosa	250	1.0	18,250	5.3	—	—
Candelaria	1,985	8.0	60,800	17.6	—	—
District	—	—	—	—	6,000	2.0
Total	2,235	9.0	97,300	28.2	6,000	2.0
		2017
Santos	—	—	19,750	5.7	—	—
Alcaparrosa	—	—	18,250	5.3	—	—
Candelaria	815	3.3	62,320	18.1	—	—
District	—	—	—	—	12,000	4.0
Total	815	3.3	100,320	29.1	12,000	4.0
		2018
Santos	—	—	—	—	—	—
Alcaparrosa	—	—	—	—	—	—
Candelaria	—	—	38,000	11.0	—	—
District	—	—	—	—	—	—
Total	—	—	38,000	11.0	—	—
		Total 2014 to 2018
Santos	210	1.10	73,800	21.4	—	—
Alcaparrosa	720	2.60	63,250	18.4	—	—
Candelaria	4,250	18.30	246,920	71.5	—	—
District	—	—	—	—	18,000	6.0
Total	5,180	22.0	383,970	111.3	18,000	6.0

26                                  References

AMEC International Ingeniería y Construcción Limitada (AMEC), 2013a: Estimation of useful life of Minera Candelaria. Nr. M40210-FO-00-RPT-001. Freeport-McMoRan Copper & Gold Inc., Project No. M40210, Compañia Contractual Minera Ojos del Salado. Issued: Dec. 9, 2013.

AMEC International Ingeniería y Construcción Limitada (AMEC), 2013b: Estimation of useful life of Minera Ojos del Salado. Freeport-McMoRan Copper & Gold Inc., Project No. M40231, Compañia Contractual Minera Ojos del Salado (LOM 2013). Issued: Nov. 27, 2013.

Arevalo, C., Grocott, J., Martin, W., Pringle, M., Tayler, G., 2006: Structural Setting of the Candelaria Fe Oxide Cu-Au Deposit, Chilean Andes (27°30’ S), Economic Geology, 101, p. 819-841.

Chlumsky, Armbrust and Meyer, LLC (CAM), 2012: Resource and Reserve Verification, Candelaria Project, Copiapó, Chile. Report prepared for Freeport-McMoRan Inc. on Feb. 3rd, 2012.

Dallmeyer, D., Brown, M., Grocott, J., Taylor, G.K., and Treloar, P., 1996: Mesozoic magmatic and tectonic events within the Andean plate boundary zone, 26º-27º 30’, North Chile: Constraints from 40Ar/39Ar mineral ages: Journal of Geology, v. 104, p. 19—40.

Freeport-McMoRan (FMMR), 2014a: Candelaria & Ojos del Salado Overview, Exploration Review, March 2014 Presentation.

Freeport-McMoRan (FMMR), 2014b: Mine Candelaria, Geology Superintendence, June 2014 Presentation.

Marschik, R., and Fontbote, L., 2001: The Candelaria-Punta del Cobre Iron Oxide Cu-Au(-Zn-Ag) Deposits, Chile, Economic Geology, 96, p. 1799-1826.

Laznicka, P., 2010: Giant Metallic Deposits: Future Sources of Industrial Minerals, Springer, 2nd edition, p. 950.

Richards, J.P., and Mumin, A.H., 2013: Magmatic-hydrothermal processes within an evolving Earth: Iron oxide-copper-gold and porphyry Cu ± Mo ± Au deposits, Geology, 41, p. 767-770.

Sillitoe, R., 2003: Iron oxide-copper-gold deposits: an Andean view, Mineralium Deposita, 38, p. 787-812.

APPENDIX A

Mineral Tenure Information

Compania Contractual Minera Candelaria and Compania Contractual Minera Ojos del Salado mining properties, surface Rights and water Rights.  Compania Contractual Minera Candelaria (hereinafter “CCMC”) Compania Contractual Minera Ojos del Salado (hereinafter “CCMO” and together with CCMC, the “Companies”), 1. Mining properties and rights a) CCMC is owner of 249 Mining Exploitation Concessions granted and in the process of being granted 51 Mining Exploration Concessions, granted and in the process of being granted, hereinafter the “CCMC Properties”, which are detailed in Schedule A of this letter.  We have examined the title to the CCMC Properties, and have relied upon the instruments available for public examination in public records and documents provided by CCMC.  In accordance with this, as of this date, the Properties owned by CCMC are legally registered in its name, free of mortgages, encumbrances, prohibitions, injunctions and litigation.  The CCMC Properties are not affected by the payment of royalties or other types of obligations in favor of third parties, except for i) “Santa Gemita II Uno al Veite”, “Santa Gemita III Uno al Veinte”, “Santa Gemita IV Uno al Cinco”, “Santa Gemita V Una al Diez” and “Brisa 41 a Brisa 45” mining exploitation concessions are subject to the payment of a royalty of 1 USD cent per pound of fine copper produced from minerals extracted from these mining concessions. Royalty payment obligation starts once CCMC has extracted from such concessions ore equivalent to an amount greater then three hundred million pounds of fine copper. And ii) Roro 1/6 is subject to a royalty of USD 3 per metric ton of ore extracted. b) CCMO is owner of 195 Mining Exploitation Concessions granted and in the process of being granted and 37 Mining Concessions, granted and in 1 the process of being granted, hereinafter the “CCMO Properties”, which are detailed in Schedule B of this letter. We have examined the title to the CCMO Properties, and have relied upon he instruments available for public examination in pubic records and documents provided b CCMO. In accordance with this, as of this date, the Properties owned by CCMO are legally registered in its name, free of mortgages, encumbrances, prohibitions, injunctions and litigation. The CCMO Properties are not affected by the payment of royalties or other types of obligations in favor of third parties.  c) In accordance with Chilean mining legislation, three are two types of mining concessions in Chile-exploration concessions and exploitation concessions. The main characteristics of each are the following:   c.1 Exploration Concessions: the titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land, however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area. For each exploration concession the titleholder must pay an annual fee of approximately US$1.6 per hectare to the Chilean Treasury and exploration concessions have duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions. A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitations concessions within the area for the exploration concession to remain valid. c.2 Exploitation Concessions: The titleholder of an exploitation concession is granted the right to explore and exploit the minerals, located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land, however, the rights granted by an exploitation 2 concession can only be exercised by the title holder with the earliest dated exploitation concession over a particular area.  Exploitation Concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of approximately US$8 per hectare.  Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the of the exploration concession.  A titleholder to an exploitation concession must apply to annul or cancel any exploitation concession which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.  c.3 According to the Chilean Mining Legislation, the following minerals and substances are not subject to a mining concession:  (i) liquid or gaseous hydrocarbons; and (ii) lithium.  This means that the holder of a mining concession will not be able to exploit the lithium of its concession.  The mining concessioner can exploit and benefit from all the minerals with in the boundaries of the relevant concessions, article 8 of the Chilean Mining Code permits the State to allow particulars to exploit the lithium reserves by granting an administrative concession or by entering into a special operation agreement. c.4 In accordance with that set forth in the Mining Code every titleholder of a mining concession, whether exploitation or exploration, has the right to establish an occupation easement over the surface properties required for the comfortable exploration or exploitation of its concession. In the event that the surface property owner does not voluntarily agree to the granting of the easement, the titleholder of the mining concession may request such easement before the Courts of Justice, who shall grant the same upon determination of due compensation for losses. 2. Water Use Rights 3

a) CCMC is owner of underground water use rights of consumptive and permanent use for a total of 1,175,649 liters per second, hereafter the “CCMC Underground Water Use Rights” that are detailed in Schedule C.  In accordance with documents available for public examination in public records and documents provided by CCMC, the CCMC Underground Water Use Rights are legally registered in the name of CCMC, free of mortgages, encumbrances, prohibitions, injunctions and litigation.  b) CCMC is property owner of superficial water use rights for a total of 51 hours and 40 minutes, hereinafter the “CCMC Superficial Water Use Rights” that are detailed in schedule D.  In accordance with documents available for public examination in public records and documents provided by CCMC, the CCMC Superficial Water Use Rights are legally registered in the name of CCMC, free of mortgages, encumbrances, prohibitions, injunctions and litigation.  c) CCMO is property owner of underground water use rights of consumptive and permanent use for a total of 50 liters per second, hereinafter the “CCMO Underground Water Use Rights” that are detailed in Schedule E.  In accordance with documents available for public examination in public records and documents provided by CCMO, the CCMO Underground Water Use Rights are legally registered in the name of CCMO, free of mortgages, encumbrances, prohibitions, injunctions and litigation.  d) CCMO is property owner of superficial water use rights for a total of 13 hours and 24 minutes or 80.50 shares of the Las Rojas Channel, hereinafter the “CCMO Superficial Water Use Rights” that are detailed in schedule F.  In accordance with documents available for public examination in public records and documents provided by CCMO, the CCMO Superficial Water Use Rights are legally registered in the name of CCMO, free of mortgages, encumbrances, prohibitions, injunctions and litigation.  3. Surface Land Rights a) CCMC is property owner of several surface land, hereinafter the “CCMC Surface Land”, in the area were the Candelaria project is located and it’s various facilities.  In accordance with documents available for public examination in public records and documents provided by CCMC, the CCMC Surface Land are legally and validly registered in the name of CCMC, being some of them subject to easements in favor of electric power companies mainly.  4

In schedule G to this letter are detailed the registrations details of each of these surface lands.  b) CCMO is property owner of several surface land, hereafter the “CCMO Surface Land”, in the area were the Candelaria project is located and it’s various facilities.  In accordance with documents available for public examination in public records and documents provided by CCMO, the CCMO Surface Land are legally and validly registered in the name of CCMO, being some of them subject to easements in favor of electric power companies mainly.  In Schedule H to this letter are detailed the registrations details of each of these surface lands.  5

APPENDIX B

List of Mining and Exploration Concessions

Schedule A — Minera Candelaria Mining Exploitation Concessions

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-1863-7	AFUERINA 1/12	96	1404	278	10/10/1991	Property	COPIAPO	Granted
03203-1817-3	AGUILA 1/12	50	1727 vta	299	7/9/1990	Property	COPIAPO	Granted
03203-1987-0	AGUILA 31/35	25	1005	182	7/17/1991	Property	COPIAPO	Granted
03203-1287-6	ALCE 1/3	9	78	37	3/10/1986	Property	COPIAPO	Granted
03203-1775-4	ANA 6	5	2676	536	12/18/1990	Property	COPIAPO	Granted
03203-1904-8	ANDALUCIA 1/10	50	27 vta	5	Año 1991	Property	COPIAPO	Granted
N/A	ANDREA 10 1/20	100	850	779	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 11 1/20	100	852	780	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 12 1/20	100	854	781	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 13 1/20	100	856	782	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 14 1/40	200	858	783	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 15 1/40	200	860	784	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 16 1/40	200	862	785	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 17 1/60	300	864	786	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 18 1/60	300	866	787	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 7 1/20	100	844	776	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 8 1/20	100	846	777	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 9 1/20	100	848	778	11/21/2012	Discovery	CALDERA	In Process
03201-9704-K	ANDREA CINCO 1/40	200	9073	7330	10/29/2010	Discovery	COPIAPO	In Process
03201-A368-6	ANDREA CUATRO 1/6	32	9067	7327	10/29/2010	Discovery	COPIAPO	In Process
03201-A369-4	ANDREA CUATRO 11/20	50	9069	7328	10/29/2010	Discovery	COPIAPO	In Process
03201-A370-8	ANDREA CUATRO 21/30	70	9071	7329	10/29/2010	Discovery	COPIAPO	In Process
03201-A366-K	ANDREA DOS 1	4	9063	7325	10/29/2010	Discovery	COPIAPO	In Process
03201-9705-8	ANDREA SEIS 21/40	200	9075	7331	10/29/2010	Discovery	COPIAPO	In Process
03201-A364-3	ANDREA UNO 1/4	42	9059	7323	10/29/2010	Discovery	COPIAPO	In Process
03201-A365-1	ANDREA UNO 11/20	130	9061	7324	10/29/2010	Discovery	COPIAPO	In Process
03203-2009-7	ANGELICA 11/13	15	662	112	5/28/1991	Property	COPIAPO	Granted
03203-2717-2	ANTONIA 1/10	100	1772	318	10/27/1993	Property	COPIAPO	Granted
03203-2718-0	ANTONIA 11/20	100	1780	319	10/27/1993	Property	COPIAPO	Granted
03203-2719-9	ANTONIA 21/30	100	1788	320	10/27/1993	Property	COPIAPO	Granted
03203-2720-2	ANTONIA 31/40	100	1796	321	10/27/1993	Property	COPIAPO	Granted
03203-2721-0	ANTONIA 41/50	100	1804	322	10/27/1993	Property	COPIAPO	Granted
03203-2722-9	ANTONIA 51/70	100	1811	323	10/27/1993	Property	COPIAPO	Granted
03203-2723-7	ANTONIA 71/80	100	1818 vta	324	10/27/1993	Property	COPIAPO	Granted
03203-2724-5	ANTONIA 81/90	100	1826	325	10/27/1993	Property	COPIAPO	Granted
03203-2108-5	ANTONIA I 1/24	120	204 vta	37	2/8/1994	Property	COPIAPO	Granted
03203-0053-3	AURORA		150 vta	255	Año 1904	Property	COPIAPO	Granted
03202-0932-3	BAHIA IV 1/10	200	12	4	9/14/1999	Property	CALDERA	Granted
03202-0933-1	BAHIA V 1/30	200	21	6	12/7/1999	Property	CALDERA	Granted
03202-0934-K	BAHIA VI 1/9	100	26	7	12/7/1999	Property	CALDERA	Granted
N/A	BELLAVISTA 1/20	100	7129 vta	4979	11/7/2013	Discovery	COPIAPO	In Process
03203-4953-2	BELLAVISTA 1/8	24	1467 vta	366	12/21/2009	Property	COPIAPO	Granted
03203-4955-9	BELLAVISTA 11/14	16	56 vta	14	1/13/2010	Property	COPIAPO	Granted
03203-4956-7	BELLAVISTA 15/18	20	63	15	1/13/2010	Property	COPIAPO	Granted
03203-4954-0	BELLAVISTA 9/10	6	1474	367	12/21/2009	Property	COPIAPO	Granted
03203-0230-7	BERTA DOS AL ESTE	3	316	119	8/19/1939	Property	COPIAPO	Granted
03203-0229-3	BERTA UNO AL NORTE	4	316	119	8/19/1939	Property	COPIAPO	Granted
03203-1622-7	BRISA 1/10	50	2232 vta	383	9/3/1990	Property	COPIAPO	Granted
03203-1623-5	BRISA 21/40	60	13 vta	3	1/11/1991	Property	COPIAPO	Granted
03203-1624-3	BRISA 41/45		21	4	Año 1991	Property	COPIAPO	Granted
03203-1370-8	BRONCE 1/10	100	142	31	2/9/1987	Property	COPIAPO	Granted
03203-1371-6	BRONCE 11/20	89	81	23	1/23/1987	Property	COPIAPO	Granted
03203-1372-4	BRONCE 21/30	100	134	30	2/9/1987	Property	COPIAPO	Granted
03203-1373-2	BRONCE 31/36	47	91 vta	24	1/23/1987	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-1704-5	BRONCE 37	1	935 vta	226	7/26/1989	Property	COPIAPO	Granted
03203-1705-3	BRONCE 38	2	942	227	7/26/1989	Property	COPIAPO	Granted
03203-1374-0	BRONCE 41/50	100	102	25	1/23/1987	Property	COPIAPO	Granted
03203-1441-0	BRONCE 51/70	100	470	118	9/9/1987	Property	COPIAPO	Granted
03203-1479-8	BRONCE 71/89	86	418 vta	166	10/19/1988	Property	COPIAPO	Granted
03203-1583-2	BRONCE 91/100	50	966	158	4/17/1990	Property	COPIAPO	Granted
03203-1584-0	BRONCE 101/115	75	959	156	4/12/1990	Property	COPIAPO	Granted
03203-3940-5	BRONCE CINCO 16/30	150	475 vta	136	5/22/2000	Property	COPIAPO	Granted
03203-3939-1	BRONCE CUATRO 1/30	300	465	135	5/22/2000	Property	COPIAPO	Granted
03203-3938-3	BRONCE TRES 1/30	300	2164	486	10/18/2011	Property	COPIAPO	Granted
03203-3945-6	BRONCE VEINTE 1/10	40	1407	323	11/18/1999	Property	COPIAPO	Granted
03203-1905-6	CALEDONIA 1/5	25	34 vta	6	Año 1991	Property	COPIAPO	Granted
03203-4354-2	CARLA 10 11/15	300	67 vta	33	2/8/2005	Property	COPIAPO	Granted
03203-2762-8	CAROLITA CINCO 1/10	40	540	85	4/11/1994	Property	COPIAPO	Granted
03203-2782-2	CAROLITA CUATRO 1/10	200	1787 vta	316	12/26/1996	Property	COPIAPO	Granted
03203-2688-5	CAROLITA DOS 1/25	120	2069 vta	372	12/28/1993	Property	COPIAPO	Granted
03203-2689-3	CAROLITA DOS 31	2	2079	373	12/28/1993	Property	COPIAPO	Granted
03203-2781-4	CAROLITA TRES 1/14	200	1776 vta	315	12/26/1996	Property	COPIAPO	Granted
03203-2685-0	CAROLITA UNO 1/15	75	2046	369	12/28/1993	Property	COPIAPO	Granted
03203-2686-9	CAROLITA UNO 16/22	14	2054	370	12/28/1993	Property	COPIAPO	Granted
03203-2687-7	CAROLITA UNO 34/35	56	2062	371	12/28/1993	Property	COPIAPO	Granted
03203-3346-6	CAROLITA VEINTIDOS 1/5	50	1495 vta	261	10/8/1996	Property	COPIAPO	Granted
03203-2330-4	CHIQUITA	4	1083 vta	343	6/3/1992	Property	COPIAPO	Granted
03203-2331-2	CHIQUITA I	1	1076 vta	342	6/3/1992	Property	COPIAPO	Granted
03203-1338-4	CIERVO 1/3	9	85	38	3/10/1986	Property	COPIAPO	Granted
03203-1808-4	CONDOR 1/3	6	1754	302	7/9/1990	Property	COPIAPO	Granted
03203-2095-K	CORA 1/20	200	1352 vta	266	10/7/1991	Property	COPIAPO	Granted
03203-2154-9	CORA 21/40	200	1758	332	12/9/1991	Property	COPIAPO	Granted
03203-1749-5	COSTANERA 1/12	43	1648 vta	281	Año 1990	Property	COPIAPO	Granted
03203-1645-6	CRUCES 1/20	88	952	155	4/12/1990	Property	COPIAPO	Granted
03203-1646-4	CRUCES 21/40	100	1768 vta	304	7/9/1990	Property	COPIAPO	Granted
03203-1647-2	CRUCES 41/66	130	2217 vta	381	8/30/1990	Property	COPIAPO	Granted
03203-4995-8	CRUCES DOS 1/26	200	610 vta	138	6/22/2010	Property	COPIAPO	Granted
N/A	CRUCES SEIS 1/20							Granted
03203-1772-K	CRUCES I 16/20	100	1750	331	12/9/1991	Property	COPIAPO	Granted
03203-1773-8	CRUCES I 21/27	100	1646	316	11/13/1991	Property	COPIAPO	Granted
03203-0784-8	DECIDIDA 1/2	10	261	140	Año 1956	Property		Granted
03203-0775-9	DELIRIO	5	929	148	4/6/1990	Property	COPIAPO	Granted
03203-0324-9	DESPRECIADA 1	5	180 vta	82	9/14/1948	Property	COPIAPO	Granted
03203-5820-5	DESPRECIADA 1/2	6					COPIAPO	In Process
03203-0289-7	DICHOSA	5	272 vta	99	12/13/1936	Property	COPIAPO	Granted
N/A	ELENA 1 1/10	60					COPIAPO	Granted
N/A	ELENA 1 11/15	20					COPIAPO	Granted
03203-1463-1	ESPERANZA 1/7	80	1652 vta	317	11/13/1991	Property	COPIAPO	Granted
03203-1409-7	ESTEBAN 1/4	14	499 vta	70	2/1/1990	Property	COPIAPO	Granted
N/A	ESTELA 1 1/40	200	916	664	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 10 1/60	300	938	675	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 11 1/40	200	940	676	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 12 1/30	150	942	677	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 12 31/60	150	944	678	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 13 1/60	300	946	679	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 14 1/40	200	948	680	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 15 1/40	200	950	681	2/1/2013	Discovery	COPIAPO	In Process

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
N/A	ESTELA 16 1/40	200	898 vta	811	12/5/2012	Discovery	CALDERA	In Process
N/A	ESTELA 3 1/60	300	920	666	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 4 1/20	100	922	667	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 5 1/60	300	924	668	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 6 31/60	150	928	670	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 7 1/60	300	930	671	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 8 1/44	220	932	672	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 8 45/60	80	934	673	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 9 1/60	300	936	674	2/1/2013	Discovery	COPIAPO	In Process
03203-0053-3	ESTRELLA		147	253	Año 1904	Property	COPIAPO	Granted
03203-5824-8	FLORENCIA 14 1/9	50	2434 vta	528	7/26/2012	Property	COPIAPO	Granted
N/A	FLORENCIA 14 21/40							In Process
03203-5825-6	FLORENCIA 15 1/5	15	2442 vta	529	7/26/2012	Property	COPIAPO	Granted
N/A	FLORENCIA 15 21/40							In Process
03203-6400-0	FLORENCIA 18 2	100	5588	4184	6/22/2011	Discovery	COPIAPO	In Process
03203-5826-4	FLORENCIA 22 1/15	200	2449 vta	530	7/26/2012	Property	COPIAPO	Granted
03203-5822-1	FLORENCIA 4 1/5	40	2426	527	7/26/2012	Property	COPIAPO	Granted
N/A	FLORENCIA A14 1/40	200	7605	5341	12/10/2013	Discovery	COPIAPO	In Process
N/A	FLORENCIA A18 1/20	100	7607	5342	12/10/2013	Discovery	COPIAPO	In Process
N/A	FLORENCIA A18 21/40	100	7609	5343	12/10/2013	Discovery	COPIAPO	In Process
N/A	FLORENCIA A3 1/30	150	7603	5340	12/10/2013	Discovery	COPIAPO	In Process
03203-5821-3	FUNDENTE 1/20	200	1905 vta	429	6/21/2012	Property	COPIAPO	Granted
03203-0322-2	FUNDENTE 1/5	18	130	95	10/8/1951	Property	COPIAPO	Granted
03203-1655-3	GRANATE 120/126	35	40 vta	5	1/2/1990	Property	COPIAPO	Granted
03203-0419-9	INDEPENDENCIA	3	835	149	4/6/1990	Property	COPIAPO	Granted
03203-0419-9	INDEPENDENCIA 1/20	50	264 vta	109	12/13/1958	Property	COPIAPO	Granted
03203-1464-K	LA PIRITA 1/7	43	100	39	4/9/1988	Property	COPIAPO	Granted
03203-4748-3	LA PITA 1/15	60	1459 vta	365	12/21/2009	Property	COPIAPO	Granted
03203-1676-6	LA POLLITA 1/13	100	623	160	5/10/1989	Property	COPIAPO	Granted
03203-4749-1	LA POLO 1/6	24	1480	368	12/21/2009	Property	COPIAPO	Granted
03203-0097-5	LA SIETE POR CIENTO 1/3	10	294	133	12/12/1955	Property	COPIAPO	Granted
03203-1204-3	LAR 1/10	50	220 vta	111	8/22/1983	Property	COPIAPO	Granted
03203-2405-K	MACARENA 111/129	200	1357 vta	261	9/13/1993	Property	COPIAPO	Granted
03203-2484-K	MACARENA 131/140	100	1437 vta	271	9/20/1993	Property	COPIAPO	Granted
03203-2486-6	MACARENA 176/180	100	1049 vta	203	8/18/1993	Property	COPIAPO	Granted
03203-2406-8	MACARENA 181/195	150	1366 vta	262	9/13/1993	Property	COPIAPO	Granted
03203-2487-4	MACARENA 196/200	150	1375 vta	263	9/13/1993	Property	COPIAPO	Granted
03203-2488-2	MACARENA 211/240	300	1057	204	8/18/1993	Property	COPIAPO	Granted
03203-2407-6	MACARENA 241/260	200	1384	264	9/13/1993	Property	COPIAPO	Granted
03203-2408-4	MACARENA 261/270	100	1393 vta	265	9/13/1993	Property	COPIAPO	Granted
03203-2489-0	MACARENA 271/273	30	1403	266	9/13/1993	Property	COPIAPO	Granted
03203-2490-4	MACARENA 274/280	35	1412 vta	267	9/13/1993	Property	COPIAPO	Granted
03203-2491-2	MACARENA 281	25	1421	268	9/13/1993	Property	COPIAPO	Granted
03203-2493-9	MACARENA 288/297	100	1066 vta	205	8/18/1993	Property	COPIAPO	Granted
03203-2494-7	MACARENA 298/305	80	1075	206	8/18/1993	Property	COPIAPO	Granted
03203-2495-5	MACARENA 306/307	14	1083	207	8/18/1993	Property	COPIAPO	Granted
03203-2496-3	MACARENA 316/325	50	1090 vta	208	8/18/1993	Property	COPIAPO	Granted
03203-2497-1	MACARENA 336	30	1100	209	8/18/1993	Property	COPIAPO	Granted
03203-2409-2	MACARENA 346/365	200	683 vta	144	5/19/1993	Property	COPIAPO	Granted
03203-2498-K	MACARENA 366/385	200	1107 vta	210	8/18/1993	Property	COPIAPO	Granted
03203-2499-8	MACARENA 386/405	200	1115 vta	211	8/18/1993	Property	COPIAPO	Granted
03203-2500-5	MACARENA 406/425	100	454	106	4/21/1993	Property	COPIAPO	Granted
03203-2501-3	MACARENA 426/433	40	1123 vta	212	8/18/1993	Property	COPIAPO	Granted
03203-2502-1	MACARENA 434/437	48	1132 vta	213	8/18/1993	Property	COPIAPO	Granted
03203-2503-K	MACARENA 442/444	12	1140	214	8/18/1993	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-2504-8	MACARENA 445/464	100	1148	215	8/18/1993	Property	COPIAPO	Granted
03203-1501-8	MANTO PEDREGAL 1/3	12	1049	251	8/22/1989	Property	COPIAPO	Granted
N/A	MARTITA 1 1/6	12	6050 vta	4185	9/23/2013	Discovery	COPIAPO	In Process
N/A	MARTITA 10 1/40	200	9540 vta	7070	9/14/2011	Discovery	COPIAPO	In Process
03203-6495-7	MARTITA 6 1/17	100	9534 vta	7067	9/14/2011	Discovery	COPIAPO	In Process
N/A	MARTITA 9 1/6	30	6052 vta	4186	9/23/2013	Discovery	COPIAPO	In Process
03203-0053-3	MERCEDES		130 vta	227	Año 1905	Property	COPIAPO	Granted
03203-1893-9	MILANO 41/44	50	484 vta	77	4/23/1991	Property	COPIAPO	Granted
03203-1894-7	MILANO 51/54	50	1012	183	7/17/1991	Property	COPIAPO	Granted
03203-0853-4	NIC CARTER 1/2	7	134 vta	95	9/8/1942	Property	COPIAPO	Granted
03203-1474-7	NIC CARTER II 1/20	100	1119 vta	349	6/11/1992	Property	COPIAPO	Granted
03203-1502-6	OCHO POR CIENTO 1/5	18	1035	249	8/22/1989	Property	COPIAPO	Granted
03203-1438-0	OJANCO 1/20	100	205	73	6/22/1988	Property	COPIAPO	Granted
03203-1666-9	OJANCO 61/84	120	2430 vta	429	10/19/1990	Property	COPIAPO	Granted
03203-1667-7	OJANCO 85/96	60	1300 vta	216	5/10/1990	Property	COPIAPO	Granted
03201-5473-1	OJANCO CINCO 14/15	100	546 vta	177	4/9/1998	Property	COPIAPO	Granted
03201-5472-3	OJANCO CINCO 3/5	21	540	176	4/9/1998	Property	COPIAPO	Granted
03201-5465-0	OJANCO CUATRO 4/14	110	164 vta	27	1/18/1999	Property	COPIAPO	Granted
03201-5987-3	OJANCO DOS 1	300	869 vta	227	12/7/2000	Property	COPIAPO	Granted
03203-3616-3	OJANCO DOS 1/4	40	773	267	6/8/1998	Property	COPIAPO	Granted
03203-3618-K	OJANCO DOS 11/16	54	786 vta	269	6/8/1998	Property	COPIAPO	Granted
03203-3617-1	OJANCO DOS 6/9	15	779 vta	268	6/8/1998	Property	COPIAPO	Granted
03203-2264-2	OJANCO I 41/50	50	492	78	4/23/1991	Property	COPIAPO	Granted
03201-5988-1	OJANCO SEIS 1/18	80	236 vta	69	4/11/2001	Property	COPIAPO	Granted
03201-5461-8	OJANCO TRES 11/20	80	1177 vta	340	7/14/1998	Property	COPIAPO	Granted
03201-5463-4	OJANCO TRES 24/38	80	499 vta	170	4/9/1998	Property	COPIAPO	Granted
03201-5460-K	OJANCO TRES 4/10	56	1033 vta	316	7/8/1998	Property	COPIAPO	Granted
03201-5474-K	OJANCO VEINTIUNO 1/3	16	555 vta	178	4/9/1998	Property	COPIAPO	Granted
03201-5476-6	OJANCO VEINTIUNO 12/16	30	561 vta	179	4/9/1998	Property	COPIAPO	Granted
03201-5475-8	OJANCO VEINTIUNO 5/10	60	1062 vta	320	7/8/1998	Property	COPIAPO	Granted
03203-5261-4	OLI CINCO 1/4	100	438 vta	99	2/27/2012	Property	COPIAPO	Granted
03203-3609-0	PAME UNO 24/28	24	1290 vta	363	8/17/1998	Property	COPIAPO	Granted
03203-3607-4	PAME UNO 6/7	24	793 vta	270	6/8/1998	Property	COPIAPO	Granted
03203-3612-0	PAME DOS 26/36	60	184	30	2/9/1999	Property	COPIAPO	Granted
03203-3613-9	PAME DOS 38/66	120	1296 vta	364	8/17/1998	Property	COPIAPO	Granted
03203-1497-6	PELIGROSA 1/20	100	713	178	6/5/1989	Property	COPIAPO	Granted
03203-1403-8	PELUSIN 1/10	50	35	12	2/4/1988	Property	COPIAPO	Granted
03203-1744-4	POLA 1/4	100	1029 vta	176	4/30/1990	Property	COPIAPO	Granted
03203-1585-9	PROTECTORA 1/10	50	487	68	1/31/1990	Property	COPIAPO	Granted
03203-1586-7	PROTECTORA 21/40	100	1364 vta	267	10/7/1991	Property	COPIAPO	Granted
03203-1587-5	PROTECTORA 41/52	70	1372	268	10/7/1991	Property	COPIAPO	Granted
03203-1588-3	PROTECTORA 55/68	70	1488	243	5/31/1990	Property	COPIAPO	Granted
03203-1625-1	PUDU 1/2	2	2225	382	9/3/1990	Property	COPIAPO	Granted
03202-0849-1	PUNTA PADRONES 1/33	132	55	9	6/24/1997	Property	CALDERA	Granted
03203-1099-7	RENO 1/6	25	81 vta	79	6/25/1979	Property	COPIAPO	Granted
03203-1506-9	RESCATADA 1/8	100	181	61	2/9/1989	Property	COPIAPO	Granted
03203-1626-K	RINCON 1/2	5	403	57	1/31/1990	Property	COPIAPO	Granted
03203-0325-7	RINCONADA 1/3	12	464	136	9/26/1966	Property	COPIAPO	Granted
03203-1431-3	RORO 1/6	30	261 vta	94	8/11/1988	Property	COPIAPO	Granted
03203-2327-4	ROSALIA I	1	1152	353	6/11/1992	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-2328-2	ROSALIA II	1	1158	354	6/11/1992	Property	COPIAPO	Granted
03203-2329-0	ROSALIA III	1	1836 vta	472	10/9/1992	Property	COPIAPO	Granted
03203-2904-3	ROSICLER DOS 1/31	200	1438	265	10/5/1994	Property	COPIAPO	Granted
03203-2903-5	ROSICLER CUATRO 1/40	200	1214	232	9/14/1994	Property	COPIAPO	Granted
03203-2906-K	ROSICLER TRES 1/20	200	1430	264	10/5/1994	Property	COPIAPO	Granted
03203-2037-2	ROSITA	4	927 vta	171	7/17/1991	Property	COPIAPO	Granted
03203-0077-0	SAN GREGORIO	5	173	72	7/28/1939	Property	COPIAPO	Granted
03203-1496-8	SAN JOSE 1/5	25	748	191	6/30/1989	Property	COPIAPO	Granted
03203-1755-K	SAN JOSE Y SOFIA 1	200	2080	356	8/14/1990	Property	COPIAPO	Granted
03203-0053-3	SAN LUIS		152	256	Año 1904	Property	COPIAPO	Granted
03203-1022-9	SAN PANCRACIO 1/3	13	102 vta	49	7/11/1972	Property	COPIAPO	Granted
03203-1789-4	SAN PEDRO I 11/20, 31/34 Y 46/48	300	1386 vta	227	5/15/1990	Property	COPIAPO	Granted
03203-1790-8	SAN PEDRO II 1/48	98	1378	226	5/15/1990	Property	COPIAPO	Granted
03203-0053-3	SAN RAMON		54 vta	19	Año 1968	Property	COPIAPO	Granted
03203-1788-6	SANTA GEMITA II 1/20	123	2543	450	Año 1990	Property	COPIAPO	Granted
03203-1680-4	SANTA GEMITA III 1/20	200	927	225	Año 1989	Property	COPIAPO	Granted
03203-1742-8	SANTA GEMITA IV 1/5	50	2691	538	Año 1990	Property	COPIAPO	Granted
03203-1743-6	SANTA GEMITA V 1/10	100	2145	368	Año 1990	Property	COPIAPO	Granted
03203-0112-2	SANTA ROSA 1/10	51	321	142	6/22/1959	Property	COPIAPO	Granted
03203-1698-7	SANTA SOFIA 1/60	60	664 vta	166	5/12/1989	Property	COPIAPO	Granted
03203-1756-8	SANTA TERESA I 1/20	100	1842 vta	473	10/13/1992	Property	COPIAPO	Granted
03203-1757-6	SANTA TERESA II 1/20	100	1849	474	10/13/1992	Property	COPIAPO	Granted
03203-1758-4	SANTA TERESA III 1/20	100	1856 vta	475	10/13/1992	Property	COPIAPO	Granted
03203-1846-7	SUR 1/2	2	2331	400	9/12/1990	Property	COPIAPO	Granted
03201-7174-1	TOLITO II 1/6
03203-1480-1	VENADO 1/22	104	568	234	12/22/1988	Property	COPIAPO	Granted
03203-1543-3	VENADO 25/39	65	1213	290	10/10/1989	Property	COPIAPO	Granted
03203-1663-4	VENADO II 1/10	33	386	55	1/31/1990	Property	COPIAPO	Granted
03203-1759-2	VENADO II 17/46	150	573	82	2/28/1990	Property	COPIAPO	Granted
03203-2451-3	VENTARRON 1/20	100	577 vta	130	5/5/1993	Property	COPIAPO	Granted
03203-1478-K	VIENTO 1/20	100	95 vta	35	1/13/1989	Property	COPIAPO	Granted
03203-1408-9	VIENTO 21/31	41	150 vta	32	2/9/1987	Property	COPIAPO	Granted
03203-1544-1	VIENTO 41/58	90	869 vta	214	7/19/1989	Property	COPIAPO	Granted
03203-1545-K	VIENTO 59/84	130	502	132	4/20/1989	Property	COPIAPO	Granted
03203-1546-8	VIENTO 85/102	90	508 vta	133	4/20/1989	Property	COPIAPO	Granted
03203-1508-5	VIENTO 103/122	100	102	36	1/13/1989	Property	COPIAPO	Granted
03203-1664-2	VIENTO II 21/29	100	1745 vta	301	7/9/1990	Property	COPIAPO	Granted

Minera Candelaria Mining Exploration Concessions

		Area	Registration Information						Expiration
National Rol	Name	(ha)	Page	No	Year	Registry	City	Status	Date
3203-A912-8	MARTITA A1	300	8181	5881	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A9123-6	MARTITA A2	300	8182 vta	5882	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A914-4	MARTITA A3	300	8184	5883	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A915-2	MARTITA A4	200	8185 vta	5884	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A916-0	MARTITA A5	200	8187	5885	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A917-9	MARTITA A6	100	8188 vta	5886	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A918-7	MARTITA A7	200	8190	5887	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A919-5	MARTITA A8	200	8191 vta	5888	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A920-9	MARTITA A9	200	8193	5889	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A921-7	MARTITA A10	300	8194 vta	5890	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A922-5	MARTITA A11	200	8196	5891	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A923-3	MARTITA A12	200	8197 vta	5892	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A924-1	MARTITA A13	200	8199	5893	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-C070-9	MAYO 1	200	11011 vta	7733	12/27/2012	Discovery	COPIAPO	Granted	10/26/2014
3203-C071-5	MAYO 2	200	11013	7734	12/27/2012	Discovery	COPIAPO	Granted	10/9/2014
3203-C072-5	MAYO 3	200	11015	7735	12/27/2012	Discovery	COPIAPO	Granted	10/26/2014
3203-C073-3	MAYO 4	300	11016 vta	7736	12/27/2012	Discovery	COPIAPO	Granted	10/9/2014
03202-2516-7	ANDREA A7	100	408	319	8/2/2013	Discovery	CALDERA	Granted	4/10/2015
03202-2517-5	ANDREA A8	100	410	320	8/2/2013	Discovery	CALDERA	Granted	4/9/2015
03202-2518-3	ANDREA A9	100	412	321	8/2/2013	Discovery	CALDERA	Granted	4/12/2015
03202-2519-1	ANDREA A10	100	414	322	8/2/2013	Discovery	CALDERA	Granted	4/9/2015
03202-2520-5	ANDREA A11	100	416	323	8/2/2013	Discovery	CALDERA	Granted	4/9/2015
03202-2521-3	ANDREA A12	100	418	324	8/2/2013	Discovery	CALDERA	Granted	4/4/2015
03202-2522-1	ANDREA A13	100	420	325	8/2/2013	Discovery	CALDERA	Granted	4/4/2015
03202-2523-K	ANDREA A14	200	521 vta	398	9/4/2013	Discovery	CALDERA	Granted	5/16/2015
03202-2524-8	ANDREA A15	200	422	326	8/2/2013	Discovery	CALDERA	Granted	4/12/2015
03202-2525-6	ANDREA A16	200	424	327	8/2/2013	Discovery	CALDERA	Granted	4/12/2015
03202-2526-4	ANDREA A17	300	426	328	8/2/2013	Discovery	CALDERA	Granted	4/10/2015
03202-2527-2	ANDREA A18	300	428	329	8/2/2013	Discovery	CALDERA	Granted	4/5/2015
03202-2543-4	ANDREA A19	100	430	330	8/2/2013	Discovery	CALDERA	Granted	5/7/2015
03201-I105-9	ESTELA A1	200	6131	4247	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I106-7	ESTELA A2	300	6132 vta	4248	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I107-5	ESTELA A3	300	6134 vta	4249	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I108-3	ESTELA A4	100	6136	4250	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I109-1	ESTELA A5	300	6138	4251	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I110-5	ESTELA A6	300	6139 vta	4252	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I111-3	ESTELA A7	300	6141 vta	4253	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I112-1	ESTELA A8	300	6143	4254	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I113-K	ESTELA A9	300	6145	4255	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I114-8	ESTELA A10	300	7239 vta	5051	11/13/2013	Discovery	COPIAPO	Granted	9/9/2015
03201-I115-6	ESTELA A11	200	6146 vta	4256	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I116-4	ESTELA A12	300	6148 vta	4257	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I117-2	ESTELA A13	300	6150	4258	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I118-0	ESTELA A14	200	6152	4259	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I119-9	ESTELA A15	200	6153 vta	4260	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03202-2528-0	ESTELA A16	200	432	331	8/2/2013	Discovery	CALDERA	Granted	4/5/2015
03203-D035-6	MARTITA B10	300				Discovery	COPIAPO	Granted	3/12/2016
03203-D024-0	BELLAVISTA A1	100				Discovery	COPIAPO	In Process
03203-D037-2	FLORENCIA B3	300				Discovery	COPIAPO	Granted	3/13/2016
03203-D038-0	FLORENCIA B14	300				Discovery	COPIAPO	Granted	3/13/2016
03203-D039-9	FLORENCIA B18	300				Discovery	COPIAPO	Granted	3/13/2016

Schedule B — Minera Ojos del Salado Mining Exploitation Concessions

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-0748-1	ALCAPARROSA	5	163 vta	207	24-07-1877	Property	COPIAPO	Granted
03203-0749-K	ALCAPARROSA II y IV	10	370	137	9/5/1939	Property	COPIAPO	Granted
03203-0932-8	ALTA SIERRA 1/11	8	86	33	3/31/1965	Property	COPIAPO	Granted
03201-0095-K	AURORA 1	5	4	2	1/15/1954	Property	COPIAPO	Granted
03203-2165-4	BLANCA TORRE DE CARRIZALILLO 1/25	25	1906	482	10/20/1992	Property	COPIAPO	Granted
03201-5796-K	BONANZA CUARTA 1/60	300	347 vta	78	3/22/1999	Property	COPIAPO	Granted
03201-5728-5	BONANZA DOS 1/10	40	177 vta	29	2/9/1999	Property	COPIAPO	Granted
03201-5797-8	BONANZA SEXTA 1	4	354 vta	79	3/22/1999	Property	COPIAPO	Granted
03201-5800-1	BONANZA SEXTA 11, 12, 33/60	260	370	82	3/22/1999	Property	COPIAPO	Granted
03201-5798-6	BONANZA SEXTA 6	10	359 vta	80	3/22/1999	Property	COPIAPO	Granted
03201-5799-4	BONANZA SEXTA 7/10	20	364 vta	81	3/22/1999	Property	COPIAPO	Granted
03201-5795-1	BONANZA TERCERA 1/60	300	340 vta	77	3/22/1999	Property	COPIAPO	Granted
03201-5189-9	BONANZA UNO 1/40	200	288 vta	44	2/27/1997	Property	COPIAPO	Granted
03201-0728-8	CARMEN	1	253	94	11/8/1935	Property	COPIAPO	Granted
03203-3245-1	CARO TRES 37	200	230 vta	34	2/19/1996	Property	COPIAPO	Granted
03203-1876-9	CAROLITA 1/7	56	1296	243	9/26/1991	Property	COPIAPO	Granted
03203-3170-6	CAROLITA SEIS 1/10	30	1919	302	12/1/1995	Property	COPIAPO	Granted
03201-2431-K	CECILIA 1/106	506	173	71	4/24/1986	Property	COPIAPO	Granted
03203-1978-1	CHICA 1/3	6	997 vta	181	7/17/1991	Property	COPIAPO	Granted
03203-1981-1	CHICA 14/20	40	1222	365	7/3/1992	Property	COPIAPO	Granted
03203-1982-K	CHICA 22/25	8	971 vta	178	7/17/1991	Property	COPIAPO	Granted
03203-1983-8	CHICA 26/31	18	988 vta	180	7/17/1991	Property	COPIAPO	Granted
03203-1984-6	CHICA 32/38	42	979	179	7/17/1991	Property	COPIAPO	Granted
03203-1985-4	CHICA 39	1	965 vta	177	7/17/1991	Property	COPIAPO	Granted
03203-1979-K	CHICA 4/12	36	957 vta	176	7/17/1991	Property	COPIAPO	Granted
03203-1970-6	CLAUDIA 1/17	100	153 vta	25	2/18/1991	Property	COPIAPO	Granted
03203-2980-9	COALA DOS 11/24	200	42 vta	6	1/5/1995	Property	COPIAPO	Granted
03203-5655-5	COALA TRES 13/20	200	51	7	1/5/1995	Property	COPIAPO	Granted
03203-5656-3	COIPA 1/30	144	238 vta	98	6/13/1957	Property	COPIAPO	Granted
03203-6329-2	CONDOR 1/20	100	847	143	6/30/1997	Property	COPIAPO	Granted
03203-6486-8	COOPERATIVA AGUSTINA 1/10	50	438	136	11/18/1980	Property	COPIAPO	Granted
03203-0276-5	COTOPAXI 1/3	15	483	124	11/16/1962	Property	COPIAPO	Granted
03201-5991-1	CRUCES NUEVE 1/20	200	829 vta	207	11/29/2000	Property	COPIAPO	Granted
03203-4067-5	CRUCES OCHO 1/15	200	816 vta	205	11/29/2000	Property	COPIAPO	Granted
03203-4068-3	CRUCES OCHO 41/60	100	823	206	11/29/2000	Property	COPIAPO	Granted
03201-5990-3	CRUCES SIETE 1/20 y 31/50	300	810	204	11/29/2000	Property	COPIAPO	Granted
03201-2203-1	CUTANA 1/10	47	138	44	7/2/1971	Property	COPIAPO	Granted
03201-0180-8	DESCUBRIDORA 1/2	10	123	62	10/9/1952	Property	COPIAPO	Granted
03201-1509-4	DESPRECIADA 1/2	10	1	1	5/6/1947	Property	COPIAPO	Granted
03203-2751-2	DICASO 1/9	200	131 vta	61	4/16/1981	Property	COPIAPO	Granted
03201-0034-8	ESCAPADA	30	406 vta	177	11/1/1938	Property	COPIAPO	Granted
03201-2118-3	GLADYS 1/73	358	111 vta	57	4/9/1981	Property	COPIAPO	Granted
03203-1648-0	GRANATE 1/21	105	1279	213	5/11/1990	Property	COPIAPO	Granted
03203-1649-9	GRANATE 22/41	100	1293 vta	215	5/11/1990	Property	COPIAPO	Granted
03203-1650-2	GRANATE 42/48	110	1761	303	7/9/1990	Property	COPIAPO	Granted
03203-1651-0	GRANATE 64/76	110	1249	210	5/11/1990	Property	COPIAPO	Granted
03203-1652-9	GRANATE 86/90	30	190 vta	21	1/9/1990	Property	COPIAPO	Granted
03203-1653-7	GRANATE 92/104	65	425	60	1/31/1990	Property	COPIAPO	Granted
03203-1654-5	GRANATE 105/119	75	1695 vta	294	7/5/1990	Property	COPIAPO	Granted
03203-1632-4	HERCULES 35/60	154	610	87	3/8/1990	Property	COPIAPO	Granted
03203-1885-8	HERCULES II 1/12	100	257 vta	40	2/12/1992	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-3224-9	JILGUERO DOS 1/10	210	36 vta	5	1/3/1996	Property	COPIAPO	Granted
03203-3621-K	JILGUERO SEGUNDA 21/23	100	1395 vta	321	11/18/1999	Property	COPIAPO	Granted
03203-3968-5	JILGUERO SEGUNDA 41/45	100	1401	322	11/18/1999	Property	COPIAPO	Granted
03203-0829-1	LA DICHOSA 1/2	10	304 vta	137	12/12/1955	Property	COPIAPO	Granted
03203-2800-4	LADRILLOSDOS 27/39	39	2037	368	12/28/1993	Property	COPIAPO	Granted
03203-2810-1	LADRILLOSTRES 1/10	110	1206 vta	231	9/14/1994	Property	COPIAPO	Granted
03203-2811-K	LADRILLOSTRES 51/52	15	1560 vta	284	10/19/1994	Property	COPIAPO	Granted
03203-2799-7	LADRILLOSUNO 1/22	150	2025 vta	367	12/28/1993	Property	COPIAPO	Granted
03201-2169-8	LAS ADRIANITAS 1/28	45	266 vta	124	6/18/1970	Property	COPIAPO	Granted
03203-4107-8	LAS PINTADAS 1/37	300	1	1	1/4/2001	Property	COPIAPO	Granted
03203-4109-4	LAS PINTADAS 121/125	50	24 vta	3	1/4/2001	Property	COPIAPO	Granted
03203-4110-8	LAS PINTADAS 131/135	50	32	4	1/4/2001	Property	COPIAPO	Granted
03203-4111-6	LAS PINTADAS 141	50	38 vta	5	1/4/2001	Property	COPIAPO	Granted
03203-4108-6	LAS PINTADAS 61/120	300	11	2	1/4/2001	Property	COPIAPO	Granted
03203-0440-7	LASTENIA	2	58	95	16-07-1890	Property	COPIAPO	Granted
03203-0444-K	LAURA REBECA	2	434	189	12/15/1938	Property	COPIAPO	Granted
03203-0445-8	LAURA SEGUNDA	2	434	189	12/15/1938	Property	COPIAPO	Granted
03201-5125-2	LEON 1/20	100	855	144	6/30/1997	Property	COPIAPO	Granted
03203-4028-4	MACA DOS 61/62	200	485 vta	141	6/8/2000	Property	COPIAPO	Granted
03203-2481-5	MACARENA 61/70	100	1023 vta	200	8/18/1993	Property	COPIAPO	Granted
03203-2479-3	MACARENA 11/28	200	1014	199	8/18/1993	Property	COPIAPO	Granted
03203-2480-7	MACARENA 41/49	100	587	131	5/5/1993	Property	COPIAPO	Granted
03203-2506-4	MACARENA 469/478	80	1164	217	8/18/1993	Property	COPIAPO	Granted
03203-2508-0	MACARENA 495/497	25	1182 vta	219	8/18/1993	Property	COPIAPO	Granted
03203-2483-1	MACARENA 101/110	100	1040 vta	202	8/18/1993	Property	COPIAPO	Granted
03203-2482-3	MACARENA 81/87	100	1032 vta	201	8/18/1993	Property	COPIAPO	Granted
03203-4014-4	MAK CUATRO 1/4	300	491	142	6/8/2000	Property	COPIAPO	Granted
03203-0564-0	MALAQUITA 1/156	589	183	56	7/8/1968	Property	COPIAPO	Granted
03203-1736-3	MALAQUITA 157	4	580	83	2/28/1990	Property	COPIAPO	Granted
03203-1976-5	MALAQUITA 159/161	12	835 vta	132	5/8/1992	Property	COPIAPO	Granted
03201-2302-K	MAMIÑA 1/125	582	219 vta	117	6/26/1981	Property	COPIAPO	Granted
03203-0843-7	MANTO MONSTRUO UNO	5	192	87	10/27/1948	Property	COPIAPO	Granted
03203-0700-7	MARCELA DEL CARMEN 1/5	25	235	155	12/7/1950	Property	COPIAPO	Granted
03203-3260-5	MARTA 1/30 (27/28)	8	192	49	6/16/1964	Property	COPIAPO	Granted
03203-1891-2	MILANO 1/10	100	477 vta	76	4/23/1991	Property	COPIAPO	Granted
03203-1988-9	MONUNA 1/2	2	951 vta	175	7/17/1991	Property	COPIAPO	Granted
03203-1989-7	MONUNA 3	2	945 vta	174	7/17/1991	Property	COPIAPO	Granted
03203-2065-8	NEGRA 1/30	300	608	97	4/6/1992	Property	COPIAPO	Granted
03203-1971-4	OLGA 1/10	100	146 vta	24	2/18/1991	Property	COPIAPO	Granted
03203-3477-2	PANDA CUARTA 1/20	100	1558	266	11/26/1997	Property	COPIAPO	Granted
03203-3472-1	PANDA CUATRO 1	5	1546	264	11/26/1997	Property	COPIAPO	Granted
03203-3473-K	PANDA CUATRO 2/8	21	1551 vta	265	11/26/1997	Property	COPIAPO	Granted
03203-3824-7	PANDA CUATRO 9/10	6	1028 vta	196	7/5/1999	Property	COPIAPO	Granted
03203-3750-K	PANDA QUINTA 1/24	140	63 vta	21	1/31/2000	Property	COPIAPO	Granted
03203-3474-8	PANDA SEGUNDA 1/15	150	1564 vta	267	11/26/1997	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-3475-6	PANDA TERCERA 1/10	50	1570 vta	268	11/26/1997	Property	COPIAPO	Granted
03203-3476-4	PANDA TERCERA 11/30	100	1577 vta	269	11/26/1997	Property	COPIAPO	Granted
03203-0663-9	PEDRO A. CERDA 1/10	40	487 vta	125	12/1/1962	Property	COPIAPO	Granted
03203-1657-K	PINTADAS 21/39	120	498 vta	79	4/23/1991	Property	COPIAPO	Granted
03203-1659-6	PINTADAS 66/72	91	60 vta	7	1/2/1990	Property	COPIAPO	Granted
03203-1660-K	PINTADAS 79/96	120	1737	300	7/9/1990	Property	COPIAPO	Granted
03203-2249-9	PINTADAS 73	4	616	98	4/6/1992	Property	COPIAPO	Granted
03203-3703-8	POR SI ACASO 1	8	1428	387	9/16/1998	Property	COPIAPO	Granted
03203-2912-4	QUILIMARI I 1/11	200	1274	194	7/27/1995	Property	COPIAPO	Granted
03203-0677-9	REBECA SEGUNDA	1	434	189	12/15/1938	Property	COPIAPO	Granted
03203-0725-2	RELAVE 1/2	10	118	53	4/7/1953	Property	COPIAPO	Granted
03203-2111-5	RENACER 14/26	70	1135 vta	351	6/11/1992	Property	COPIAPO	Granted
03203-2112-3	RENACER 28/32	35	1144	352	6/11/1992	Property	COPIAPO	Granted
03203-2113-1	RENACER 35/51	100	1575	286	10/19/1994	Property	COPIAPO	Granted
03203-2110-7	RENACER 4/13	50	582 vta	152	7/7/2000	Property	COPIAPO	Granted
03203-2114-K	RENACER 55/58	70	1585	287	10/19/1994	Property	COPIAPO	Granted
03203-2115-8	RENACER 69/83	75	178	34	2/7/1994	Property	COPIAPO	Granted
03203-2116-6	RENACER 84/92	50	807 vta	121	5/20/1994	Property	COPIAPO	Granted
03203-2118-2	RENACER 105/135	200	186 vta	35	2/7/1994	Property	COPIAPO	Granted
03203-0582-9	RESGUARDO	1	192	79	6/9/1939	Property	COPIAPO	Granted
03203-0588-8	RESGUARDO 1/4	4	418 vta	65	7/31/1963	Property	COPIAPO	Granted
	SAN CARLOS 1/2	15					COPIAPO
03203-0980-8	SAN ESTEBAN	10	48 vta	10	1/14/1958	Property	COPIAPO	Granted
03203-2750-4	SAN JOSE Y SOFIA 2	200	2080	356	8/14/1990	Property	COPIAPO	Granted
03203-2752-0	SAN PEDRO I 1/10,21/30,35/45	300	1386 vta	227	5/15/1990	Property	COPIAPO	Granted
03203-2749-0	SAN PEDRO II 49/68	200	1378	226	5/15/1990	Property	COPIAPO	Granted
03203-0904-2	SANTA AURORA 1/8	32	121 vta	49	5/3/1967	Property	COPIAPO	Granted
03203-0888-7	SANTOS VETA Y STOS. MANTOS	8	306	119	8/10/1937	Property	COPIAPO	Granted
03203-0054-1	SOFIA	1	85 vta	90	05-07-1890	Property	COPIAPO	Granted
03203-3908-1	SOL SEGUNDA 10/12	120	376 vta	83	3/22/1999	Property	COPIAPO	Granted
03203-3909-K	SOL SEGUNDA 13/22	80	382 vta	84	3/22/1999	Property	COPIAPO	Granted
03201-4993-2	SUERTE CINCO 1, 2, 3, 7, 8, 13, …	300	221	33	2/19/1996	Property	COPIAPO	Granted
03203-2759-8	TAURO TRES 1	20	1225 vta	234	9/16/1994	Property	COPIAPO	Granted
03203-2760-1	TAURO TRES 3	4	693 vta	106	5/4/1994	Property	COPIAPO	Granted
03203-0139-4	TERESA MARIA	3	57 vta	38	7/31/1943	Property	COPIAPO	Granted
03203-0145-9	TIRANA	5	113 vta	56	7/27/1949	Property	COPIAPO	Granted
03203-0985-9	VERI 1/11	48	302 vta	100	9/21/1967	Property	COPIAPO	Granted
03203-0603-5	VETA GRUESA	2	7 vta	3	3/28/1918	Property	COPIAPO	Granted
03203-1637-5	ALBA 17/36	100	1064 vta	181	4/30/1990	Property	COPIAPO	Granted
03203-1638-3	ALBA 37/56	100	1157 vta	280	9/22/1989	Property	COPIAPO	Granted
03203-1639-1	ALBA 57/76	100	447	63	1/31/1990	Property	COPIAPO	Granted
03203-1642-1	ALBA 127/156	132	1164 vta	281	9/22/1989	Property	COPIAPO	Granted
03203-1643-K	ALBA 157/160	11	470	66	1/31/1990	Property	COPIAPO	Granted
03203-1644-8	ALBA 163/169	22	478 vta	67	1/31/1990	Property	COPIAPO	Granted
03203-1662-6	CORITA 1/8	40	1896	326	7/19/1990	Property	COPIAPO	Granted
03203-2517-K	MACARENA 969/978	34	1231	225	8/18/1993	Property	COPIAPO	Granted
03203-1590-5	TORO 1/20	100	574 vta	151	5/9/1989	Property	COPIAPO	Granted
03203-1591-3	TORO 21/40	94	630 vta	161	5/10/1989	Property	COPIAPO	Granted
03203-1482-8	ROCIO 1/8	55	209 vta	72	Año 1989	Property	COPIAPO	Granted
03201-7107-5	LECHUZA 1/40	200	65	32	3/24/2008	Property	COPIAPO	Granted
03203-0782-1	DESCUIDADA 6	3					COPIAPO

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-0294-3	DESCUIDADA 11	2					COPIAPO
03203-0296-K	DESEADA	5	71	34	Año 1942	Property	COPIAPO	Granted
03201-5048-5	NATALIA 1/3	6	799 vta	144	Año 1996	Property	COPIAPO	Granted
03203-1633-2	HERCULES 63/90	112	1903 vta	327	7/23/1990	Property	COPIAPO	Granted
03203-1634-0	HERCULES 91/101	40	1306 vta	217	5/10/1990	Property	COPIAPO	Granted
03203-2505-6	MACARENA 467	4	1157	216	8/18/1993	Property	COPIAPO	Granted
03203-2507-2	MACARENA 485/494	20	1174	218	8/18/1993	Property	COPIAPO	Granted
03203-1990-0	MONUNA 7	3	939 vta	173	7/17/1991	Property	COPIAPO	Granted
03203-1991-9	MONUNA 8	1	933 vta	172	7/17/1991	Property	COPIAPO	Granted
03203-0625-6	ÑA LU 1/6	30	158	59	3/3/1959	Property	COPIAPO	Granted
03203-1658-8	PINTADAS 45/65	80	1267 vta	212	5/10/1990	Property	COPIAPO	Granted
03203-1818-1	PINTADAS II 1/15	50	1257 vta	211	5/10/1990	Property	COPIAPO	Granted
03203-1595-6	TORO 101/120	99	653	164	5/10/1989	Property	COPIAPO	Granted
03203-1596-4	TORO 121/133	100	645	163	5/10/1989	Property	COPIAPO	Granted
03203-1592-1	TORO 41/60	100	580 vta	152	5/9/1989	Property	COPIAPO	Granted
03203-1593-K	TORO 61/75	100	639	162	5/10/1989	Property	COPIAPO	Granted
03203-1594-8	TORO 81/100	100	587	153	5/9/1989	Property	COPIAPO	Granted
03201-8842-3	LECHUZA SUR 1/15	100	2464 vta	532	7/26/2012	Property	COPIAPO	Granted
03201-9234-K	MARK I 1/40	200	1913 vta	430	6/21/2012	Property	COPIAPO	Granted
03201-9235-8	MARK II 1/60	300	7395	5606	11/24/2009	Discovery	COPIAPO	In Process
03201-9236-6	MARK III 1/60	300	1919 vta	431	6/21/2012	Property	COPIAPO	Granted
03201-9237-4	MARK IV 1/33	200	3417	701	9/21/2012	Property	COPIAPO	Granted
03201-9238-2	MARK V 1/59	300	7401	5609	11/24/2009	Discovery	COPIAPO	In Process
03201-9239-0	MARK VI 1/54	270	56	11	1/10/2013	Property	COPIAPO	Granted
03201-9240-4	MARK VI 55/57	15	3435	703	9/21/2012	Property	COPIAPO	Granted
03201-9241-2	MARK VI 59/60	15	1926	432	6/21/2012	Property	COPIAPO	Granted
03201-7795-2	MARK 1/40	200	445	100	2/27/2012	Property	COPIAPO	Granted
03201-7796-0	MARK 41/100	300	1362 vta	307	6/16/2011	Property	COPIAPO	Granted
03201-7797-9	MARK 101/160	300	452 vta	101	2/27/2012	Property	COPIAPO	Granted
03201-7798-7	MARK 161/193	200	1370	308	6/16/2011	Property	COPIAPO	Granted
03201-7799-5	MARK 201/259	300	1379 vta	309	6/16/2011	Property	COPIAPO	Granted
03201-7800-2	MARK 261/318	300	1389 vta	310	6/16/2011	Property	COPIAPO	Granted
03203-5655-5	BRISA TRES 1/2	6	2457 vta	531	7/26/2012	Property	COPIAPO	Granted
03203-5656-3	BRISA CUATRO 1/2	10	6902 vta	5469	10/7/2008	Discovery	COPIAPO	In Process
03203-5801-9	PINTA 1	5	2472	533	7/27/2012	Property	COPIAPO	Granted
03203-5802-7	PINTA 2/11	30	2478 vta	534	7/27/2012	Property	COPIAPO	Granted
03201-9891-7	PUNTA NEGRA A 1/40	200	6658 vta	5340	8/10/2010	Discovery	COPIAPO	In Process
03203-6329-2	BRISA SIETE 1/2	54	8391	6734	10/7/2010	Discovery	COPIAPO	In Process
03203-6486-8	BUITRE 2 1/48	300	9550 vta	7075	9/14/2011	Discovery	COPIAPO	In Process
03203-6774-3	VIENTO A10 1/20	100	4790 vta	3535	6/15/2012	Discovery	COPIAPO	In Process
03203-6775-1	VIENTO A11 1/20	100	4793	3536	6/15/2012	Discovery	COPIAPO	In Process
03203-6881-2	DANIELA DIEZ 1/20	100	10115 vta	7141	11/29/2012	Discovery	COPIAPO	In Process
	CORA A1 1/60	300	11292 vta	7902	12/28/2012	Discovery	COPIAPO	In Process
	CORA A2 1/60	300	11294 vta	7903	12/28/2012	Discovery	COPIAPO	In Process
	CORA A3 1/40	200	11296 vta	7904	12/28/2012	Discovery	COPIAPO	In Process
	CORA A4 1/39	300	11298 vta	7905	12/28/2012	Discovery	COPIAPO	In Process
	CORA A5 1/43	300	11300 vta	7906	12/28/2012	Discovery	COPIAPO	In Process
	CORA A6 1/7	100	11302 vta	7907	12/28/2012	Discovery	COPIAPO	In Process

Minera Ojos del Salado Mining Exploration Concessions

		Area	Registration Information						Expiration
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status	Date
03203-A905-5	BUITRE A1	100	7888	5712	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A906-3	BUITRE A2	300	7889 vta	5713	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A907-1	CAMILA A1	200	7891	5714	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A908-K	CAMILA A2	300	7892 vta	5715	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A909-8	CAMILA A3	300	7894	5716	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A910-1	CAMILA A4	300	7895 vta	5717	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A911-K	CAMILA A5	300	7897	5718	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-C120-9	VIENTO B1	300	299 vta	211	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C121-7	VIENTO B2	300	301	212	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C122-5	VIENTO B3	300	302 vta	213	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C123-3	VIENTO B4	300	304	214	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C124-1	VIENTO B5	300	305 vta	215	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C125-K	VIENTO B6	200	307	216	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C126-8	VIENTO B7	200	308 vta	217	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C127-6	VIENTO B8	200	310	218	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C128-4	VIENTO B9	300	311 vta	219	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03201-H862-7	PUNTA NEGRA B1	200	3670	2510	6/21/2013	Discovery	COPIAPO	Granted	3/20/2015
03201-H986-0	MARK B4	200	6671 vta	4606	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03201-H987-9	MARK B5	300	6673	4607	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03201-H988-7	MARK B6	300	6674 vta	4608	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C495-K	CORA B1	300	6676	4609	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C496-8	CORA B2	300	6677 vta	4610	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C497-6	CORA B3	200	6679	4611	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C498-4	CORA B4	300	6680 vta	4612	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C499-2	CORA B5	300	6682	4613	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C500-K	CORA B6	100	6683 vta	4614	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-A097-K	GABRIELA 1 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A098-8	GABRIELA 2 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E237-1	GABRIELA 3 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E238-K	GABRIELA 4 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E239-8	GABRIELA 5 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A099-6	GABRIELA 6 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A100-3	GABRIELA 7 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A101-1	GABRIELA 8 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A102-K	GABRIELA 9 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E243-6	MARK A4 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E245-2	MARK A6 (renewal)	100					COPIAPO	Granted	12/21/2014

APPENDIX C

Detailed Mining and Surface Rights Maps

Minera Freeport-McMoRan South America Limitada
PLANO CATASTRAL
CCM. CANDELARIA y CCM. OJOS DEL SALADO
SECTOR PUNTA DEL COBRE
N
U.T.M.
BONANZA UNO 1-40
BONANZA TERCERA 1-60
BONANZA CUARTA 1-60
NEGRA 1-30
GRANATE 1-21
MEMO 1-10
TOPISCO 1-10
LECHUZA 1-40
AGUILA 1-28
ALICIA 1-50
LA POLLITA 1-13
PANTERA 1-52
ALFONSO SILVA CUBILLOS
BRUJA 1-31
CAROLA 1-67
SAUCE 8-60
CIA. MRA. BIO-BIO SCM
ALERCE 1-80
HERCULES 63-60
HERCULES 35-60
MARK 261-318
MALAQUITA 1-156
E 365.000 m.
E 367.500 m.
E 370.000 m.
E 372.500 m.
E 375.000 m.
E 377.500 m.
N 6.967.500 m.
N 6.965.000 m.
N 6.962.500 m.
N 6.960.000 m.
N 6.957.500 m.
N 6.955.000 m.
N 6.952.500 m.
N 6.950.000 m.
N 6.947.500 m.
N 6.945.000 m.
N 6.942.500 m.

[illegible]	NOMBRE POZO	UBICACION	EMPRESA	Caudal l/s
	LISTADO POZOS DE AGUA FRESCA CCM CANDELARIA			
	POZO 10	PAIPOTE – COPIAPO	CCM CANDELARIA	100
	POZO 11	PAIPOTE – COPIAPO	CCM CANDELARIA	130
	POZO 8	ALCAPARROSA – T. AMARILLA	CCM CANDELARIA	100
	POZO 15	PUNTA NEGRA – COPIAPO	CCM CANDELARIA	115
	POZO 12	ALCAPARROSA – T. AMARILLA	CCM CANDELARIA	110
	POZO 9	PALERMO – T. AMARILLA	CCM CANDELARIA	85
	POZO 13	PALERMO – T. AMARILLA	CCM CANDELARIA	70
	POZO A1	NANTOCO – T. AMARILLA	CCM CANDELARIA	78
	POZO 14	ALCAPARROSA – T. AMARILLA	CCM CANDELARIA	110
	POZO 16	TORO LORCA – COPIAPO	CCM CANDELARIA	110
	LISTADO POZOS DE AGUA FRESCA CCM OJOS DEL SALADO			
	[illegible]	PALERMO – T. AMARILLA	CCM OJOS DEL SALADO	[illegible]

TERRENOS SUPERFICIALES C.C.M. OJOS DEL SALADO
EN AREA OPERACIONES - TIERRA AMARILLA

Rol de Avalúo	Comuna	Propietario	Inmueble	Inscripción Fjs.		Nº	AÑO
8-001	Tierra Amarilla	CCM Ojos del Salado	Union Lotes Roles 8-1 y 22-5, resolución 02 de 1994, de fecha 7 de abril de 1994se forman los lotes 1 y 2, lote 1 de 31867,84 m2 y Lote 2 de 1.875,29 M2	1.655		1.460	1988
				1.643		1.441	1988
22-005				1.642	vta	1.440	1988
				1.654	vta	1.459	1988
8-002	Tierra Amarilla	CCM Ojos del Salado	Ex Martín Yaño M.	4.542	vta	2.214 A	1992
8-003	Tierra Amarilla	CCM Ojos del salado	Terreno subdividido en dos lotes , lote 1 de 3.370,7 m2 y lote 2 de 29.3 m2	1.642	vta	1.440	1988
				1.654	vta	1.459	1988
8-011	Tierra Amarilla	CCM Ojos del Salado	Lotes 1, 2 y 3 SD Lote A	2.093		1.873	1994
8-074	Tierra Amarilla	CCM Ojos del Salado	Ex Alma Miranda Lote C (lotes 1,2,3)	2.095	vta	1.867	1994
8-076	Tierra Amarilla	CCM Ojos del Salado	Lote 3 SD El Escorial (3E), Rol 8-194	2.089		1.870	1994
8-129	Tierra Amarilla	CCM Ojos del Salado	Lotes 1,2 y 3 del Lote 2, ex Blas Porcile	2.090	vta	1.871	1994
8-174	Tierra Amarilla	CCM Ojos del Salado	Ex Rol 8-026, Lote 1	2.086	vta	1.868	1994
8-175	Tierra Amarilla	CCM Ojos del Salado	Ex Rol 8-026, Lote 2	2.086	vta	1.868	1994
8-176	Tierra Amarilla	CCM Ojos del Salado	Ex Rol 8-026, Lote 3 A	2.086	vta	1.868	1994
8-177	Tierra Amarilla	CCM Ojos del Salado	Ex Rol 8-026, Lote 3 B	2.086	vta	1.868	1994
8-195	Tierra Amarilla	CCM Ojos del Salado	Lote 2 SD. Lote Nº 21 Ex Julio Cortes F. (ex	4.547	vta	2.221 A	1992
8-204	Tierra Amarilla	CCM Ojos del Salado	Lote 2 SD. Lote Nº 20. Ex Raúl García M.	4.545	vta	2.216 A	1992
21-023	Tierra Amarilla	CCM Ojos del Salado	Lote A. Qda. Melendez	4.541	vta	2.213 A	1992
21-024	Tierra Amarilla	CCM Ojos del Salado	Lote B. Qda. Melendez	4.541		2.212 A	1992
23-071	Tierra Amarilla	CCM Ojos del Salado	Lote Uno A de la parcela "El Chañar"	1.325	vta	890	2005
24-084	Tierra Amarilla	CCM Ojos del Salado	Lote B Paños 3 y 4, P. El Castillo ex H.C.F.	4.546		2.220 A	1992
25-026	Tierra Amarilla	CCM Ojos del Salado	Terreno Pozo 1 y Bombas	4.546		2.218 A	1992
29-001	Tierra Amarilla	CCM Ojos del Salado	Lote A1-a, (rol 29-008) .P.Pedro A. Cerda	4.303		3.540	1993
93-001	Tierra Amarilla	CCM Ojos del Salado	Ex Mario Velez Gonzales	1.891	vta	1.615	1997
103-001	Tierra Amarilla	CCM Ojos del Salado	Ex Jorge Carrizo	4.540		2210 A	1992
145-001	Tierra Amarilla	CCM Ojos del Salado	Lote 1, Manzana 45	2.232		2.005	1994
146-001	Tierra Amarilla	CCM Ojos del Salado	Lote 1, Manzana 46	2.231		2.004	1994
517-006	Tierra Amarilla	CCM Ojos del Salado	Terreno Pozo 1 y bombas, ex Olga Vergara	4.540	vta	2.211 A	1992
520-001	Tierra Amarilla	CCM Ojos del Salado	Terreno pozo 2 Fdo. Palermo	4.543	vta	2.216 A	1992
7000-045	Tierra Amarilla	CCM Ojos del Salado	Lote A. Qda. del Buitre (Lote 1, 2 y 3)	857	vta	1.327	1993
7000-065	Tierra Amarilla	CCM Ojos del Salado	Lote B. Qda. del Buitre	859	vta	1.328	1993
7000-066	Tierra Amarilla	CCM Ojos del Salado	Lote C. Qda. del Buitre	861		1.329	1993
7000-067	Tierra Amarilla	CCM Ojos del Salado	Pta. del Cobre, M. Santos	862	vta	1.330	1993
7000-068	Tierra Amarilla	CCM Ojos del Salado	Sector Este, Pta. del Cobre	864		1.331	1993
7000-069	Tierra Amarilla	CCM Ojos del Salado	Sierra Granate	865	vta	1.332	1993
7000-070	Tierra Amarilla	CCM Ojos del Salado	Lote B1, Qda. del Buitre	1.722		1.097	1992
7000-122	Tierra Amarilla	CCM Ojos del Salado	Lote Uno A. Qda. Meléndez	1.831	vta	1.968	2001
7000-123	Tierra Amarilla	CCM Ojos del Salado	Lote Uno B. Qda. Meléndez	1.832	vta	1.969	2001
7000-134	Tierra Amarilla	CCM Ojos del Salado	Sierra Granate, lote B, Botadero I – II	865	vta	1.332	1993
7000-143	Tierra Amarilla	CCM Ojos del Salado	Lote Dos, Permuta con Pucobre	1.479	vta	1.457	2007

OTROS TERRENOS (EN ESTUDIO o COMPARTIDO)

Rol de Avalúo	Comuna	Propietario	Inmueble	Inscripción Fjs.		Nº	AÑO
517-008	Tierra Amarilla	Juan de la Rosa Paz	Ignacio C.Pinto Nº 174 (Pozo 1 y Bombas)	839		765	1985
93-006	Tierra Amarilla	CCMO y Otros	Sitio Nº 6, Mz 11, Camino Margarita Rocco	2.524	vta	1.598	1996
	Tierra Amarilla	Rodolfo San Roman	Ignacio C.Pinto s/n (Pozo 1 y Bombas)				

TERRENOS CCM CANDELARIA
EN AREA OPERACIONES - TIERRA AMARILLA

Rol SII	Propiedad	Comuna	Titular Escritura	Inscripción Fojas		Nº	Año
0023-037	Hacienda Alcaparroza	T. Amarilla	CCM Candelaria	7.291	vta.	3.447	1990
0023-039	El Algarrobo	T. Amarilla	CCM Candelaria	2.044	vta.	869	1989
0023-040	Hijuela Pizarro	T. Amarilla	CCM Candelaria	6.905	vta.	3.154	1990
0023-041	Fundo Collarte	T. Amarilla	CCM Candelaria	117	vta.	182	1990
0023-049	Potrero del Cerro	T. Amarilla	CCM Candelaria	6.907		3.156	1990
0023-053	Alto Meléndez	T. Amarilla	CCM Candelaria	2.682		1.646	1989
0023-054	Lote B, Paradero Nº 2, Tierra Amarilla	T. Amarilla	CCM Candelaria	24		37	1992
0023-074	Hta Alcaparroza (Mina Lote B)	T. Amarilla	CCM Candelaria	7.291	vta.	3.447	1990
0024-018	Fundo Palermo	T. Amarilla	CCM Candelaria	7.231		3.306	1990
0024-076	Paño 1A Parcela El Castillo	T. Amarilla	CCM Candelaria	2.562		1.488	1992
0024-092	Lote A, Punta del Cobre ex Cortés Rojo	T. Amarilla	CCM Candelaria	692		1.086	1993
0024-099	Lote F2	T. Amarilla	CCM Candelaria	3.774		2.579	1994
0024-127	Lote 3-1, 3-2 y 3-3, sector sur cementerio	T. Amarilla	CCM Candelaria	660	vta.	535	1998
0024-144		T. Amarilla	CCM Candelaria	662		536	1998
0024-145		T. Amarilla	CCM Candelaria	663		537	1998
0028-003	El Escorial	T. Amarilla	CCM Candelaria	425		425	1978
0029-002	Sierra Ojanco Lote A	T. Amarilla	CCM Candelaria	2.022		829	1989
0029-003	Sierra Ojanco Lote B	T. Amarilla	CCM Candelaria	2.022		829	1989
0029-004	Sierra Ojanco Lote C	T. Amarilla	CCM Candelaria	2.022		829	1989
0047-066	Nantoco J6, al Naciente de Parcela 8	T. Amarilla	CCM Candelaria	1.930	vta.	1.853	1997
0070-002	Ojancos Nuevos, Lote B	T. Amarilla	CCM Candelaria	7.402	vta.	3.622	1990
0070-003	Ojancos Nuevos, Lote C	T. Amarilla	CCM Candelaria	7.401	vta.	3.621	1990
0070-004	Ojancos Nuevos, Lote A	T. Amarilla	CCM Candelaria	7.401		3.620	1990
0070-006	Sierra Ojancos Nuevos Lote A	T. Amarilla	CCM Candelaria	7.400		3.619	1990
0070-007	Sierra Ojancos Nuevos Lote B	T. Amarilla	CCM Candelaria	7.400		3.619	1990
0554-059	Parcela 5, Fundo El Rosario, Paipote	Copiapó	CCM Candelaria	14.628	vta.	3.529	2003
0554-104	Parcela Nº 11, Paipote, El Chañar	Copiapó	CCM Candelaria	14.628		3.530	2003
0554-134	Lote U, Fundo El Rosario, Paipote	Copiapó	CCM Candelaria	1.337	vta.	526	2006
0555-029	Av.Copayapu 6117, Punta Negra, Paipote	Copiapó	CCM Candelaria	380	vta.	383	2007
0600-001	Sierra El Bronce Lote A (Lote 1, 2 y 3)	T. Amarilla	CCM Candelaria	1.604	vta.	1.030	1992
0600-002	Sierra El Bronce Lote B	T. Amarilla	CCM Candelaria	1.604	vta.	1.030	1992
7000-005	Quebrada El Buitre , Lote A2	T. Amarilla	CCM Candelaria	3.911	vta.	2.609	2009
7000-013	Sierra El Bronce (Lote 1,2 y 3)	T. Amarilla	CCM Candelaria	2.811	vta.	2.050	1989
7000-015	Quebrada El Buitre , Lote A1-B	T. Amarilla	CCM Candelaria	3.908		2.608	2009
7000-026	Sierra El Bronce Lote A	T. Amarilla	CCM Candelaria	3.407	vta.	2.627	1991
7000-027	Sierra El Bronce Lote B	T. Amarilla	CCM Candelaria	3.407	vta.	2.627	1991
7000-028	Sierra El Bronce Lote C	T. Amarilla	CCM Candelaria	3.407	vta.	2.627	1991
7000-083	Lote VO-11B (S/E Qda. del Buitre)	T. Amarilla	CCM Candelaria	1.135		1.162	1997
7000-084	Lote VO-11A (N/E Qda. del Buitre)	T. Amarilla	CCM Candelaria	1.779		1.704	1997
7000-085	Lote VO-08 (N/E Punta del Viento)	T. Amarilla	CCM Candelaria	1.661		1.607	1997
7000-096	En Qda. El Buitre, Ex San Esteban	T. Amarilla	CCM Candelaria	714	vta.	507	1998
0047-012	Parcela 8, Nantoco	Tierra Amarilla	CCM Candelaria				
0027-023	Complejo Deportivo	Tierra Amarilla	CCM Candelaria				

E 365.000 m.
E 367.500 m.
E 370.000 m.
E 372.500 m.
E 375.000 m.
E 377.500 m.
N 6.967.500 m.
N 6.965.000 m.
N 6.962.500 m.
N 6.960.000 m.
N 6.957.500 m.
N 6.955.000 m.
N 6.952.500 m.
N 6.950.000 m.
N 6.947.500 m.
N 6.945.000 m.
N 6.942.500 m.
Pozo 16
Pozo 15
Pozo 10
Pozo 11
ROL_554-104
LOTE_"U"_EL_ROSARIO_PAIPOTE
ROL_554-059_PC-5_PAIPOTE
Lote A
Rol: 7.000-69
Lote B
LOTE 1 - ROL 7000-45
LOTE 2 (Para Ruta C-397)
ROL_600-001
LOTE 1 (ROL-600-001)
LOTE 1 (ROL-7000-013)
LOTE 2 (Para ruta C-397)
Rol-7000-13
LOTE 3 (ROL-7000-013)
LOTE_B__ROL_600-002
LOTE_C__ROL_7000-028
SOLICITUD VENTA DIRECTA-BIENALES
LOTE TLD-1
SOLICITUD VENTA DIRECTA-BIENALES
LOTE TLD-2
POZO A1

Minera Freeport-McMoRan South America Limitada

N
U.T.M.

PLANO CATASTRAL

CCM. CANDELARIA y CCM. OJOS DEL SALADO
SECTOR PUNTA DEL COBRE

ESCALA : s/e | FECHA : JUNIO 2014 | PLANO Nº C92-102-PISOS CATASTROPM2014-06

Signature Page

Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects,

Atacama Province, Region III, Chile

Prepared for:

Franco-Nevada Corporation 199 Bay Street, Suite 2000 P.O. Box 285 Commerce Court Postal Station Toronto, Ontario M5L 1G9 Tel: 416-306-6300 Fax: 416-306-6330	Franco-Nevada (Barbados) Corporation Ground Floor, Balmoral Hall, Balmoral Gap, Hastings, Christ Church Barbados, BB14034 Tel: 246-434-8200 Fax: 246-436-0229

Prepared by:

SRK Consulting (Canada) Inc.

Suite 1300, 151 Yonge Street

Toronto, Ontario, Canada

M5C 2W7

SRK Project Number 3CF016.001

Effective date: October 6, 2014
Signature date: March 20, 2015

Authored by:

[Signed and sealed] Jean-François Couture, PGeo Corporate Consultant (Geology)	[Signed and sealed] Glen Cole, PGeo Principal Consultant (Resource Geology)	[Signed and sealed] Gary Poxleitner, PEng Principal Consultant (Mining Engineering)

[Signed and sealed] John Nilsson, PEng Independent Consultant (Mining Engineering)	[Signed and sealed] Adrian Dance, PEng Principal Consultant (Mineral Processing)	[Signed and sealed] Cameron C. Scott, PEng Principal Consultant (Environment)

Approved by:

[Signed and sealed] Jean-François Couture, PGeo Corporate Consultant (Geology)

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Jean-François Couture, do hereby certify that:

1)	I am a Corporate Consultant (Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada;

2)

I am a graduate of the Université Laval in Quebec City with a BSc. in Geology in 1982. I obtained a MSc. A. in Earth Sciences and a Ph.D. in Mineral Resources from Université du Québec à Chicoutimi in 1986 and 1994, respectively. I have practiced my profession continuously since 1982. From 1982 to 1988, I conducted regional mapping programs in the Precambrian Shield of Canada, from 1988 to 1996; I conducted mineral deposit studies for a variety of base and precious metals deposits of hydrothermal and magmatic origins. From 1996 to 2000, I was a Senior Exploration Geologist responsible for the development, execution and management of exploration program for base and precious metals in Precambrian terranes, including volcanogenic sulphide deposits. Since 2001 I have authored and co-authored several independent technical reports on several base and precious metals exploration and mining projects worldwide;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197) and l’Ordre des Géologues du Québec (OGQ#1106);

4)	I have not personally visited the subject projects but relied on a site visit conducted between June 16 and 18, 2014 by Glen Cole, PGeo (APGO#1416), a co-author of this technical report;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 1 to 11, 18, 21, 22, 23, 26 and parts of 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto, Ontario	Jean-François Couture, PGeo (APGO#0197)
March 20, 2015	Corporate Consultant (Geology)

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Glen Cole, do hereby certify that:

1)	I am a Principal Consultant (Resource Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada;

2)

I am a graduate of the University of Cape Town in South Africa with a B.Sc (Hons) in Geology in 1983; I obtained a M.Sc (Geology) from the University of Johannesburg in South Africa in 1995 and a M.Eng in Mineral Economics from the University of the Witwatersrand in South Africa in 1999. I have practiced my profession continuously since 1986. Between 1986 and 1989 I worked as a staff geologist on various Anglo American mines. Between 1989 and 2005 I have worked for Goldfields Ltd at several exploration projects, underground and open pit mining operations in Africa and held positions of Mineral Resources Manager, Chief Mine Geologist and Chief Evaluation Geologist, with the responsibility for estimation of Mineral Resources and Mineral Reserves for development projects and operating mines. Since 2006, I have estimated and audited mineral resources for a variety of early and advanced base and precious metals projects in Africa, Canada, Chile and Mexico;

3)

I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the Province of Ontario (APGO#1416), the Association of Professional Engineers and Geoscientists of the Province of Saskatchewan (PEGS#26003) and am also registered as a Professional Natural Scientist with the South African Council for Scientific Professions (Reg#400070/02);

4)	I have personally inspected the subject projects between June 16 and 18, 2014;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 13 and parts of 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto, Ontario	Glen Cole, PGeo (APGO#1416)
March 20, 2015	Principal Consultant (Resource Geology)

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Adrian Dance, do hereby certify that:

1)	I am a Principal Consultant (Metallurgy) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at 22nd Floor, 1066 West Hastings Street, Vancouver, British Columbia, Canada;

2)

I am a graduate of the University of British Columbia in 1987 and the University of Queensland in 1991 where I obtained a BASc in Mineral Processing and a PhD in Mineral Processing. I have practiced my profession continuously since 1991 where I have both worked at copper processing operations in Canada and Peru as well as consulted on a range of copper-gold processing projects around the world;

3)	I am a professional engineer registered with the APEGBC, license # 37151;

4)	I have not personally visited the subject projects but relied on a site visit conducted between June 16 and 18, 2014 by Glen Cole, PGeo (APGO#1416), a co-author of this technical report;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 12, 16, 17 and parts of 20, 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have participated in a review of Candelaria’s grinding circuit performance in 2006;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Vancouver, British Columbia	Adrian Dance (PEng #37151)
March 20, 2015	Principal Consultant (Metallurgy)

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Gary Poxleitner, do hereby certify that:

1)	I am a Principal Consultant (Mining Engineering) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 101, 1984 Regent Street South, Sudbury, Ontario, Canada;

2)

I am a graduate of the Laurentian University in Sudbury, Ontario in 1991, I obtained a Bachelor of Engineering degree. I have practiced my profession continuously since 1991. I have 23 years of both operations and engineering underground experience. I have worked primarily in underground mines including blast hole open stope and narrow vein mining in commodities such as base metals, gold, silver, diamonds, salt, copper and uranium. I have managed complex studies, including mine optimization; budgeting and cost estimation; economic evaluations; due diligence and independent review; as well as mine audits. I have also been engaged in the process of converting Mineral Resources to Mineral Reserve estimates. Following graduation I was employed with El-Equip, in mine communication automation and with Anrep in engineering. Starting in 1994, I was employed by Royal Oak Mines, as Ventilation Engineer for the underground mine operations, at Giant Mine in Yellowknife, Northwest Territories. Beginning in 1997, I was employed by Boliden-Westmin, as a Mine Engineer in Campbell River, British Columbia. Commencing in 2001, I was employed by Vale as a Project Manager, Mine Supervisor, Mine Engineer Supervisor in Sudbury, Ontario. Since joining SRK Consulting in 2011, I have been engaged in technical engineer studies, operations improvement, due diligence and economical modelling.

3)	I am a Professional Engineer registered with Professional Engineers Ontario (PEO#100015286);

4)	I have personally inspected the subject projects between June 10 and 12, 2014 and between June 16 and 18, 2014;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for parts of sections 14, and 15, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects. ;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Sudbury, Ontario	Gary Poxleitner, PEng (PEO#100015286)
March 20, 2015	Principal Consultant (Mining Engineering)

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, John Nilsson, do hereby certify that:

1)	I am President with the firm of Nilsson Mine Services with an office at 20263 Mountain Place, Pitt Meadows, British Columbia;

2)

I am a graduate of Queen’s University in Kingston, Ontario with a B.Sc. in Geology in 1977, I obtained an M.Sc. in Mining Engineering from Queen’s University in 1990. I have practiced my profession continuously since 1977.

3)	I am a professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia (#20697);

4)	I have personally inspected the subject projects between June 10 and 12, 2014 and June 16 and 18, 2014;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for parts of sections 14, 15, 20, 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

Nilsson Mine Services Ltd. was retained by Lundin Mining Corporation to prepare sections of a technical report, including contributions to a Mineral Reserve statement, for the Compañía Contractual Minera Candelaria copper project located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation ; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Pitt Meadows, British Columbia	John Nilsson, PEng (APEGBC#20697)
March 20, 2015	President Nilsson Mine Services Ltd.

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Cameron C. Scott, do hereby certify that:

1)	I am a Principal Consultant (Geotechnical Engineering) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 2200, 1066 West Hastings Street, Vancouver, British Columbia, Canada;

2)

I am a graduate of the University of British Columbia in 1974, I obtained a B.A.Sc. Degree in Geological Engineering and subsequently was granted an M.Eng. I also obtained a Degree in Civil Engineering (Geotechnical Option) by the University of Alberta in 1984. I have practiced my profession continuously since 1974. I have worked as a Geotechnical Engineer for a total of 40 years. Most of my professional practice has focused on the geotechnical and hydrogeological aspects of mining, including the site selection, design, permitting, operation and closure of mine waste facilities in Canada, the US, Mexico, Central and South America, Europe and various countries within the former Soviet Union.

3)	I am a professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia (#11523) since 1978;

4)	I have not personally visited the subject projects but relied on a site visit conducted between June 16 and 18, 2014 by Glen Cole, PGeo (APGO#1416), a co-author of this technical report;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for section 19, and accept professional responsibility for that section of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Vancouver, British Columbia	Cameron C. Scott (PEng #11523)
March 20, 2015	Principal Consultant (Geotechnical Engineering)